Total number of pages : 106
Total number of exhibits : 1
Exhibit Index : page 2.

001


07054172

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of May, 2007

Commission File Number: 0-49888

Randgold Resources Limited
(Translation of registrant's name into English)

La Motte Chambers, La Motte Street, St. Helier, Jersey, JE1 1BJ, Channel Islands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F **X** Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): **X**

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No **X**

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached to the Registrant's Form 6-K filing for the month of May 2007, and incorporated by reference herein, is:

Exhibit No.	Description	Page
1.	Randgold Resources Limited – 2006 Annual Report	5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

RANDGOLD RESOURCES LIMITED



By: ________________________
David Haddon
Group Company Secretary

Dated: May 1, 2007

Exhibit 1



Value creation is in our DNA

RANDGOLD RESOURCES

ANNUAL REPORT 2006

Mission

Randgold Resources' focus is on the creation of value through the discovery and development of world class gold projects.



IFC Corporate profile and mission
01 2006 highlights
02 Chairman's statement
04 Directors
06 Management
08 Chief executive's report
REVIEW OF OPERATIONS
11 Financial review
13 Operations and projects
13 *Loulo mine*
24 *Morila mine*
29 *Tongon project*
31 Annual resource and reserve declaration
32 Table of mineral rights
33 Exploration review
42 New business
43 Social responsibility
43 *Policy statement*
44 *Environmental report*
44 *Human resources report*
DIRECTORS' REPORTS
47 Corporate governance
53 Remuneration committee report
59 Directors' report
60 Statement of directors' responsibilities and approval of the annual financial statements
FINANCIAL STATEMENTS
61 Report of the independent auditors
62 Financial statements
87 Subsidiary and joint venture companies
88 Group structure
SHAREHOLDERS' INFORMATION
89 Directory
90 Analysis of shareholding
92 Notice of annual general meeting
93 Proxy form

Corporate profile

Randgold Resources is an African focused gold mining and exploration business incorporated in Jersey in the Channel Islands in 1995 and listed on the London Stock Exchange in 1997 and on Nasdaq in 2002.

Its discoveries to date include the 7.5 million ounce Morila deposit in southern Mali, the +6 million ounce Yalea deposit at Loulo in western Mali and the 3 million ounce Tongon deposit in the Côte d'Ivoire.

The company financed and developed the Morila mine which was brought into production in October 2000 and to date has produced more than 4 million ounces of gold. It also financed and developed the Loulo mine, which was officially opened in November 2005. Loulo's gold production is planned to average 250 000 ounces per year until 2009, when Yalea underground will start contributing. The underground development will significantly extend the mine's production and life and is expected to average above 350 000 ounces per year during the seven year period from 2009 to 2015.

At the Tongon project in Côte d'Ivoire, the company is progressing with a 30 000 metre drilling programme which will form the basis for a feasibility study on the development of a mine.

Randgold Resources' focus is on the creation of value through the discovery and development of world class gold projects. This is supported by exploration projects in the major gold regions of Mali, Senegal, Burkina Faso, Côte d'Ivoire, Ghana and Tanzania as well as its generative team's ongoing search for new

2006 Highlights

- Profit before tax up 54%; net profit of US$51 million also up despite first full-year tax charge of US$23 million
- Loulo mine delivers robust results in first full year of production; work starts on Yalea underground development and planning updated on Gara
- Morila maintains its record as a solid cash generator
- Tongon moves into the bankable feasibility study phase
- Exploration expands reserves and resources in Mali and delivers promising results from Burkina Faso



US$000	31 Dec 2006	31 Dec 2005 (Restated)~
Gold sales#	262 717	151 502
Total cash costs*	132 540	65 939~
Profit from mining activity*	130 177	85 563~
Profit before income tax	73 973	48 026~
Net profit	50 876	47 856~
Net profit (as previously reported)	n/a	40 887
Net profit attributable to equity shareholders	47 564	45 507~
Net cash generated from operations	70 410	29 736
Cash and cash equivalents	143 356	152 452
Attributable production§ (oz)	448 242	328 428
Group total cash costs per ounce* § (US$)	296	201~
Group cash operating costs per ounce* § (US$)	258	169~

 # Gold sales does not include the non-cash profit/(loss) on the roll forward of hedges.

** Refer to explanation of non-GAAP measures provided in note 23 on pages 84 and 85.*

§ Randgold Resources consolidates 100% of Loulo and 40% of Morila.

~ Restated due to change in accounting policy relating to stripping costs. See note 6 on change in accounting policy on pages 73 and 74.

n/a Not applicable.


RANDGOLD
RESOURCES

Annual Report 2006

London Stock Exchange: RRS
Nasdaq: GOLD

www.randgoldresources.com



Chairman's statement

Even by the hectic standards of recent times, 2006 was a momentous year for the gold market and for Randgold Resources. The bull run continued into its seventh year - and is now the longest in the industry's history - while Randgold Resources advanced on all fronts as its profitable growth strategy continued to deliver positive results.

In 2006, Randgold Resources increased its profit before tax by more than 50% to US$74 million and its net profit by 6% to US$51 million after a US$23 million tax charge at Morila. The company ended the year with cash of US$143 million after spending more than US$100 million on the completion of the Loulo plant, the repayment of the first third of the Loulo project finance, the first stage of the Yalea underground development and its ongoing exploration programmes.

Given the robust balance sheet and the continued strong cash flows expected from the operations, the board decided that it was appropriate to start dividend payments and declared a dividend of 10 cents per share. This is, of course, not our first distribution to shareholders: In 2002, the company returned some US$81 million to investors through a share buyback.

Operationally, it was also a successful year for Randgold Resources, with gold production increasing by 36%. The delays and difficulties caused by a defaulting contractor at Loulo were overcome and in its first full year of production, the mine has lived up to our expectations. With the plant and the openpit operations settled at the rated level, work started on the development of the Yalea underground mine and the planning of the Gara underground mine was completed. These higher grade mines will significantly enhance Loulo's production profile and extend its life to 2024.

The company's Morila joint venture again continued to make a solid contribution. Unhedged and debt free, it remains a major cash generator. In Côte d'Ivoire, the Tongon project has progressed to the bankable feasibility stage; a development decision will be made within two years. Elsewhere in the company's prospect portfolio, a number of advanced targets are returning promising results.

During the review period, as before, Randgold Resources' management has been guided by a simple philosophy: to invest our financial and intellectual capital in exploration to find successful operations capable of generating profits which we can reinvest in our future to create sustainability. The growth strategy based on this belief is a long term one, and while we regularly review its implementation, we do not allow ourselves to become distracted from our course by transient market trends. It is this consistency, I believe, that has given Randgold Resources a record of value creation that has very few peers in the gold industry.

This is particularly important in the current market, where the excitement of a rising gold price seems to have shifted the industry's emphasis from building profitable businesses to pursuing short term trading opportunities. Similarly, some investors appear to be more interested in production and short term share price performance than in real value creation and sustainable profitability.

The industry's market capitalisation has grown substantially but this growth has been driven by merger and acquisition activity and a flurry of new listings, rather than by the discovery



"In the challenging spheres of African mining and international markets, a company's success is directly linked to the skills and motivation of its personnel and their ability to work as a team."

Philippe Liétard
Chairman

and development of new gold reserves. Indeed, the new gold supply remains flat at best. This suggests that the market is being buoyed up by short term speculative sentiment rather than the development of new resources and the creation of real value.

We do not know how long the bull run in the gold price will continue. However, as far as Randgold Resources is concerned, our overriding priority is to continue finding and developing good gold prospects and building a business that will be profitable not only at the present gold prices but also at the much lower price levels at which the metal has traded in the past.

This is why we maintain our focus on organic growth through discovery and development, and why we continue to invest and to re-invest in our future, thus strengthening and enhancing the quality of our assets. And it is important to note that in our pursuit of growth, we place quality far above size. As the philosopher Voltaire observed: *"Dieu n'est pas pour les gros bataillons, mais pour ceux qui tirent le mieux (God is not on the side of the heavy battalions, but of the best shots)"*.

Chief among these assets are Randgold Resources' people. In the challenging spheres of African mining and international markets, a company's success is directly linked to the skills and motivation of its personnel and their ability to work as a team. The Randgold Resources team is acknowledged as one of the best in the business. Indeed, a recent analyst's report from Arbuthnot Securities puts it even more strongly: *"Management with a solid understanding of production and exploration is key to the success of a mining company. Randgold has in our opinion the foremost team of any in the industry. They have demonstrated their ability, initially through the discovery and construction of Morila, followed by the development of the Loulo operation"*.

Randgold Resources has since its establishment had exceptionally competent executive and exploration teams. Over time, the company has also developed first class skills in evaluation, design and development of capital projects, operational management, corporate finance, procurement and logistics. It has also invested a great deal of effort in nurturing local managers in host countries, to considerable effect. For example, the general manager and the financial controller for Mali as well as the general manager of Loulo are all Malian nationals.

The fine results of the past year, and the company's distinguished record of delivery, stand as a tribute to the wide ranging abilities, depth of experience and seamless cooperation of its corporate, regional and operational teams.

As part of the continuing expansion of the company's intellectual base, two eminent international businessmen joined our board as non-executive directors last year. They are Norborne P Cole, Jr and Karl Voltaire.

Norb, a US national, is a former chief executive of the second-largest Coca-Cola bottler in the world while Karl, a French national, oversaw the development of a number of major mining projects in Africa during more than 20 years with the World Bank and the International Finance Corporation. Both of them have extensive board level experience and they have significantly broadened the Randgold Resources board's international dimensions and enhanced its capacity to deal with an increasingly complex legal and commercial environment.

Jean-Antoine Cramer retired as a non-executive director. We thank him for almost 10 years of service to the company. I should also like to express my gratitude to my colleagues on the board for the sure guidance they again supplied at the strategic level and in matters of governance. A special word of appreciation is due to Mark Bristow for his dedication and the inspirational leadership he continues to provide.

We also thank the many other people, including our business partners, advisors and suppliers, who in one way or another again contributed to the company's success last year.

Over the past 10 years, Randgold Resources has invested more than US$1 billion in Africa. The mines it has developed have paid more than US$550 million in taxes, dividends and royalties to their host countries and provided skills and careers for more than 3 000 people. By working in partnership with these countries, we aim to create not only short term prosperity but economic welfare capable of outliving the mines on which it was built. We also seek to be a responsible corporate citizen and a good neighbour in the countries where we operate, with concerted actions to improve the quality of life and protect the environment.

We have sustained our efforts to explain the company and its intentions clearly to investors worldwide. We are gratified by the level of investor interest and support Randgold Resources enjoys and which are reflected not only in the performance of its share price but in the breadth and quality of its shareholder base. We thank our shareholders for their support and look forward to delivering on their expectations in years to come.

Directors

Philippe Liétard
Chairman~
Managing director of the Global Natural Resources Fund from 2000 to 2003. Prior to July 2000, he was director of the Oil, Gas and Mining Department of the International Finance Corporation. His experience in corporate and project finance with UBS, IFC and the World Bank extends over 30 years, most of them in the minerals business and in Africa. Now an independent consultant and a promoter of mining and energy investments. Appointed a director in February 1998 and chairman in November 2004.

D Mark Bristow
Chief executive officer
Mark is a geologist with more than 20 years' experience in the mining industry and holds a PhD in Geology from Natal University. In August 1995, he was appointed a director and subsequently chief executive of Randgold Resources where he has been instrumental in developing the company into a gold-focused mining and exploration business with a market cap of more than US$1 billion and a strong investor following. He has also played a significant role in encouraging the emergence of the mining sector in the West African sub region where Randgold Resources has found and developed world class assets and forged productive partnerships. He is currently a non-executive director of Rockwell Resources International and previously held board positions at African Platinum, Harmony Gold Mining Company, Durban Roodepoort Deep and Randgold & Exploration.

Roger A Williams
Group finance director
Roger Williams is a chartered accountant with 19 years' experience in finance including ten years in the gold mining industry. He joined Randgold Resources in January 1997 when it was still a private company and he has been part of the management team that has overseen the company's growth into a billion dollar market cap FTSE 250 company. He was appointed group finance director in April 2002.

Bernard H Asher
Senior independent non-executive+◎*
From 1986 to 1998, he was an executive director of HSBC Holdings plc and chairman of the HSBC Holdings' subsidiary, HSBC Investment Bank plc. Was chairman of Lonrho Africa plc, vice chairman of the Court of Governors of the London School of Economics and of the Legal & General Group plc and a director of Morgan Sindall plc. He is chairman of Lion Trust Asset Management and senior independent director of Morgan Sindall. Was appointed director of Randgold Resources in 1997 and senior independent director in 2003.





Mark Bristow









Bernard Asher

Norborne P Cole, Jr

Independent non-executive+ø

Norb Cole started working for the Coca-Cola Company as a field representative in the USA in 1966 and advanced steadily through the organisation, becoming chief executive of Coca-Cola Amatil in Australia in 1994, a position he held until 1998. Under his leadership, Coca-Cola Amatil was built into the second largest Coca-Cola bottler in the world. Now based in San Antonio, Texas, he serves on the boards of a number of US companies.

Robert I Israel

Independent non-executive§

Until April 2000, a managing director of Schroder & Co Inc of New York and head of its energy department. Is now partner at Compass Advisers, LLP. His experience in corporate finance, especially the natural resources sector, extends over 26 years. Was appointed a director in 1997.

Aubrey L Paverd

*Independent non-executive***

Dr Aubrey Paverd was appointed to the board in 1995. He holds a MSc degree from Rhodes University, South Africa and a PhD from James Cook University, Queensland, Australia and brings more than 40 years of international geological experience to the board. Served as vice president of exploration for Newmont in USA and from 1994 to 1999, was the group executive (exploration) at North Limited in Australia. Is now an independent consultant and a non-executive director of Compania de Minas Buenaventura.

Karl Voltaire

*Independent non-executive***

Dr Karl Voltaire is a graduate in mineral resources engineering from the Ecole des Mines in Paris and holds an MBA and a PhD in Economics and Finance from the University of Chicago. He started his career as a mining engineer in Haiti and subsequently spent 23 years in the World Bank Group in Washington DC, the bulk of it at the International Finance Corporation (IFC) where his last position was that of director of global financial markets. Subsequently, was director of the Office of the President at the African Development Bank. Since early 2005, has been CEO of the Nelson Mandela Institution.

* *Chairman of the audit committee and member of the remuneration committee*
** *Member of the audit committee*
§ *Chairman of the remuneration committee*
\+ *Member of the remuneration committee*
~ *Chairman of the governance and nomination committee*
ø *Member of the governance and nomination committee*



Norborne Cole



Robert Israel







Aubrey Paverd



Karl Voltaire

Management

Tania de Welzim
Group financial controller
Tania is a chartered accountant with nine years' experience in finance including seven years in the mining industry. Prior to joining Randgold Resources in April 2004, she was an audit manager with PricewaterhouseCoopers in the UK and South Africa.

David Haddon
General counsel and secretary
Qualified as an attorney in 1984. He has overseen the administrative obligations of Randgold Resources since its incorporation and assumed secretarial responsibility when it listed on the London Stock Exchange in July 1997. He is a director of Seven Bridges Trading.

Paul Harbidge
Exploration manager
Geologist with over 14 years' experience, mainly in West Africa, having previously worked for Rio Tinto, Anglo American and Ashanti. Joined Randgold Resources in 2000 and was appointed exploration manager in 2004.

Bill Houston
General manager - human resources
Has a masters degree in human resources management and 25 years' experience in human resources and organisational development. Joined Randgold in 1992 as group training and development manager, and headed the group human resources function from 1996. He is a director of Morila SA and Seven Bridges Trading.

Amadou Konta
General manager - Loulo
Has a degree in civil engineering as well as several management and project management qualifications. Was appointed mine foreman and superintendent at Syama mine by BHP and served as mining manager from 1997. In 2001, was promoted to construction manager for Randgold Resources in Mali and to Loulo general manager in 2004.

Victor Matfield
Corporate finance manager
A chartered accountant, he was appointed corporate finance manager in 2001. Prior to that, served as financial manager of the Syama mine and as financial manager of the Morila project. He is a director of Seven Bridges Trading.

Chris Prinsloo
Group financial and commercial manager
Qualified as a chartered secretary and has 34 years' experience in the mining industry including finance, capital projects, administration and supply chain management. Appointed as commercial manager for the Randgold Group in 1993, financial director of Somisy SA in 2000 and group financial and commercial manager in 2002 responsible for group accounting, supply chain management plus the risk management and insurance portfolio. Currently serves on the boards of Morila SA, Somilo SA and Kankou Moussa SARL.




Paul Harbidge


Amadou Konta


Tania de Welzim


Bill Houston


Victor Matfield


David Haddon




Chris Prinsloo

Rod Quick
New business development manager
A geologist with 13 years' experience in the gold mining industry, he joined Randgold Resources in 1996. Rod has been involved in the exploration, evaluation and production phases of the Morila, Loulo and Tongon deposits and was appointed Somilo resource manager in 2004. He now heads the newly formed 'African hunting team' searching for further opportunities in African countries not currently in the Randgold Resources portfolio.

Adrian Reynolds
General manager - exploration and evaluation
Has 25 years' experience in the mining industry and was part of the team that developed the Randgold Resources' strategy. Manages the evaluation function and compiles technical audits, due diligences and feasibility studies as well as retaining executive oversight of exploration. He is a director of Morila SA and Somilo SA.

Mahamadou Samaké
General manager - Mali
A professor of company law at the University of Mali, Sam was instrumental in writing the Malian labour legislation. He is the general manager of the Bamako office and a director of our Malian companies.

N'golo Sanogo
Financial controller - Mali
Has a masters degree in economics from the National School of Administration of Bamako as well as several management, accounting and financial qualifications. Qualified as an auditor in 1992 before joining BHP Mali in 1995. Appointed material manager in 1998 and management accountant in 2001 at the Syama mine. Following the sale of Somisy SA in 2004 was appointed Randgold Resources Mali financial controller.

John Steele
General manager - capital projects
Gained extensive metallurgical and management experience in 17 years with Rand Mines and Randgold & Exploration. Upon acquisition of Syama in 1996, was appointed a director of the Malian company, Somisy SA, and general manager of the mine. In 1998, assumed position of group general manager capital projects, overseeing construction of the Morila and Loulo mines.

Lois Wark
Corporate communications and cartography manager
A member of the Randgold Resources team since its inception, Lois' responsibilities include the coordination of the group's communication and investor relations programme, the production of materials and presentations to the market, as well as the management and integration of data captured in GIS, databases and various other software packages.



Adrian Reynolds

John Steele

Rod Quick

Mahamadou Samaké



N'golo Sanogo

Lois Wark





Chief executive's report

Randgold Resources' progress is systematic and strategy-directed but it is also fast. The year under review clearly reflected this process of building rapidly on solid foundations.


LOULO LIFE OF MINE FORECAST:
OUNCES RECOVERED BY SOURCE
500
400
300
200
100
0
Ounces (000)
Other sources
Targets
Underground reserves
Open pit reserves
07 08 09 10 11 12 13 14 15 16 17 18 19 20
2007-2020


RANDGOLD RESOURCES:
ATTRIBUTABLE PRODUCTION
600
500
400
300
200
100
0
Ounces (000)
Estimated
Actual
04 05 06 07 08 09 10 11
2004-2011

At the Loulo complex, a herculean effort by our capital projects team got the final phase of the plant up and running in the face of some very considerable challenges inherited from the construction contractor. In spite of the inevitable delay in the commissioning of the hard-rock circuit, and the cumbersome interim measures we had to take, we gradually caught up with our original production targets in the course of the year, maintaining plant throughput above design capacity in the latter half. Output for the year was a highly creditable 241 575 ounces at cash operating costs of US$294 per ounce.

With the open pit operation running well, we were able to shift our focus to the development of the two high grade underground mines at Loulo. The construction of the boxcut for Yalea made good progress and the sinking of the decline shafts got under way on 22 December with the first blast into bedrock. In the meantime, doubling the Yalea underground reserve, produced by continued deep drilling, has resulted in significant upgrades of the mine's design and its production parameters. Essentially, the proposed production rate has been stepped up from 50 000 tonnes per month to 80 000 tonnes on the back of an increase in the reserve base from 1.87 million ounces to 3.63 million ounces.

Yalea's sister operation Gara (the former Loulo 0) saw a similar improvement, with underground gold reserves more than doubling to 1.65 million ounces. Accordingly we have also increased the proposed production rate there, from 50 000 tonnes per month to 100 000 tonnes. In redesigning Gara, we opted for a conveyor belt system to transport ore and waste, similar to the one that will be used at Yalea. This will support the higher production rate more effectively than the conventional truck transport system.

As shown in the accompanying graph, the two underground mines will have a very substantial impact on Loulo's Life of Mine production profile. We envisage a steady 250 000 ounces per year until 2009, when Yalea will start contributing. We expect production to average above 350 000 ounces per year from 2009 to 2015 and exceed 400 000 in 2011/2112.



"Given our commitment to organic growth based on discovery and development, exploration remains Randgold Resources' engine room."

Mark Bristow
Chief executive

The challenge will be to maintain production at or above the 350 000 ounce per year level. To achieve this, we have been exploring around the two main orebodies, where we have added significant reserves over the past two years. We are now also looking for new orebodies in the area. Five clear target areas have been defined, with Baboto and Faraba already producing encouraging results.

COST CONTROL A KEY PRIORITY

Our joint venture Morila operation produced 516 667 ounces for the year at cash operating costs of US$215 per ounce and total cash costs of US$258 per ounce. Production was down on the previous year, mainly as a result of the move to lower grade areas of the pit. It was also affected by fleet availability limitations and throughput slippages in the second and third quarters, but these problems were addressed and by the year end the plant was operating at its full expanded capacity. The drive to find more reserves within the lease area continued but has so far not produced a significant discovery. There has, however, been a slight improvement in reserves, which stood at 2.15 million ounces after depletion of 562 000 ounces at the end of 2006, against 2.37 million ounces at the end of 2005.

At both Loulo and Morila, cost control will continue to be a major priority for management in the year ahead. Industry wide cost pressures are still mounting as a result of the weak dollar and the higher prices of diesel, steel and other inputs. Our mines are in remote locations and have to produce their own power from diesel fired generators. In addition, they run large diesel powered mining fleets. Consequently, diesel now makes up some 25% of our total production costs. In general, our costs were well controlled in 2006. Total cash costs for the group were US$296 per ounce, up on the previous year due to grade decreases at both operations, but well below the industry average of US$350 per ounce. It should be noted, incidentally, that ours are true gold production costs, untainted by by-product credit accounting.

MANAGING FOR THE LONG TERM

We manage our business for the long term, which means that we constantly have to search beyond our existing borders for fresh, profitable growth opportunities, and never allow ourselves the luxury of settling down into a comfort zone. Exciting and demanding as the Yalea and Gara developments are, we are already looking past them at further prospects. We can do this because, as our record shows, our management teams are more than capable of running one operation while building another and advancing a third.

We are therefore setting our sights on the Tongon project in Côte d'Ivoire, which could well have the makings of our third major mine. Tongon has been in our portfolio since 1997 but we backed off from it when the civil unrest started in Côte d'Ivoire. With a resource base of more than 3 million ounces, however, it remained a key asset in our portfolio. While the political situation has not stabilised yet, we were sufficiently encouraged by the progress that had been made to re-establish a team at Tongon last year. Senior officials from the government ministries as well as the opposition have since visited the site and we have been impressed by their support for the project and the level of cooperation they have provided. An 8 hole 1 992 metre diamond drilling exercise was undertaken and its results used to plan a detailed drilling programme which is now under way. This programme, along with the engineering, infrastructure, impact assessment and capital estimate studies, will be combined in a final bankable feasibility study which should be ready at the end of 2008, when a development decision will be made. In spite of its problems, Côte d'Ivoire compares well to other African countries that have recently become the targets for gold mine development, not least because of its excellent infrastructure and great geological prospectivity.

CONTINUED EXPLORATION SUCCESS

Given our commitment to organic growth based on discovery and development, exploration remains Randgold Resources' driver. The highlights of the past year have been the continued success in identifying and adding new resources and reserves at Loulo, and the emergence of the Kiaka target in Burkina Faso as a significant mineralised gold system.



The Burkina Faso team has also completed a first pass evaluation of our other permits in that country, identifying four anomalies with strike lengths in excess of three kilometres.

In the Côte d'Ivoire, we are not confining ourselves to Tongon but are pursuing opportunities in our own name as well as in cooperation with the state mining company with a view to acquiring as much prospective ground as possible before the anticipated normalisation of the political situation.

In Senegal, we are evaluating three drill targets and a RAB drilling programme has started on 12 advanced targets to select candidates for inclusion in a new diamond drilling campaign planned for later this year. The Ghana team has completed a thorough evaluation of the portfolio we have accumulated in that country. This has enabled us to discard unpromising holdings to concentrate on a well defined structure showing significant large scale anomalism. Following our decision to scrap the Kiabakari project, our team in Tanzania has embarked on a new generative phase, coupled with a review of some of the junior projects.

We ended the year with a total of 128 promising targets on almost 20 000km² in six countries in West and East Africa. In line with our policy of constantly seeking to widen our horizons, we have recently put together a dedicated "African hunting team", whose brief is to find and evaluate opportunities in prospective countries where we do not already have a presence.

CONTINUING ASSESSMENT OF CORPORATE OPPORTUNITIES

As the gold price continues to rise and the new gold supply remains static, the market pressure on producers to buy growth at almost any cost is increasing.

We regularly review our corporate strategy and investment criteria against this trend but nothing that we have seen so far has persuaded us that the Randgold Resources way of building value on a solid base of organic growth can easily be bettered. Indeed, every time we test it, our resolve to stick to our strategy is reinforced. During my roadshows last year I canvassed our major shareholders on this point and, to a fund, they were supportive of our approach.

The commitment to organic growth is not a blinkered one, however, and we continue to watch the market closely for corporate growth opportunities that are capable of adding real value instead of amounting to just another consolidation.

THE NEXT BIG THING

The year ahead will see Randgold Resources building again, with the focus areas being the Loulo underground mines and the Tongon feasibility study. Production from our operations is expected to be in line with the past year's output, with Morila scheduled to produce 500 000 ounces and Loulo set to exceed 250 000. If the gold price performs according to market expectations, Randgold Resources should therefore again produce robust profits for 2007.

The second graph on page 8 of this report shows our production profile for the past three years and the forecast for the next five. The impact of Loulo is obvious and its planned growth should more than make up for the tapering off of Morila. Should Tongon get the go-ahead, the picture improves even further.

Randgold Resources' efforts have earned it some exceptional laurels but we have no intention of resting on them. Our aim is to hunt down that real profitable growth opportunity, either organic or external. There are no guarantees in this business, but given our performance record and the proven capability of our team, I am positive about our prospects of achieving this objective.

A GREAT TEAM EFFORT

On that note, I would like to take this opportunity of placing on record my admiration for the great work that our managements and people have done and continue to do. It is their dauntless spirit that has enabled us to conquer the challenges and seize the opportunities. I would also like to thank our chairman, Philippe Liétard, and the other members of the board for the support, direction and perspective they provide.



Review of operations

Embedded deep in our culture is the drive
to discover world class deposits and
develop them into profitable operations.


53

Financial review

The results for the year reflect the successful progression of the company's profitable growth strategy. Profit before tax was up from US$48 million to US$74 million for the year.

This was the first full year of corporate tax at Morila and the group incurred an income tax charge of US$23.1 million for the year (2005: US$0.2 million). Net profit for the year of US$50.9 million was up by 6% compared to the previous year. The main factors in the improved profit were the first full year of production at Loulo and higher gold prices. These elements were partially offset by lower grades resulting in lower production at Morila and increased costs. Gold prices averaged US$604/oz compared to US$445/oz in 2005. Attributable production was up for the third successive year at 448 242 ounces assuming 100% of Loulo's production (399 927 ounces assuming 80% of Loulo's production) as compared to 314 831 ounces in 2005 and 204 194 ounces in 2004. Earnings per share of 70 cents were in line with the 74 cents of 2005 (restated) and up on 32 cents in 2004.

Cash operating costs for the group were US$258/oz, up from US$169/oz in 2005 (restated). After royalties, total cash costs for the group were US$296/oz for the year compared to US$201/oz in 2005 (restated). This compares to an average for the industry which is now over US$350/oz. Industry wide cost pressures have continued this year resulting from the weak dollar, high diesel, steel and contract mining costs. Diesel comprised approximately 25% of the production costs in the year. Contract mining costs make up over 30% of production costs. Despite these cost pressures, costs have been well controlled at both locations and the lower grade processed is the main factor in the increased cost per ounce. Grades at Morila decreased from 5.9g/t in 2005 to 4.2g/t this year, and at Loulo from 4.5g/t to 3.2g/t as per the respective Life of Mine plans. However on a cost per tonne basis, Morila performed well by keeping costs steady at just over US$33/tonne and Loulo's increase year-on-year of 10% to just over US$30/tonne is explained by the introduction of hard rock mining and crushing.

Expenditure on exploration and corporate costs continues to be an important investment with US$29 million being spent in the year compared to last year's US$24 million. Extensive drilling programmes were undertaken in all countries in which the company operates except for Ghana.



Morila's five year Mali corporate profit tax holiday ended in November 2005 and the accounts include a charge of US$23 million for tax payable compared to US$0.2 million the previous year. Loulo benefits from exoneration from corporate profit tax for five years from the date of first commercial production which was 8 November 2005.

The company's cash position remains very healthy with U$143 million of cash and cash equivalents on the balance sheet and borrowings of US$53 million. Net cash has improved from last year despite the significant expenditure on exploration and corporate costs: US$32 million was spent on completion of the Loulo capital project and US$18 million on underground equipment and the commencement of the decline shaft sinking at Loulo. Funds are only invested in fixed deposits and money market instruments with superior credit ratings. US$19 million of the US$60 million project financing was paid back during the year.

In view of the strong cash flows from operations and the company's strong balance sheet, the board decided to declare an annual dividend of 10 cents per share, totalling a payout of US$6.9 million. This is the company's first dividend and is a reflection of the profitable evolution of the business. Shareholders have also enjoyed substantial capital returns in the year with the share price rising 45% from US$16.13 to US$23.46 at year end. This follows a 41% increase in 2005.

The main balance sheet movements in the year include a significant increase in property, plant and equipment. This is mainly due to the completion of the Loulo capital project and funds being spent on underground equipment and the decline shaft sinking at Loulo.

The increase in long term stockpiles relates to Morila where the current Life of Mine plan envisages a build up of stockpiles until mining of the pit stops in 2009. After this, the lower grade stockpiles will be processed.

Other significant balances include advances to the main contractor at Loulo, MDM Ferroman (Pty) Ltd (in liquidation) ("MDM"). Significant uncertainties exist as to the recoverability of the amounts due by MDM to the company. While the directors believe that the group will be able to recover in full the US$12.1 million included in receivables, the amount recovered will be in part dependent on how much can be recovered from performance bonds, personal guarantees and other assets provided as security and, if these amounts prove insufficient, the outcome of the liquidation of MDM. In addition, the group has a further claim of US$47.2 million representing all amounts paid in excess of the lump sum contract and damages arising from the delayed completion of the project, which the directors believe the group is entitled to recover from MDM. This amount is not included in the financial statements. Full details are given in note 24 to the annual financial statements. As in the previous year, this significant uncertainty is the subject of an emphasis of matter in the audit report.

Receivables also include US$20.3 million relating to reimbursable fuel duties and TVA owing by the government of Mali to Morila and Loulo. An additional provision of US$1.3 million based on an estimate of the time value of money given the slow moving nature of these items has been raised this year.

Accounts payable has increased significantly in the year due to the build up of stores to a normal operating level at Loulo.

Work is underway on the Yalea underground mine at Loulo. The initial capital programme for the next four years is estimated to cost approximately US$100 million, of which US$18 million has already been spent. After this capital phase, the Yalea underground will be fully operational. The Gara underground development is planned to start in 2009 with first ore fed to the plant in 2010.

Life of Mine ("LOM") scheduling at Morila anticipates production for 2007 to be approximately 500 000 ounces (200 000 attributable). Loulo's 2007 production is scheduled to exceed 250 000 ounces. Total cash costs for the group are estimated to increase year on year between 10% and 15% depending on diesel price assumptions and the gold price which impacts on Mali government royalties paid. Randgold Resources will continue to invest extensively in its prospective exploration portfolio and the company is well funded to finance its development plans.



Operations and projects

Loulo Gold Mine ("Somilo") is located in the west of Mali, bordering Senegal, adjacent to the Falémé River. It is situated 350 kilometres west of Bamako and 220 kilometres south of Kayes. The mine is located within the Kedougou-Kenieba inlier of Birimian rocks, which hosts several major gold deposits in Mali namely Gara, Yalea, Sadiola, Segala, Tabakoto and Sabodala, across the border in Senegal.

LOULO MINE

The Gara orebody, previously known as Loulo 0, was first discovered on the lease by the Syndicat Or (a joint venture between the BRGM and DNGM) in 1981. In June 1992, BHP acquired the shares of BRGM (in Syndicat Or), and entered the Somilo joint venture together with the Malian government. BHP Minerals Mali Inc was subsequently acquired by Randgold Resources, in October 1996.

At that time, the total project gold resources were estimated by BHP to be 1.25 million ounces. Randgold Resources then undertook detailed exploration which resulted in the discovery of the Yalea deposit. Following the acceptance of a bankable feasibility study in 1999, by the board of directors of Somilo, Randgold Resources exercised its option to increase its participation in the project to 51%. However, the project was put on hold with the subsequent drop in the gold price to US$250/oz. In 2001, Randgold Resources also acquired the 29% La Source share in Somilo, raising its stake to 80%, with the government of Mali holding the remaining 20%.

As a result of a gold price recovery in 2003 and the completion of a successful exploration drilling campaign (which added significant confidence to Randgold Resources' knowledge of the orebodies and highlighted the potential of significantly more reserve ounces at depth with respect to both Yalea and Gara), a revised feasibility study was conducted and demonstrated that the project met the company's investment return guidelines. The Randgold Resources board then approved the investment in Somilo, which facilitated the development of the Loulo mine.

The Loulo mine was officially opened on 12 November 2005. On 30 December 2005, notice was given to the main construction contractor and Randgold Resources' capital projects team took over completing the hard rock crushing and related phase II circuits, which had fallen behind schedule. Despite delays caused by the late commissioning of the hard rock crushing circuit, throughput in 2006 was maintained at levels above the design specification. This resulted in production of 241 575 ounces for the year, only marginally below expectations, mainly as a result of not being in a position to feed as much of the originally planned higher grade hard ore.



The higher average spot gold price received of US$601/oz was offset by the effects of delivering 66 925 ounces into the hedge at an average US$434/oz and resulted in gold sales of US$136.8 million for the year. This excludes the accounting impact of hedge contracts rolled forward, which resulted in gold revenue under IFRS of US$132.4 million. Cash operating costs of US$294/oz for the year are up from the previous year which reflected only two months of oxide operations. This resulted in profit from mining of US$57.5 million for the first full year of operation at Loulo and a net profit of US$25.3 million after deducting depreciation, financing costs and exploration and losses on hedge contracts rolled forward.

Loulo production has reached steady state and consequently the focus in 2007 will be on process optimisation and improving cost control given the cost pressures impacting the industry, particularly with respect to grinding media, reagents and diesel for power generation.

Despite loading equipment difficulties, the mining contractor moved a total of 18.4 million tonnes at a strip ratio of 6.2:1 waste to ore. As part of an exercise to curtail the effect of rising contractor costs, all rise and fall formulae will be reviewed to take into account inflationary amounts and not contractor inefficiencies.

The Loulo mine has proved to be Randgold Resources' second successful mine development. The focus is now on ensuring that the operation becomes one of Africa's more efficient gold mines and the underground development is carried out cost effectively and on time.

Hard rock crusher at Loulo.





LOULO: SUMMARY OF RESULTS	12 months ending 31 December 2006	2005
Mining		
Tonnes mined (million tonnes)	18.36	12.10
Ore tonnes mined (million tonnes)	2.55	1.21
Milling		
Total ore milled (million tonnes)	2.60	0.53
Tonnage rate (tonnes per hour)	337	304
Mill availability/utilisation (%)	87.90	47.30
Head grade – reconciled (g/t)	3.15	4.46
Overall gold recovery (%)	93.94	94.30
Gravity (%)	5.79	6.08
Cyanidation (%)	88.15	89.78
Gold produced and shipped (oz)	241 575	67 984
Total mine		
Average price received (US$/oz)*	556	499
Cash operating costs (US$/oz)*	294	137
Total cash costs (US$/oz)*	328	165
Profit from mining (US$ million)*	57.5	19.5
Gold sales (US$ million)*	136.7	30.7
Net profit (US$ million)	25.3	12.0

* *Refer to explanation of non GAAP measures provided in note 23 on page 84 and 85.*

MINE FACILITIES

Loulo mine consists of two main open pits (Yalea and Gara) as well as other smaller satellite pits. The mine is currently developing the first of its underground sections at Yalea. The second underground mine will follow in two years' time at Gara.

The plant is designed to process an average of 320 tonnes per hour, 2.5 million tonnes per annum using the following circuits: (1) crushing - a three-stage crushing circuit for the hard rock sulphide ores and a single stage roll toothed crusher for the soft weathered oxide ores, (2) milling - the milling circuit comprises two parallel single stage ball mills in closed circuit with a dedicated cluster of hydro-cyclones, (3) gravity - two XD 48 Knelson centrifugal primary concentrators followed by a shaking table for re-dressing of primary concentrates, (4) CIL recovery process, (5) Zadra elution process and gold recovery.

MINERAL RESOURCES

Despite the mining depletion, total resources increased by 1.42 million ounces to 11.35 million ounces.

During the year, a total of 2.5 million tonnes at 3.35g/t was mined from four pits: Yalea, Gara, P125 and P129. The softer oxide ore was initially fed to the plant, with hard ore being stockpiled while the hard rock crusher was completed. On commissioning the hard rock crusher the plant was fed with ex-pit and stockpile material.

At the end of December 2006, total material on stockpile was 673 579 tonnes at 2.44g/t. Of this, 25 461 tonnes at 3.95g/t was on the plant cone, 45 431 tonnes at 3.59g/t on the Run of Mine ("ROM") pad and 602 687 tonnes at 2.29g/t on rehandle stockpiles behind the ROM pad.

Grade control versus plant check out reconciliations were acceptable for most of the year, leading up to the hard rock crusher commissioning, when reconciliation was poor as a result of ore being fed from unplanned sources. Once the feed was stabilised during the last quarter of the year, reconciliations were back within 3% on tonnage and 2% on grade. Infill RC drilling over P129 and Gara West has allowed us to improve our confidence in these resources and transfer them into the reserve category with pit designs.

Drilling concentrated on Gara Deeps during 2006, with definition drilling also continuing at Yalea. Incorporation of the Gara holes has allowed the extension of the resource to 600 metres below surface. Infill drilling has allowed for the conversion of resources to reserves with the completion of the latest underground mine design. Drilling at Faraba has allowed for additional resources to be added, while total resources have increased by 15% inclusive of mining depletion for the year. This takes the total resource number over the 11 million ounce mark. Greenfields exploration continued on the remainder of the permit with drilling at the P64 target and Gara South showing promising results.

ORE RESERVES

After mining depletion of 262 604 ounces, the overall reserve increased substantially from 5.7 million ounces to 6.8 million ounces. Most of the increase has taken place at Gara, but a small increase also occurred at Yalea. For more detail see the Resource and Reserve table on page 16.

The Loulo mine is a dynamic environment and consequently the planning department continually updates the mine plans. Due to the number of deposits and targets, mine plans are developed individually for parts of the operation as new information becomes available. When significant changes have been made to any part of the project, the LOM plan is updated.

2006 was the first year of continuous operations and the resulting costs, mining rates and plant throughput realised have been used in updating the mine plans and have had a consequent effect on those plans. Pit optimisation was carried out at a gold price of US$475/oz with actual 2006 costs for mining, processing, general and administration applied.









LOULO: MINERAL RESOURCES		Tonnes (Mt) 2006	Tonnes (Mt) 2005	Grade (g/t) 2006	Grade (g/t) 2005	Gold (Moz) 2006	Gold (Moz) 2005	Attributable (80%) (Moz)
Stockpiles	Measured	0.67	0.66	2.44	2.94	0.05	0.06	
Gara *(was Loulo 0)*	Measured	8.15	9.40	3.86	3.84	1.01	1.16	
	Indicated	15.86	9.93	4.10	4.34	2.09	1.39	
	Inferred	1.32	0.31	3.25	6.28	0.14	0.06	
Yalea *(incl P125)*	Measured	6.15	6.80	4.07	4.02	0.80	0.88	
	Indicated	29.37	32.75	5.44	5.09	5.13	5.36	
	Inferred	8.76	3.18	3.84	4.65	1.08	0.47	
Satellites *(P129, Gara West, Loulo 3, Baboto)*	Indicated	1.57	2.32	2.46	2.28	0.13	0.17	
	Inferred	5.91	6.33	1.82	1.75	0.35	0.33	
Faraba	Inferred	6.78	-	2.60	-	0.57	-	
TOTAL MEASURED AND INDICATED		61.77	61.86	4.64	4.54	9.22	9.03	7.37
TOTAL INFERRED		22.77	9.82	2.91	2.87	2.13	0.90	1.70

LOULO: ORE RESERVES		Tonnes (Mt) 2006	Tonnes (Mt) 2005	Grade (g/t) 2006	Grade (g/t) 2005	Gold (Moz) 2006	Gold (Moz) 2005	Attributable (80%) (Moz)
Stockpiles	Proved	0.67	0.66	2.44	2.94	0.05	0.06	
Gara *(was Loulo 0)*	Proved	6.12	7.29	3.19	3.29	0.63	0.77	
	Probable	0.74	0.24	3.11	3.00	0.07	0.02	
	Sub-total	6.87	7.53	3.18	3.28	0.70	0.79	
Yalea - shallow pit	Proved	3.29	4.72	3.80	3.56	0.40	0.54	
	Probable	0.01	0.04	2.49	2.87	0.001	0.004	
	Sub-total	3.30	4.76	3.80	3.55	0.40	0.54	
Yalea - deep pit	Proved	1.08	1.07	4.79	4.79	0.17	0.17	
	Probable	0.68	0.68	5.71	5.72	0.13	0.12	
	Sub-total	1.77	1.75	5.15	5.15	0.29	0.29	
P125	Proved	0.05	-	4.69	-	0.01	-	
	Probable	0.001	0.51	3.59	3.53	0.0001	0.06	
	Sub-total	0.05	0.51	4.66	3.53	0.01	0.06	
P129	Probable	0.15	0.24	2.70	2.67	0.01	0.02	
Gara West	Probable	0.56	-	2.10	-	0.04	-	
Total surface sources		13.37	15.46	3.51	3.56	1.52	1.77	
Gara *(was Loulo 0)* UG	Probable	13.14	5.14	3.91	4.00	1.65	0.66	
Yalea UG	Probable	22.64	17.98	4.99	5.46	3.63	3.15	
Total UG sources		35.78	23.12	4.59	5.13	5.28	3.82	
TOTAL PROVED		11.21	13.75	3.47	3.48	1.26	1.54	1.01
TOTAL PROBABLE		37.93	24.82	4.54	5.07	5.54	4.05	4.43
TOTAL MINE		49.14	38.57	4.30	4.51	6.80	5.59	5.44

• See glossary of terms on website at www.randgoldresources.com.



The underground operation at Yalea, which had its inaugural blast on 17 October 2006, has seen significant reworking of the mine plans. The increased confidence in understanding the underground cost profile has had an effect on optimising the open pit to underground interface leading to more ore being planned to be mined from underground. The deeper pit reserves in the south of Yalea attract a stripping ratio of approximately 13:1 indicating it might be more efficient to exploit this ore from underground. These have consequently been separated from those shallower reserves pending completion of an underground mine design and plan, at which stage they might report to the underground reserve.

The 2006 mining operation at Yalea led to the depletion of 1.08 million tonnes at a grade of 3.15g/t for 108 782 ounces.

The open pit design at Gara has also been updated based on the latest resource model and updated costs. An update to the open pit/underground interface is currently underway. The higher operating costs have been offset by the higher gold price indicating a similar size pit to that previously reported. During the year, 1.28 million tonnes at a grade of 3.47g/t for 142 951 ounces were mined from the Gara pit.

During the year mining also took place in the two smaller pits, P125 and P129, where a combined total of 18 252 ounces was mined.

Underground reserves were increased during the year as a result of an increase in the resource model due to extra drilling. This translated into an increase in underground reserves at Gara of approximately 720 000 ounces which was reported at the end of the fourth quarter of 2006. Subsequent to that a further refinement in the underground mine design has led to the reserve being increased to 13.14 million tonnes at a grade of 3.91g/t for 1.65 million ounces (2005: 5.14 million tonnes at a grade of 4.00g/t for 0.66 million ounces). While this has almost tripled the Gara reserve, early indications from drilling to the south of the current reserves, is that additional high grade mineralisation is present in this area. This could lead to a re-planning and scheduling of the Gara underground where mining is due to commence in 2009.

MINING

Mining operations at Loulo are carried out under contract by BCM Mali SA, a subsidiary of BCM International Ltd. BCM operates a fleet of two Liebherr 994B excavators and 14 Caterpillar 777D dump trucks, assisted by various ancillary equipment. Apart from mining the main Gara and Yalea pits, this year also saw the mining of two satellite pits, P129 and P125. BCM also provides the drill and blast services with bulk explosive products and accessories being supplied by MAXAM Mali SARL, a subsidiary of MAXAM International.



LOULO: YALEA UNDERGROUND MINE SCHEDULE


Access via declines
South
Yalea openpit
P125 openpit
North
2007
0m
Underground development
-500m
2024
2km



The average production volume for the mining fleet during 2006 was 700 kbcm per month, which was ramped up to 800 kbcm per month towards the end of the year.

LOULO: MINING RESULTS	2006	2005
Ore tonnes mined (million tonnes)	2.55	1.21
Ore grade (g/t)	3.35	4.50
Waste mined (million tonnes)	15.82	10.88
Stripping ratio	6.2:1	10:1
Total tonnes mined (million tonnes)	18.36	12.09

ORE PROCESSING

Production

The year commenced with milled production rates of 370 to 395 tonnes per hour being achieved, higher than the 300 tonnes per hour target originally planned. Soft ore from upper levels, predominantly from Yalea, made this feasible. Tonnage throughput ramped up and peaked at 257 377 tonnes in March 2006 and thereafter gradually decreased to an annual low of 180 311 tonnes in June 2006. Several factors contributed to this decrease in monthly tonnage throughput, with the main issues being the increased throughput of Yalea transitional ore, the introduction of harder Gara pit ore and the commissioning of the hard rock crusher. The last quarter saw monthly tonnage throughput rates back to the 220 000 tonnes per month planned, as the total process plant achieved steady state.

A total of 2.6 million tonnes was milled during the year with a head grade of 3.15g/t. An overall year to date gold recovery of 93.9% was achieved resulting in 241 575 gold ounces produced and shipped. Gold recoveries have generally been affected by the mineralogy of the ore. Deeper transitional and fresh ore from the Yalea pit have resulted in lower recoveries in the range of 89.5 to 92.5% (as per plan), whereas the treatment of Gara pit oxide ore resulted in significantly higher than expected gold recoveries of 97.0% plus. The mill availability varied through the year but averaged 91% during the final quarter as steady state conditions were attained.

Tailing storage facility

Somilo recognises the importance of sound tailings disposal practices for safety and environmental reasons. It has formed partnerships with tailings disposal specialist Fraser Alexander Tailings and mine residue and environmental engineering consultant Epoch Resources, to develop the Tailings Storage Facility ("TSF") at Loulo. Fraser Alexander Tailings mobilised to site in March 2006. The main starter wall is being mechanically raised to the 147 metre level and thereafter cycloning will commence to raise the TSF walls.


LOULO: COMPARISON OF FORECAST GOLD PRODUCTION - CURRENT VS PREVIOUS DESIGN
YALEA MINE
Current design (conveyor) 80 000tpm
Previous design (trucking) 50 000tpm
Ozs gold (000)
Years
GARA MINE
Current design (conveyor) 100 000tpm
Previous design (trucking) 60 000tpm
Ozs gold (000)
Years



UNDERGROUND

Mine design

During the course of the year further progress was made re-assessing the designs for both the Yalea and the Gara mines.

Yalea underground mine

While the original SRK feasibility study on the mining of the Yalea deposit from underground envisaged a single truck decline, a re-design with increased production via a twin decline system incorporating the use of conveyor belts to transport ore to surface was adopted at the end of 2005. The main reason for the change was the increase in the resource and reserve base which allows for higher production levels. Additional benefits relate to safety and access aspects of mining. This design also has the advantage of accessing the higher grade payshoot earlier in the schedule allowing a much faster buildup in forecast gold production.

During 2006, the design was refined further: while the LOM remains almost the same. Total ore reserves for the Yalea underground now amount to 3.63 million ounces (from 1.87 million ounces previously quoted in the SRK feasibility study) and the production rate has been increased to 80 000 tonnes per month from 50 000 tonnes per month with the possibility of even higher rates yet to be examined.

Gara underground mine

During the third quarter of the year, a deep underground drilling programme was completed at the Gara deposit demonstrating considerable extensions to the orebody. An updated resource estimate was published of 25 million tonnes at a grade of 4.11g/t for a total of 3.3 million ounces, an increase over the 2005 year end of 800 000 ounces.

Based on this increased resource base, a mine re-design was completed and scheduled. Total underground ore reserve for Gara at the end of the fourth quarter 2006 amounted to 1.38 million ounces, an increase of 720 000 ounces over the previous reserve. The production rate has been increased to 100 000 tonnes per month (previously 60 000 tonnes per month). Subsequent to this, additional design has increased the reserve to 1.65 million ounces.

The main features of the design for Gara are as follows:

- The design has been based on the Yalea design with the exception that the two declines will both be developed from the open pit instead of a boxcut.
- The twin declines will form part of a twin ramp system, one towards the north and the other towards the south, dividing the underground mine in two separate mining and ventilation districts.
- A conveyor belt system will be used to transport ore and waste out of the mine rather than the conventional truck transport.
- Waste passes will be developed from inside the pit to facilitate backfill.
- The reverse Avoca mining method is planned to reduce ore lock up in pillars.

LOULO: GARA UNDERGROUND MINE SCHEDULE


South
Gara openpit
North
2009
Underground development
- 570m
2023
1.2km



This design has also been tested by comparing the enlarged resource to the modification of original design. Comparison of the forecast gold production by the conveyor option over the trucking option shows a much faster build-up of production as well as a higher level of production, improved safety and ventilation conditions.

Currently the Gara decline is planned to start in 2009 with full production being achieved in 2014.

The following table lists the salient features of the underground mine designs:

LOULO: DESIGN FEATURES	Gara	Yalea
Life of Mine	13 years	18 years
Ore reserve	1.38 Mozs	3.21 Mozs
Production rate	100 000 tpm	80 000 tpm
Capital expenditure first four years	US$45m	US$61m
Ongoing capital expenditure (development, fleet and infrastructure) per year	US$5.5m	US$3.8m
Average total cash cost per ounce	US$277/oz	US$199/oz

Operational progress

The excavation work of the Yalea boxcut, carried out by G&S Contractors with technical assistance from mining contractor Shaft Sinkers, made good progress. Bedrock was exposed during November and the final soft excavation work was completed mid December, some 60 000m^3 in total having been removed. The first blast into solid rock was taken on 22 December 2006.

The delivery of the underground heavy vehicle fleet from JA Delmas is almost completed. A service contract has been concluded with Manutention Africaine.

Construction of the mine offices, workshops and other site infrastructure including electrical supply, has commenced and is expected to be completed by the end of the first quarter of 2007.

Exploration

Exploration is reported on in the exploration review on page 34.

ENVIRONMENT AND COMMUNITY DEVELOPMENT

Monthly monitoring programmes continued through the year, incorporating dust fallout levels as well as physiochemical, cyanide, oil, grease and bacteriological levels of surface and ground water points covering the site and the main water courses surrounding the mine. No pollution was detected in this testwork. Bi-annual audits were completed by independent environmental consultants, as well as by a National Environmental Delegation from the government to verify results and audit environmental management procedures. With the completion of the main capital construction, rehabilitation programmes were initiated which included the landscaping and re-vegetation of borrow pit and construction sites with vegetation germinated in the mine nursery.

The waste recycling system continued with mine waste being separated into steel, wood, glass, plastic, aluminium, organic and other waste. Glass, plastic, aluminium, wood and steel is sold off to local contractors and the funds channelled back to the community development budget.

ISO14001 training was initiated and it is the mine's intention to move towards compliance with this code. Revised closure and environmental management systems are being designed incorporating LOM changes as a result of the underground projects.

Community liaison meetings were held monthly between the mine and village representatives to address issues raised by both parties. It is Randgold Resources' commitment to address basic health, education and access to potable water and will support initiatives to create employment and income for the community. In this light four new boreholes were drilled in the surrounding villages and local artisans were trained in the repair of the pumps; a malaria spraying programme was expanded to include the villages of Loulo and Djidian-Kenieba, resulting in a 55% reduction in malaria cases treated compared to 2005; HIV awareness campaigns were supported in conjunction with NGOs; a foot bridge was built across the Gara River to allow farmers to access land adjacent to the new permanent water supply of the Gara Dam; a beekeeping test farm was initiated; school furniture was donated to the local schools; and the Bolibanta Women's market gardens were supported with donations of seed.

The construction of a new school at Loulo and a Mayoral Office at Sitakily were other projects initiated during the year.



CONSTRUCTION REPORT

Having taken the construction project back from the primary contractor, MDM, in December 2005, the balance of the work has been completed by our in-house project team. The overall process facility is performing well with tonnage throughput averaging 16% above the design capacity for the year.

The hard ore crushing facility, comprising three stages of crushing, was built during the first half of 2006 and commissioned in June. Crushing operations have progressed well and the plant is now exceeding its original specified duty. Construction of the 40 000 tonne (live) crushed ore stockpile has recently been completed and commissioned.

Construction of the first of Loulo's underground sections, the Yalea decline, commenced in July with the excavation of the boxcut, with access to the twin portals. The boxcut excavation has been completed and work on the decline tunnels is in progress. The underground construction contract was awarded to Shaft Sinkers.

The remaining work to complete the fuel farms at the plant site and at the mining area was carried out during 2006 and these facilities are now fully operational.

The raw water pumping station, at the Falémé River, is now fully operational. Construction of the Gara storage dam pump station is complete and commissioned.

The CIL expansion project (an additional 4 CIL tanks) is nearing completion, with commissioning scheduled for the second quarter of 2007. This plant expansion will increase circuit residence time, improving recoveries, but will later facilitate a future expansion in plant throughput.

The first phase of the cyanide destruction system is in construction with the introduction of a tailings thickener and return water tank to the circuit. This will reduce the quantity of cyanide in the tailings stream. Wash water will be returned to the process water circuit. This is scheduled for commissioning in the third quarter of 2007. The circuit is being constructed as an add-on in parallel with the existing circuit. The tie-in to the existing circuit will be completed during normal maintenance downtime. The circuit may be bypassed, which will ensure no disruption to the existing process. A further cyanide destruction phase using Degussa technology is scheduled for commissioning in early 2008.

In conjunction with Randgold Resources' power supply contractor, Africa Power Systems (a division of Caterpillar), the power station is being expanded by a further 7MW. This additional power will cover the needs of the underground development at Yalea. Two medium speed diesel generators will be installed to meet this demand. The new facility is being engineered to house four units and depending on future demand a further two units may be acquired later. It is anticipated that the medium speed engines will supply base load and the remaining high speed units would supply the additional power up to the demand. The medium speed machines are slightly cheaper to operate on diesel and they are capable of conversion to run on heavy fuel oil, which will allow the company to reduce its processing cost. Construction has commenced on the concrete bases for the engines. The first engine is expected to be operational in the third quarter of 2007 and the second unit will be commissioned in the first quarter of 2008.

HUMAN RESOURCES

Manpower

Overall manpower levels, including contractors, at Loulo increased during 2006 as the project progressed and mining and processing commenced.

LOULO MANPOWER	December 2006	2005
Mine labour	327	519
Capital projects	375	499
Mine contractors	643	184
TOTAL	1 345	1 202



Training

Three team effectiveness workshops were held at Loulo during 2006. These were attended by the CEO, the Randgold Resources' capital projects team, the general manager of the mine and all his departmental managers and superintendents.

Amadou Famanta obtained an MBA from the University of Quebec and Rodney Quick, Chiaka Berthe and Abdoulaye Cisse earned management diplomas from the Graduate School of Business Leadership of the University of Cape Town in South Africa.

A five-day managerial and supervisory skills course held at Loulo in July 2006 was attended by 35 managers and supervisors. Twenty employees, including 14 from local villages, successfully completed a crusher operator course at Morila mine. Structured engineering maintenance and metallurgical on-the-job action learning training was ongoing at the processing plant throughout the year. This training has enabled those employees recruited from the local villages to successfully transfer to their jobs the information and skills learned at the initial job training programme they attended at Morila in 2005.

All Somilo and contractor employees recruited during the year were required to attend the mine's induction and safety training course, before commencing work. In addition, all production employees attend workplace toolbox safety talks at the start of each shift. A series of first aid and safety courses were attended by 47 engineering and metallurgical employees during the year. Seventeen senior managers attended an ISO14001 executive briefing and five line managers and four environmental and safety staff attended the four-day ISO14001 audit course during the last quarter of 2006.

Industrial relations

Industrial relations remained positive throughout the year. Following the successful union election at the start of the year and the subsequent establishment of union structures at Loulo in February 2006, regular monthly meetings were instituted between the union and management. Agreement was reached with the union in November regarding the mine's rules and regulations. These were implemented in December 2006 following authorisation from the Regional Labour Inspectorate.

In addition, an innovative transport allowance scheme tied to a hire purchase arrangement between Somilo and its employees, was successfully negotiated with the union. The scheme consists of motor cycles being purchased by the company on behalf of employees who repay the company over a period of 36 months, using their monthly transport allowance. The scheme overcomes a total lack of public transport in this remote area, supports the sustainable development objectives of encouraging employees to remain in their home villages to support the economies of the villages (such as assisting with harvests and getting produce to local markets) and creates job opportunities outside of the mine in the supply of fuel and maintenance of the motorcycles.

Somilo, together with other large mining companies in Mali, is represented at the talks concerning a proposed new National Mining Industry Collective Agreement taking place between mining industry employers, SYNACOM (Mining Union Confederation), the Directorate of Labour and the National Employers' Association. Two meetings were held during 2006 and further meetings are scheduled in 2007.

Community development

Relations with the community remained positive throughout the year and community liaison committee meetings were held monthly. The focus areas of the committee remain on employment of local villagers by the mine and the three pillars of the mine's social programme, which are basic education, food security and basic health (which includes potable water provision).

During the year, the following community development activities were undertaken:

- Employment of local villagers - Learning ability and other psychometric testing was carried out in all the villages surrounding the mine to select young people to work on the newly installed crushing circuit. Fourteen of the 20 successful applicants were from the local villages. In addition, Loulo and its contractors continued throughout the year to apply a selection process that gives precedence to local villagers over other job seekers, with a view to maximising the employment of people from the villages most affected by the mine.
- Education - The opening of the new school built by the mine in Djidian-Kenieba and the building of a new primary school at Loulo (70% completed at December 2006). The

repair and refurbishing of schools at Sakola and Baboto and the provision of teaching resources and aids to all schools in the local area. Furthermore under the supervision of the Malian Department of Education there was the subvention of teaching staff at Sakola village school in terms of the mine funding one teacher for each one funded by the community. School furniture and learning resources and equipment were donated by the mine to village primary schools.

- Food security - Farming land was prepared as compensation for those farmers who had lost fields due to the building of a security fence and the installation of a conveyor belt, in addition to the establishment of vegetable gardens, the setting up of crop production training programmes and the provision of seeds and fertiliser to 35 farmers in seven local villages surrounding the mine. The mine's agricultural education programme for local farmers established a model beekeeping enterprise which farmers are invited to visit. The test apiary aims to educate people about beekeeping and encourage them to take up beekeeping in the area.
- Basic health - The mine's medical officer treated and provided medicines to 9 600 patients from the local community. The mine evacuated several seriously ill villagers to hospitals in Bamako and Kayes.
- Malaria control and HIV/AIDS awareness - Educational and awareness campaigns were undertaken, with assistance from NGOs, to sensitise people in the local villages about malaria and HIV/AIDS, how to avoid contracting the diseases and the necessity of testing and treatment. Malaria control programmes were introduced in line with the recommendations from malaria vector surveys carried out in 2005 and 2006 by Prof Richard Hunt of the school of Animal, Plant & Environmental Sciences, University of the Witwatersrand, South Africa. Repeat spraying of the dwellings in local villages was undertaken prior to the start of the rainy season. In addition, mosquito nets were distributed to households in Djidian-Kenieba and Kenieba, as part of a mine inspired best kept village competition.
- Water provision - The mine installed a further two Indian pumps in the Loulo and Djidian-Kenieba villages. In addition, all defective Indian pumps were overhauled using mine supplied spares and a new access road was prepared so that the cattle from Loulo village could be watered at the Falémé River. The aim of the water provision exercise is to ensure a continuous and reliable supply of potable water to all the local villages.
- Local government support - The mine, with agreement from the community development committee, financed the construction of an office for the Mayor of the Commune at Sitikily village.

LOULO: EXPENDITURE ON COMMUNITY DEVELOPMENT	2006 US$
Community liaison committee meetings	2 495
Potable water supply (bore-holes and Indian pumps)	59 564
Education	42 438
Vegetable programme	1 059
Corn programme (SETRA)	5 644
Health care evacuations	3 933
Malaria control (purchase of mosquito nets)	990
Hygiene/sanitation at Loulo village school	460
Building capacity	42 425
Support revenue generation activities	16 188
TOTAL	175 196

Note: Not reflected is the cost to the mine of providing medical treatment, medical evacuations, medicines, vaccinations, creating disease awareness and education training.



Operations and projects

Randgold Resources' major gold producing asset since October 2000 has been the Morila Gold Mine. Morila, which was discovered by the company in 1996, is now owned by a Malian company, Morila SA which in turn is owned 80% by Morila Limited and 20% by the State of Mali. Morila Limited is jointly owned by Randgold Resources and AngloGold Ashanti.

MORILA MINE

The mine is controlled by a 50:50 joint venture management committee with day to day operations being the responsibility of AngloGold Services Mali SA ("Anser"), a Malian subsidiary of AngloGold Ashanti Limited, under an operating agreement.

From the start of production in October 2000 through December 2006, Morila has produced approximately 4.3 million ounces of gold at a total cash cost of US$142/oz, and Morila SA has paid total dividends to its shareholders of US$505 million. As forecasted, Morila produced in excess of 500 000 ounces for the year, finally totalling 516 667 ounces of gold for the year, down from 2005's production as a result of lower grades from the pit.

The year started well with both the mining and plant operating at design capacity. However, towards the middle of the year, plant production dropped and in the third quarter plant throughput was not reaching the expanded plant design capacity. Together with its partners, Randgold Resources addressed the various issues with the goal of achieving consistent sustainable production. The increased attention had the desired effect and in the last quarter the mine exceeded expanded design capacity in each of the three months.

Mining performance suffered particularly in the second half of the year but steps are being taken to catch up the backlog.

Costs were reasonably well contained given prevailing increases in input costs. Cash operating costs, before adjustment for one-off costs relating to provisions and indirect taxes, were US$215/oz, up from last year's costs of US$178/oz. Total cash costs were US$258/oz for the year after adjustments.


17.40
15.80

MORILA: SUMMARY OF RESULTS	12 months ending 31 December 2006	2005
Total mined tonnes (million tonnes)	21.5	24.6
Ore tonnes mined (million tonnes)	5.2	7.0
Mined grade (g/t)	3.2	4.3
Ore tonnes milled (million tonnes)	4.1	3.8
Head grade (g/t)	4.2	5.9
Recovery (%)	91.9	91.7
Ounces produced (oz)	516 667	651 110
Average gold price received (US$/oz)*	609	449
Cash operating cost (excluding royalty) (US$/oz)*	215	178~
Total cash cost (US$/oz)*	258	210~
Profit from mining activity (US$ million)*	181.6	165.2~
Attributable (40% proportionately consolidated)		
Gold sales (US$ million)*	125.95	120.8
Ounces produced (oz)	206 667	260 444
Profit from mining activity (US$ million)*	72.6	66.1~
Net profit (US$ million)	39.6	56.3

* *Refer to explanation of non-GAAP measures provided in note 23 on pages 84 and 85.*

~ *Restated due to change in accounting policy related to stripping costs. Refer to note 6 on page 73.*



MINERAL RESOURCES

The mineral resource base estimated for the mine using the results from infill drilling programmes as well as resource extension drilling, depleted to the end of 2006, is 2.85 million ounces.

ORE RESERVES

The ore reserve estimate for Morila, depleted for mining to 31 December 2006 and based on the current orebody model, is 2.15 million ounces.

It is currently estimated that mining activities will cease during 2009 with the processing of stockpiles continuing until 2013.

Remaining reserves are slightly lower than last year after depletion has been taken into account as a result of changes in the orebody model. However due to the increased gold price more of the marginal stockpile material can now be treated economically so ore reserves have been partially replaced, albeit at lower grade.

MINING

Mining operations are carried out under contract by Somadex, which is a subsidiary of DTP Terrassement, the mining arm of the French construction company, Bouygues. A partnership agreement which incorporates the principle of sharing the


MORILA: TONNES MINED
Tonnes (000)
2 500
2 000
1 500
1 000
500
0
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
2006



potential savings achieved by the contractor using agreed productivity assumptions and allowing for an agreed return is in effect.

While Somadex were able to maintain production in the early part of the year by the mid-year a lack of experienced maintenance personnel led to increasing breakdowns of the mobile plant. As a result mining production dropped below budget. Action was taken by the partnership to restore productivity and the situation had started improving by year end. Somadex have also committed to bringing extra mining fleet to site at their own risk in order to maintain the desired levels of production.

MORILA: MINERAL RESOURCES	Tonnes (Mt) 2006	Tonnes (Mt) 2005	Grade (g/t) 2006	Grade (g/t) 2005	Gold (Moz) 2006	Gold (Moz) 2005	Attributable (40%) (Moz)
Measured	20.54	20.06	2.27	2.73	1.50	1.76	
Indicated	9.50	14.01	3.34	3.00	1.02	1.35	
Sub-total Measured and Indicated	30.04	34.07	2.61	2.84	2.52	3.11	1.01
Inferred	3.09	3.78	3.31	3.19	0.33	0.39	0.13

Cut-off grade for resources = 1g/t.
Resources are reported within the US$650/oz pit shell.

MORILA: ORE RESERVES	Tonnes (Mt) 2006	Tonnes (Mt) 2005	Grade (g/t) 2006	Grade (g/t) 2005	Gold (Moz) 2006	Gold (Moz) 2005	Attributable (40%) (Moz)
Proved	15.36	15.95	2.50	3.21	1.23	1.65	
Probable	11.35	6.19	2.47	3.63	0.91	0.72	
Sub-total Proved and Probable	26.71	22.14	2.49	3.33	2.15	2.37	0.86

2006 reserves reported are economic at a gold price of US$475/oz.
Dilution of 10% and ore loss of 5% are incorporated into the calculation of reserves.
Cut-off grade of 1.4g/t.
Stockpiled ore included.
See comments and US disclaimer on page 31.

** See glossary of terms on website at www.randgoldresources.com.*



ORE PROCESSING

The year started well with regards to plant throughput but in the second and third quarters, operational problems lead to lower than budgeted throughput. A review team comprising Randgold Resources, Loulo mine and AngloGold Ashanti personnel worked on site with Morila employees to identify the underlying causes and institute corrective action. By the fourth quarter, corrective action had yielded the desired effect and throughput was again exceeding the design capacity of the expanded plant. In fact, in October a record 372 463 tonnes was processed.

EXPLORATION

Morila focused its exploration activities on extending the existing orebody and discovering new deposits for processing using the Morila plant. Drilling has concentrated on extensions to the known orebody, chiefly in the south (Tonalite extension) and in the west (Morila Shear Zone west extension) as well as in the eastern margin.

Drilling at the Samacline target, approximately 500 metres to the west of the pit and some 400 metres below surface has also continued during the year. Further close spaced intersections have been effected through deflections from several drillholes in order to assess short scale variability. On completion of the current drilling programme, a scoping study designed to test amenability of the deposit to a small underground mining operation will be assessed.

The 40 000 metre regional exploration programme of the 200km² mine lease area is now almost complete. Comprising tactical and strategic targets, the programme is guided by a recently completed structural analysis that has emphasised the unique and discordant architecture of the Morila structural domain.

Results from the regional programme have not resulted in another 'Morila' but continue to define an anomolous footprint around the deposit. During the year structural and metallogenic consultants have been contracted to assist with the elucidation of a genetic model by integrating the geological, structural and mineralogical components of the deposit. Exploration is reported more fully in the exploration review on page 36.

ENVIRONMENTAL

During the year, implementation of the International Standard Organisation (ISO14001) programme commenced at Morila. An on-site conformity assessment of the implementation of the mine's environmental management system was carried out in November and Morila achieved a compliance rating score of 94% with no major non-conformances.

HUMAN RESOURCES

Manpower

Manning levels related to permanent and temporary Morila and contractor employees on the mine were as follows:

MORILA: MANPOWER	December 2006	December 2005
Morila employees		
National permanent	468	456
Temporary	63	-
Expatriate	40	33
Sub-total	571	489
Contractor employees		
National permanent	972	995
Expatriate	44	40
Sub-total	1 016	1 035
TOTAL	1 587	1 524

MORILA: PLANT THROUGHPUT


1.10
1.08
1.06
1.04
1.02
1.00
0.98
0.96
0.94
Tonnes processed (Mt)
Expanded plant design capacity
Q1
Q2
Q3
Q4
2006



Training and development

During the year, 199 of the mine's employees attended safety induction training, 195 attended cyanide awareness training and 150 attended First Aid courses. 39 employees consisting of management, safety representatives and trainers, attended a two week safety hazard identification course. The mine's training centre also provided training for Loulo, Siguiri, Yatela and Sadiola trainees during 2006.

Two Malian electrical students, one geology student and one mining student studying at the University of Pretoria in South Africa, on Malian mining industry bursaries sponsored by Morila SA, passed their second year examinations with distinction and qualified to progress to their third and penultimate year of study.

Industrial relations

The industrial relations climate during 2006 was satisfactory and no industrial action took place. The Morila Mine Level Agreement, concluded in October 2005 between management and the Morila union, was implemented in January 2006 following its approval by the Directorate of Labour and the Labour Court. The contractors on site also experienced healthy industrial relations throughout the year.

The training of union representatives carried out by an independent consultant during the year has contributed to the constructive industrial relations climate at Morila.

Community development

A partnership entered into with US AID and the local authority of the commune of Sanso became increasingly effective during 2006, thanks to the appointment by US AID of a locally based project co-ordinator. This followed a visit to the Morila area by senior US AID personnel from the health, education and governance sections of the agency. The partnership has increased the money available for community development projects from US$150 000 to US$275 000 per year for each of the next three years.

The other big success story of the year has been the rice projects at Fingola and Morila, financed and set up by the mine and run by the women of the two villages. The women produced and sold 10 691 kilogrammes of rice and after purchasing planting aids for the next growing season divided up the profits made between the families involved.

MORILA: EXPENDITURE ON COMMUNITY DEVELOPMENT	2006 US$
Education	63 211
Community healthcare	45 562
Environment and agriculture	27 269
General community development	10 058
Arts, culture and heritage	18 187
TOTAL	164 287




RANDGOLD

Operations and projects

The Tongon project is located in northern Côte d'Ivoire, 628 kilometres north of Abidjan within the 671km² Nielle permit. The total resource base exceeds 3 million ounces.

TONGON PROJECT

A prefeasibility Type 2 study was completed in June 2002 which demonstrated that the Tongon project could meet the company's criteria for investment and a Type 3 feasibility study was initiated. After an initial 16 drillhole programme, further drilling and on-site feasibility study work was put on hold due to the political conflict in the Côte d'Ivoire.

In 2005 all aspects of the Tongon project were reviewed, the financial parameters used in the June 2002 prefeasibility study were updated to reflect December 2005 market conditions. The total resource base was confirmed at more than 3 million ounces.

UPDATED PARAMETERS

- Potentially mineable material of 13.05 million tonnes at a grade of 3.54g/t for only the southern zone, assuming dilution of 15% and ore loss of 2%.
- Strip ratio of 4.38:1 and cost of US$1.51/tonne mined over the LOM.
- Recoveries of 97.4% for oxides and 82.1% for sulphides.
- Production rates of 240 000 tonnes per month in oxides and 200 000 tonnes per month in sulphides.
- LOM unit cost of approximately US$22/tonne milled and US$260/oz cash cost.
- Total LOM capital costs of US$111 million.
- Gold price of US$400/oz flat.
- Côte d'Ivoire royalty of 3% on gold sales.
- Five year tax holiday.

On the basis of this updated economic assessment and even taking into account the recent inflation pressures in the industry, the project continues to meet the company's hurdle rates for further investment.

The project had been stalled at feasibility stage for the past couple of years while the country has been dealing with political instability and conflict, but with the relative calm that has returned, the team has recommenced its work programme.

Randgold Resources believes that the peace process in the country is now on track. Presidential elections scheduled for October 2006 have been postponed due to a delay in preparation until October 2007, after an agreement was reached among the rival parties. Officials of both the government ministries and the opposition have shown commitment to making the project work.







TONGON: MINERAL RESOURCES	Tonnes (Mt) 2006	(Mt) 2005	Grade (g/t) 2006	(g/t) 2005	Gold (Moz) 2006	(Moz) 2005	Attributable gold (75%) (Moz)
Inferred	35.96	35.96	2.68	2.68	3.11	3.11	2.33

** See glossary of terms on website at www.randgoldresources.com.*

During 2006, an eight hole 1 992 metre tactical diamond drilling programme was carried out and the results were used to plan a 30 000 metre feasibility drilling programme scheduled for the first half of 2007. The drilling programme was designed to allow the completion of a final feasibility study and for a production decision within two years of full recommencement of drilling activities.

The next phase of drilling will help the company understand the relatively complex geology of the southern zone, as well as add additional resources to the northern zone. The biggest risk seen by Randgold Resources in the project is timing – the company is confident the people and governing structures of Côte d'Ivoire are committed to peace. The completion of a successful final feasibility study would allow a production decision and financing arrangements to be made.

Subject to a positive outcome of the bankable feasibility and the current political process, the company believes development of the Tongon deposit is likely as the Côte d'Ivoire has favourable infrastructure to support a mining venture. Power, water and road access are available close to the site. The Tongon project will also allow Randgold Resources to maintain and expand its production profile, as the Loulo mine grows and production at its Morila mine tails off.


2007
2008
2009
2010
Feasibility drilling 30 000m DDH 10 000m RAB
Feasibility studies
Construction of mine

TONGON PROSPECT: BANKABLE FEASIBILITY KICKS OFF WITH A 30 000 METRE DRILLING PROGRAMME

Southern Zone

Length:	1.6km
+76DDH:	15 500m, 50mx50m
Average depth below surface:	200m


1.6km


2.1km

Northern Zone

Length:	2.1km
34 DDH:	4 050m, 50mx100m
38 DDH:	3 700m, 50mx50m
Average depth below surface:	150m



Annual resource and reserve declaration

at 31 December 2006

MINE/PROJECT	Category	Tonnes (Mt) 2006	Tonnes (Mt) 2005	Grade (g/t) 2006	Grade (g/t) 2005	Gold (Moz) 2006	Gold (Moz) 2005	Attributable gold (Moz)
MEASURED, INDICATED AND INFERRED MINERAL RESOURCES								
Morila								40%
	Measured	20.54	20.06	2.27	2.73	1.50	1.76	
	Indicated	9.50	14.01	3.34	3.00	1.02	1.35	
	Sub-total Measured and Indicated	30.04	34.07	2.61	2.84	2.52	3.11	1.01
	Inferred	3.09	3.78	3.31	3.19	0.33	0.39	0.13
Loulo								80%
	Measured	14.98	16.86	3.88	3.88	1.87	2.10	
	Indicated	46.79	45.00	4.88	4.78	7.35	6.92	
	Sub-total Measured and Indicated	61.77	61.86	4.64	4.54	9.22	9.03	7.37
	Inferred	22.77	9.82	2.91	2.87	2.13	0.90	1.70
Tongon								75%
	Measured							
	Indicated							
	Sub-total Measured and Indicated							
	Inferred	35.96	35.96	2.69	2.69	3.11	3.11	2.33
TOTAL RESOURCES								
	Measured and Indicated	91.81	95.93	3.98	3.93	11.74	12.14	8.38
	Inferred	61.81	49.56	2.80	2.76	5.57	4.40	4.17
PROVED AND PROBABLE ORE RESERVES								
Morila								
	Proved	15.36	15.95	2.50	3.21	1.23	1.65	
	Probable	11.35	6.19	2.47	3.63	0.90	0.72	
	Sub-total Proved and probable	26.71	22.14	2.49	3.33	2.13	2.37	0.85
Loulo								
	Proved	11.21	13.75	3.47	3.48	1.26	1.54	
	Probable	37.93	24.82	4.54	5.07	5.54	4.05	
	Sub-total Proved and probable	49.14	38.57	4.30	4.50	6.80	5.59	5.44
TOTAL RESERVES	Proved and probable	75.85	60.71	3.66	4.08	8.93	7.95	6.29

Randgold Resources reports its Mineral Resources and Ore Reserves in accordance with the JORC code. The reporting of Ore Reserves is also in accordance with Industry Guide 7.
Pit optimisation is carried out at a gold price of US$475/oz; underground reserves are also based on a gold price of US$475/oz. Dilution and ore loss are incorporated into the calculation of reserves.
Cautionary note to US investors: The United States Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Randgold Resources uses certain terms in this annual report, such as "resources" that the SEC guidelines strictly prohibit the company from including in its filings with the SEC.

** See glossary of terms on website at www.randgoldresources.com.*


Bienvenue au pays de l'or
RANDGOLD
Welcome to gold country









Table of mineral rights

at 31 December 2006

MINERAL RIGHTS	Type	Area (km²)	Area (sq miles)	Equity (%)
Mali				
Loulo	EP	372	144	80
Morila	EEP	289	112	80
Morila	EP	200	77	40
Selou	EEP	25	10	52
Koba	EEP	58	22	85
Tiorola	EEP	257	99	70
Diokelebougou	EEP	393	152	70
Dionkola	EEP	122	47	70
Bena	EEP	13	5	80
Korona	AE	257	99	80
Nahali	AE	230	89	80
Burkina Faso				
Danfora	EEP	45	17	90
Kiaka	EEP	245	95	90
Basgana	EEP	250	97	90
Bourou	EEP	122	47	90
Tanema	EEP	247	95	90
Kaibo	EEP	250	97	90
Kampala	EEP	233	90	90
Yibogo	EEP	247	95	90
Nakomgo	EEP	235	91	90
Gogo	EEP	250	97	90
Tiakane	EEP	196	76	90
Ghana				
Bui Belt	RL	5 969	2 305	90
Bole NE	RL	866	334	90
Nangodi West	RL	119	46	90

MINERAL RIGHTS	Type	Area (km²)	Area (sq miles)	Equity (%)
Tanzania				
Nyabigena South	PL	18	7	100
Kajimbura	PL	23	9	100
Simba Sirori South	PL	26	10	100
Nyamakubi	PL	21	8	100
Kiabakari East	PL	62	24	100
Mobrama East	PL	16	6	50
Mobrama East Extn	PL	18	7	50
Mobrama East Extn	PL	21	8	50
Kiabakari	PL	27	10	100
Buhemba South	PL	145	56	100
Dodoma South	PL	146	56	*
Dodoma South Extn	PL	113	44	*
Dodoma North	PL	100	39	*
Côte d'Ivoire				
Nielle	EEP	671	259	75
Boundiali	EEP	1 314	507	75
Dabakala	EEP	191	74	75
Dignago	EEP	1 000	386	100
Apouasso	EEP	1 000	386	100
Mankono	RP	704	272	75
Senegal				
Kanoumering	EEP	405	156	90
Kounemba	EEP	408	158	90
Makana	EEP	110	42	63
Miko	EEP	95	37	
Tomboronkoto	EEP	403	156	90
TOTAL AREA		18 526	7 153	

EP — *Exploitation permit*
EEP — *Exclusive exploration permit*
AE — *Reconnaissance licence*
RL — *Reconnaissance licence*
PL — *Prospecting licence*
RP — *Reconnaissance permit*
* — *Joint venture in which the company is currently earning an interest*



Exploration review

In 2006, exploration activities concentrated on the extension of known orebodies and the discovery of new orebodies both at producing mines and exploration sites. In addition, the company continued with its expansion of the African Footprint strategy within the most prospective gold belts of both West and East Africa and has operations in six African countries boasting a portfolio of 128 targets on 18 526km^2 of groundholding.

WEST AFRICA

MALI
SENEGAL
Loulo mine
Bamako
BURKINA FASO
Ouagadougou
Morila mine
GUINEA
Tongon prospect
SIERRA LEONE
GHANA
CÔTE D'IVOIRE
LIBERIA
Abidjan
Accra
N

☆ Randgold Resources' operations and projects
■ Randgold Resources' exploration permits

AFRICA

MOROCCO
TUNISIA
ALGERIA
LIBYA
EGYPT
WESTERN SAHARA
MAURITANIA
MALI
SENEGAL
BURKINA FASO
NIGER
CHAD
SUDAN
NIGERIA
CÔTE D'IVOIRE
GHANA
TOGO
CENTRAL AFRICAN REPUBLIC
ETHIOPIA
CAMEROON
SOMALIA
GABON
CONGO
DRC
KENYA
TANZANIA
ANGOLA
MALAWI
ZAMBIA
MOZAMBIQUE
ZIMBABWE
NAMBIA
BOTSWANA
SOUTH AFRICA
N

EAST AFRICA

Lake Victoria
Gokona
Nyabirama
Mwanza
Nyabigena
Geita
Tulawaka
Bulyanhulu
Golden Pride
Lake Tanganyika
TANZANIA
Dar es Salaam
Lake Nyasa

☆ Gold mines
▣ Existing Randgold Resources prospecting licences



- At Loulo, the company continues to build its resource base, which is now over 10 million ounces. As well as the resource conversion work, exploration is focused on the next discovery by systematically evaluating a portfolio of targets within the lease area. Of these, the Faraba and Baboto districts are showing the most promise.
- At Morila, the next discovery continues to evade detection as plus 40 000 metres of regional drilling have been completed. However, the low grade footprint continues to be defined. Research points towards an intrusive related ore genesis to the deposit.
- In south Mali, a regional gravity survey is enabling the identification of targets for drilling in 2007.
- In Senegal, a 10 000 metre Rotary Air Blast ("RAB") drilling programme has commenced to evaluate 12 targets. This will help in prioritising additional targets to Delya, Bambaraya and Sofia for diamond drilling later in the year.
- In Burkina Faso, drilling is defining a broad, low grade mineralised system over a three kilometre strike at Kiaka. Elsewhere in the company's permit portfolio, regional programmes are identifying targets for follow-up work in the coming year.
- In Ghana, exploration activities recommenced on a portfolio of four permits. First pass regional exploration programmes have been completed and returned positive results from one of these, Bole, which will see follow-up programmes in 2007.
- In Tanzania, generative work is the driver to build a new portfolio of projects after Kiabakari did not meet the company's criteria for further investment.
- In the Côte d'Ivoire, exploration activities successfully recommenced with a tactical diamond drilling programme at the Tongon prospect, situated within the Nielle permit, in the north of the country. Preparations are now almost complete to start a ~30 000 metre feasibility diamond drilling programme in 2007.
- A generative team has been established to re-assess the African countries within which Randgold Resources is not currently operational, to identify potential value adding projects that would be of interest to the company.

In summary, the company has a quality portfolio of exploration projects in both West and East Africa. This reflects the company's business strategy of organic growth through exploration and its primary objective to build sustainable mining projects with significant returns. This strategy is attested to by its discovery and development track record, which includes the Morila and Loulo mines, both in Mali, and the plus three million ounce Tongon project, currently at the feasibility stage in the Côte d'Ivoire.

MALI

LOULO

In addition to the resource conversion work and the deep drilling at both the Yalea and Gara orebodies, exploration has concentrated on the next discovery by evaluating a quality portfolio of targets within the 372km² permit area.

At the Gara deposit, new information from the continual excavation of the deposit and re-logging and re-interpretation of diamond drill core established that high grade mineralisation is associated with the 030°/040° trending axial planes of quartz tourmaline folds and is concentrated in the hinge zone of a large overturned antiform.

Six diamond drill holes for a total of 3 809 metres have confirmed the geological model and intersected strong quartz tourmaline alteration and mineralisation up to 500 metres south of the existing wireframe; LOCP117: 5.80 metres at 3.18g/t from 333 metres and

LOULO: GRADE MODEL OF GARA OREBODY WITH DIAMOND DRILL HOLES TO THE SOUTH OF THE EXISTING WIREFRAME


Openpit
Underground
500m
5.80m @ 3.18g/t
6.15m @ 1.39g/t
incl 1.20m @ 3.70g/t
6.40m @ 10.37g/t
5.80m @ 9.12g/t
7.00m @ 17.95g/t
6.15m @ 11.22g/t
0.5 - 1.0g/t
1.0 - 3.0g/t
3.0 - 5.0g/t
5.0 - 8.0g/t
> 8.0g/t
Proposed drilling


42.80
26.30

LOCP118: 4.76 metres at 0.64g/t from 409 metres and 6.15 metres at 1.39g/t (including 1.20 metres at 3.70g/t) from 459 metres; LOCP120: 5.80 metres at 9.16g/t (including 2.90 metres at 16.66g/t) from 757.4 metres; LOCP124: 7 metres at 17.95g/t from 551.75 metres (including 1.80 metres at 59.36g/t). LOCP126: 9.20 metres at 1.02g/t from 578.60 metres and 6.40 metres at 10.37g/t from 591.80 metres; LOCP125: 6.15 metres at 11.22g/t from 820.35 metres. Follow-up diamond drilling will further evaluate the potential of this target down plunge.

The Baboto structure is part of a plus 5 kilometre mineralised structure which hosts the known targets of Baboto South, Central and North. At Baboto South a 23 hole, 2 368 metre RC drilling programme was completed over a strike length of 1.3 kilometres. The results returned a continuous zone of mineralisation over the entire strike length with an average width of 15.63 metres and grade of 1.82g/t to vertical depths of 95 metres.

Gold mineralisation is associated with both massive and disseminated pyrite and is hosted mainly in silica-carbonate altered sandstones between hangingwall and footwall shears.

At Faraba, 48 RC holes for 5 573 metres and eight diamond holes for 2 248 metres have been completed during the year testing a three kilometre strike length of an overall ten kilometre anomalous corridor. The drilling has currently identified two pods of gold mineralisation; the north zone and the main zone. These two zones are connected by zones of narrow alteration and mineralisation which have been dissected and offset by complex faulting and are not fully understood at this stage. The north zone has a strike length of 600 metres, an average width of 12 metres, an average grade of 2.20g/t and has been tested to vertical depths of 230 metres.

The main zone is a 100 metre wide anomalous structure which currently measures 400 metres in strike length and has been tested to a vertical depth of 180 metres. At its core is a 350 metre long mineralised zone with an average intersection width of 43 metres and an average grade of 2.60g/t resulting in an inferred resource of 567 000 ounces.


LOULO PERMIT: PORTFOLIO OF GOLD TARGETS
Baboto District
Far NW
Yalea S
PQ10N
PQ10
Sakola
Gara
Yalea, P125
Faraba - P64 District
P129
Selou
20km
Gold targets


FARABA TARGET
600m strike length
Wide (50-100m)
anomalous halo
(~1g/t)
High potential areas
to be further tested
in 2007
Continuation of 10km
long anomalous trend.
To be tested by RAB
in 2007
350 metre strike length 43m @ 2.8g/t
average intersection. Open to the south,
terminated by faulting in the north
500m
2.5 km strike length
FARABA MAIN: DRILLHOLE SECTION
FT08
36m @ 3.21g/t
incl 4m @ 8.45g/t
and 6m @ 7.59 g/t
FARC052
42m @ 2.31g/t
incl 5m @ 9.75g/t
FARC053
37m @ 3.64g/t
FARC006
46m @ 2.55/t
incl 6m @ 11.13g/t
19m @ 1.36g/t



This zone contains a high grade unit whose width and grade averages 5.50 metres at 8.70g/t over the 350 metre strike length. Drilling within this zone has confirmed the presence of extensive silica-carbonate alteration within coarse sediments and grits.

Trenching and drilling programmes will be completed to test the 10 kilometre regional Faraba target, where 14 additional dilation zones have been mapped, as well as to further define the north and main zones of mineralisation during 2007.

At P64, a 1.5 kilometre plus 100ppb north-northwest soil anomaly characterises the target. To date only 300 metres of strike has been drill tested with seven RC holes for 1 097 metres and five diamond core holes for 1 396 metres. The results highlight a 200 metre strike of mineralisation which includes: P64RC03: 7 metres at 1.47g/t and 4 metres at 1.03g/t, P64RC04: 29 metres at 1.03g/t, P64RC07: 5 metres at 2.31g/t, P64DH01: 28 metres at 1.72g/t, 16.2 metres at 4.41g/t and 11.80 metres at 1.44g/t and P64DH02: 5.80 metres at 3.43g/t and 8.20 metres at 6.51g/t. Mineralisation is associated with chlorite and magnetite rich sediments plus localised bands of quartz tourmaline and is bounded by a hanging wall and footwall shear which trend north-south and dip sub-vertically.

To increase the company's knowledge and understanding of the Loulo mineralised district, a three year PhD research thesis is being undertaken in conjunction with Kingston University, London, England.

SELOU

The Selou area consists of three permits directly south of the Loulo exploitation lease and work to date has identified two main targets; Sinsinko and Boulandissou.

The Sinsinko target is underlain by a 1.75 kilometre north-south trending plus 30ppb gold soil anomaly; follow-up trench and RAB drilling have confirmed a bedrock source to mineralisation. One diamond hole SND001 drilled below trench BET05: 76 metres at 0.83g/t returned 5.70 metres at 1.71g/t, 4 metres at 3.11g/t, 1.80 metres at 2.77g/t and 4.20 metres at 7.10g/t, all within a 21 metre mineralised envelope. The mineralisation is associated with tourmaline-sericite-carbonate-haematite-silica alteration of a greywacke host. Further drilling is planned in 2007.

Boulandissou is an 8 kilometre anomalous shear corridor. A reconnaissance diamond hole BND01 drilled beneath trench BNT02: 28 metres at 3.31g/t returned 6.60 metres at 1.28g/t. Gold anomalism and mineralisation in the diamond hole is hosted in altered quartzite and associated with weak disseminated pyrite and arsenopyrite. The alteration patterns are dominated by brecciation in association with silica, tourmaline and weak sericite. Additional trenching and drilling will be completed during 2007 to evaluate this target.

MORILA EXPLOITATION LEASE

An exploration strategy was developed with the primary aim of providing an assessment of the full resource potential within the greater Morila lease area. The flat geometry of a Morila style orebody, especially as a "blind or buried" exploration target, prevents the use of conventional exploration geochemical or geophysical target generation techniques. In the search for a buried 'Morila' the only known viable, primary targeting tool available is a regularly spaced deep diamond drilling programme, to date a total of 89 holes for 44 045 metres have been drilled, to an average depth of 500 metres. The results, although failing to identify an additional deposit have so far intersected the low grade (plus 0.10g/t) footprint to the deposit. This data will be used as a vector for follow-up holes to target for higher grade mineralisation.

A six month post doctoral research project has been set up through the Geology Department of the Australian National University and the Research School of Earth Sciences. The aim of this study is to understand the relationship of gold mineralisation to high grade metamorphism and partial melting of the surrounding sediments. Preliminary results indicate an ore genesis related to the contact thermal aureole of an igneous intrusive.

MORILA REGION AND SOUTHERN MALI

In the Morila region, Randgold Resources has been exploring on its permits, immediately adjacent to Morila mine, for several years. The techniques used to date have been successful in locating mineralised structures such as Ntiola and Kona. However, so far no economic mineralisation resembling the Morila deposit has been located outside the mine-lease. Despite the lack of success in the area, Randgold Resources will continue exploring until all reasonable avenues of research have been investigated. An indication of this commitment is a 3 000 metre diamond drilling programme which was completed before the annual wet season in June.



As few gold targets at surface remain untested and rock outcrop only accounts for 0.5 percent of the surface regolith, this programme was designed to provide geologists with geological and structural information to assist with interpretation in this most difficult of terrains. This drilling programme has allowed the team to modify its geological model for the area (which was based on sparse information) with the aim of identifying broad, favourable areas for the hosting of blind, Morila-type mineralisation. To complement the data from this drilling programme a 40 by 40 kilometre ground gravity survey has been completed, centred over the Morila deposit. The results return an arcuate anomaly immediately south of the deposit and both to the northeast and northwest of the grid. Modelling is attempting to estimate the depth and type of geological body responsible for these results.

Randgold Resources' joint ventures with Japanese company OMRD have been terminated following a full evaluation of the Kekoro, Sagala, Diamou and Seriba-Sobara permits, which did not meet the company's criteria for further investment. In Southern Mali, Randgold Resources' regional teams continue to identify opportunities and apply for new ground. This is in line with the long term strategy of turning over ground to supply the base of the resource triangle with quality targets.

SENEGAL

The Senegal portfolio consists of five permits covering 1 421km², located within the Sabodala volcano-sedimentary belt in the east of the country. The company has made progress throughout the field season in evaluating its portfolio where the emphasis has been on developing targets to the drill stage. A 10 000 metre RAB drilling programme has commenced to test 12 targets. This will help in prioritising additional targets to Delya, Bambaraya and Sofia for diamond drilling later in the year. The year's field programmes also resulted in the rejection of 14 targets.

Delya was a new target identified during 2006 and locates on the Main Transcurrent Shear. This is a major terrain boundary structure between the greenstone belt and adjacent sedimentary basin. The target was identified by soil geochemistry, which defined a 6 kilometre by 100 metre plus 20ppb gold anomaly. Ten follow-up trenches have identified two parallel zones of gold mineralisation over a 1 kilometre strike, the best results of which are; DLT003: 11.15 metres at 9.60g/t; DLT004: 4 metres at 1.60g/t; DLT005: 4.5 metres at 7.54g/t; DLT006: 7.45 metres at 1.98g/t and 9.90 metres at 4.96g/t; DLT008: 18 metres at 0.60g/t; DLT009: 2 metres at 5.39g/t and DLT010: 2.5 metres at 0.80g/t. The trench results have been tested at depth by five diamond core drillholes (1 000 metres); DLDD001: 9.81 metres at 1.80g/t; DLDD002: 12.40 metres


MALI WEST
AND SOUTH:
RANDGOLD
RESOURCES
EXPLORATION
LICENCES
Diokelebougou
Dionkala
Korona
Koba
Tiorola
Morila
Nahali
MALI
N
Loulo
Bena
Selou
Bamako
Diokelebougou
Korona
Dionkala
Koba
Tiorola
600km
Morila


SENEGAL: PRIORITISING DRILL TARGETS
MANKANA JV
Bambaraya
Kiesta
KOUNEMBA
Delya
MIKO
Sofia Corridor
N
Khosa
Massawa
Kawsara
TOMBORONKOTO
KANOUMERING
Released area
Gold targets







at 5.10g/t; DLDD003: 3 metres at 1.80g/t; DLDD004: 3.80 metres at 4.80g/t and DLDD005 returned no mineralised intersection. Gold mineralisation is hosted within a package of schists, strongly sheared, affected by silica-sericite-iron-graphite alterations. Sulphides are present as disseminated pyrite and arsenopyrite.

At Sofia, work was concentrated in collating all the previous exploration data, as no drilling was completed in 2006. Sofia is part of a seven kilometre anomalous north-south structural corridor which also hosts the Mikona, Mativa and Matiba targets within ground held by Randgold Resources. This system continues to the north for an additional 10 kilometres and hosts the Niakafiri deposit and Sabodala deposit. RAB drilling is planned in the gap areas to try and link all the Sofia, Mikona, Mativa and Matiba targets. So far 3.4 kilometres of strike have been tested by drilling where results return both broad low grade (44 metres at 2.00g/t) mineralisation and narrow high grade (6 metres at 9.50g/t) intercepts. At present, the inter-hole spacing is 400 to 600 metres which will be infilled during the next round of drilling. In the meantime RAB drilling will test the Mikona, Mativa and Matiba targets within the Sofia corridor and the gaps in between.

At Bambaraya, trenching and early stage drilling has defined two sub-parallel zones of mineralisation at surface, over a strike length of 1 kilometre. The best trench intersections returned are; BBTR001: 13.20 metres at 3.59g/t, BBTR002: 18 metres at 2.93g/t, BBTR003: 8 metres at 4.50g/t, BBTR004: 12 metres at 4.06g/t and 4 metres at 5.48g/t, BBTR006: 14 metres at 2.01g/t and 9.5 metres at 1.13g/t. BBTR010: 16 metres at 1.70g/t and BBTR007: 18 metres at 2.26g/t. To date only three diamond drill holes have tested this zone; with BBDDH002 returning the best intersection: 12 metres at 3.17g/t.

Mineralisation is hosted within northeast trending pillow basalts and is associated with silica-sericite-tourmaline-iron carbonate-pyrite alteration. Exploration work has been completed to the northeast of the known mineralisation where a felsic intrusive has intruded the structure.

BURKINA FASO

In Burkina Faso the company made excellent progress over the last year:

- The development of a regional geological model.
- The consolidation of a plus 2 000km² permit portfolio in the south of the country, covering the southern extension of the Markoye fault and associated splays.
- The completion of the first phase of regional exploration across all the permits, which has identified a strong base of targets to the resource triangle.


BURKINA FASO
N
BURKINA FASO
Tanema
Kaibo
Gogo
Basgana
Bourou
Tiakane
Nakomgo
Yibogo
Kiaka
Kampala
TOGO
200km
Randgold Resources exploration permits
DRILLING THE KIAKA PERMIT
KDH05
KDH03
16m @1.02g/t
5m @ 2.93g/t
13m @ 1.84g/t
incl 7m @ 2.46g/t
73m @ 2.14g/t
incl 11m @ 3.40g/t
and 14m @ 3.00g/t
11m @ 8.43g/t
5m @ 2.46g/t
8m @1.43g/t
9m @1.55g/t
48m @1.55g/t
21m @1.17g/t
Zone A
Zone B
Zone C
-200m
11m @1.11g/t



- The identification of an advanced target, Kiaka, which has broad zones of low grade mineralisation over a 3 kilometre strike length.
- The development of an all Burkinabe exploration team.

On the Kiaka permit a 9 040 metre, 549 hole RAB programme was completed testing three targets within the Kiaka permit. The most advanced of these targets is Kiaka which also saw a 1 125 metre, 11 hole RC drilling and a six hole, 1 371 metre diamond core programme completed testing a three kilometre long mineralised system.

Two styles of mineralisation were identified from the drilling at Kiaka:

- A narrow high grade hangingwall zone; the mineralisation is associated with strongly altered, (silica-biotite-chlorite) sulphide rich (5-22% arsenopyrite) sediment.
- A broad low grade main zone; the mineralisation is associated with schists and quartzites and fine disseminated sulphides (pyrite).

These mineralised zones locate within a northeast trending, belt parallel, regional shear. Sinistral reactivation of north-south belt discordant structures has created dilational openings along the northeast regional shear and therefore preferential sites for mineralisation.

The results of the drilling at Kiaka have identified a 3 kilometre long mineralised system, within which locates a 1.20 kilometre continuous zone of gold mineralisation, 800 metres of which is 100 to 200 metres wide grading 0.80 to 1.60g/t and has been drill tested to vertical depths of 200 metres; it is open in all directions. The best intercept returned to date is from KDH05: 73 metres at 2.14g/t (from 41 metres) including 11 metres at 3.40g/t (from 44 metres) and 14 metres at 3.00g/t (from 58 metres). Infill and step out drilling are planned to commence in February 2007.

In addition, first pass regional soil geochemistry has been completed over the portfolio of nine permits. The results delineated 11 regional, five identified and two follow-up targets.

GHANA

In Ghana, the company has made good progress with the completion of first pass regional exploration programmes over our portfolio of four permits; three of these permits are in the process of being relinquished following unprospective results while one is progressing with positive results. New applications are being made in discussions with the Minerals Commission.

On the Bole Northeast permit, an 800 metre by 100 metre regional soil sampling programme has returned positive gold results.


GHANA: FIRST PASS REGIONAL EXPLORATION PROGRAMMES RETURNED POSITIVE RESULTS
BURKINA FASO
GHANA
N
NANGODI WEST
BOLE NE
BUI LICENCE
Ahafo mine
Bibiani mine
Chirano mine
JV WITH CENTRAL GOLDFIELDS
Obuasi mine
Akyem project
Damang mine
Tarkwa mine
Randgold Resources' exploration permits
80km
BOLE PERMIT: ANOMALOUS GOLD IN SOIL ON AEROMAGNETIC DATA
20km









A 25 kilometre long, northeast trending (060) anomalous corridor has been defined at the contact between granite and volcaniclastic sediments within which locate two target areas.

- Zamsa consists of two sub parallel anomalies; the first is a plus 20ppb gold in soil anomaly measuring 14 kilometres long by up to 2.5 kilometres wide. This anomaly is associated with the main regional Bole-Bolgatanga shear and locates at the contact between granite and volcanoclastic sediments. The second is a plus 10ppb gold in soil anomaly measuring five kilometres long by one kilometre wide and is coincident with the axis of a regional airborne magnetic and electro magnetic anomaly within the volcaniclastic sediments.
- Navrongo locates five kilometres to the northeast of Zamsa along the same Bole-Bolgatanga shear. The 'gap' relates to a national forest which cannot be permitted.
- Ground truthing of anomalies indicates a gentle undulating topography with residual soils and poor outcrop. Test pitting is in progress to understand the regolith profile and mobile element dispersion prior to infill soil sampling.

CÔTE D'IVOIRE

Apart from continuing to add resource ounces at Loulo, the big success story of 2006 was resuming exploration activities in the Côte d'Ivoire, with the completion of an eight hole, 1 992 metre tactical diamond coring programme at the Tongon prospect, which locates in the Nielle permit, in the north of the country.

Geologically the Tongon area comprises a sub-vertical northeast to east-northeast trending package of intercalated clastic and mafic to intermediate volcano-sedimentary lithologies. These lithologies have been intruded in the central and northern regions by large oval shaped northeast trending granodiorite to quartz diorite igneous bodies. In the south, diorite dykes and small micro-gabbro bodies have intruded along east northeast to east trending structures. Mineralisation locates in two zones; northern and southern.

Five holes were completed on the northern zone, further testing a 1.5 kilometre strike length of the main shear.

Three holes were completed in the southern zone to confirm the results of the prefeasibility study; the results are presented below.

The overall geometry of the mineralised zones suggests a significant component of dextral shear which is compatible with previous interpretations. Dilation occurs along east northeast orientated fault segments which appear to have been reactivated during mineralisation. The main structural direction is northeast, representing belt parallel shearing,


CÔTE D'IVOIRE: TONGON PROSPECT
MALI
TONGON PROSPECT
Boundiali
Nielle
Mankono
Diabakala
N
GHANA
Dignago
CÔTE D'IVOIRE
Appouasso
200km
Randgold Resources exploration permits
8 HOLE 1 992 METRE TACTICAL DIAMOND CORING PROGRAMME COMPLETED
NORTHERN ZONE
TND 051
9m @ 1.55g/t
10m @ 2.40g/t
TND 050
1m @ 12.70g/t
13m @ 1.25g/t
TND 054
10m @ 3.70g/t
TND 053
3m @ 8.03g/t
31m @ 2.99g/t
5m @ 5.99g/t
2km
SOUTHERN ZONE
TND 056
4m @ 1.77g/t incl 2m @ 2.87g/t
9m @ 2.29g/t incl 4m @ 3.18g/t
TND 052
6m @ 1.04g/t
44m @ 1.68g/t incl 5m @ 5.06g/t
6m @ 3.6g/t incl 7m @ 2.9g/t
10m @ 3.95g/t
TND 057
3m @ 1.18g/t
4m @ 1.07g/t
1.25km



together with the presence of north-south belt discordant structures. The interaction between these two structural trends, in this case primary dextral movement along north-south trending faults, causes reaction of the northeast belt parallel structures and in turn creates dilation on the east-northeast structures.

The 30 000 metre diamond coring feasibility drilling has commenced.

TANZANIA

In Tanzania, generative work is the driver to build a new portfolio of projects; we are relooking at the Southern Lake Victoria Goldfield, the Proterozoic mobile belts and new greenstone belts within the Craton.

An evaluation of the old Kiabakari mine was completed; RC and diamond core drilling tested the immediate vicinity of the old mine and a 2 000 metre strike along the Kiabakari fault. Anomalous values were returned along a 1 800 metre segment of the fault associated with three structures within a 300 metre wide corridor. However the main mineralisation is constrained to a 500 metre long by 35 metre wide zone grading 2 to 6g/t, within which the high grade payshoot, measuring approximately 100 metre by 30 metre grading plus 6g/t has been mined out to 350 metres below the surface and selectively to 500 metres below the surface.

Randgold Resources has fully tested the Kiabakari target and concludes that there is no big mineralised system which fits its criteria for further investment. This project has been handed back to the government.

In the Mara Region, mapping and trenching have tested the Mara fault corridor which has been traced for 3 kilometres within the Nyabigena South permit. This fault system hosts the Nyabirama mine (1 million ounce resource), the Komarera deposit (400 000 ounces) in addition to two old colonial mines (Mara and Pontama).

The results are encouraging with two 15 to 30 metre anomalous zones, within a 70 to 90 metre wide east-west structural corridor, locally mylonitic. Geologically the target is underlain by granodiorite gneisses with highly deformed and carbonated mafic dykes. The main alterations observed are sericite-silica-pyrite. Trench results from west to east include:

- NYTR17: 34 metres at 0.16g/t and 24 metres at 0.51g/t, including 14 metres at 0.82g/t.
- NYTR21: 16 metres at 0.10g/t and 18 metres at 1.10g/t.
- NYTR31: 22 metres at 0.61g/t and 20 metres at 0.10g/t.

An RC drill programme will follow-up these results in 2007.

More regionally, three Barrick permits in the Singida–Dodoma region were incorporated into the current joint venture agreement with Randgold Resources.






New business

The company has continued to assess new business and merger and acquisition opportunities world wide, retaining a specific focus on organic growth within the African continent.

Organic growth opportunities continue to be evaluated in the six countries the company is operational in and has also commenced an initiative whereby an "African hunting team" has been tasked to review countries which are equally prospective for multi-million ounce gold deposits but were previously low on our ranking scale. These countries will be selected on the basis that the political and fiscal conditions could be changing for the better.

Distinct from the organic growth route we have also tested growth options through possible M&A opportunities. As part of this strategy we carried out due diligence audits, both desk top and on-site, during the year, within and outside Africa, including one full corporate due diligence. Examination of these projects confirmed none would fit our stated objective criteria that any corporate acquisition should either be demonstrably strategic or value accretive for our shareholders.


AFRICA
O Gold occurrences
+1 Moz gold deposits
■ Neoproterozoic
★ Mesoproterozoic
● Paleoproterozoic
▲ Archean

EXPLORATION AND NEW BUSINESS DEVELOPMENT: HUNTING THE NEXT MULTI-MILLION OUNCE DEPOSIT



Social responsibility

Randgold Resources is committed to the integration of environmental and social impact management into its business activities. The optimum utilisation of mineral and other resources encompasses the protection and conservation of the existing environment. Within this framework, the company strives to assist the communities most affected by its operations to develop in a sustainable way and to give all its employees a high quality of work life, including a safe workplace.

POLICY STATEMENT

Its integrated social and environmental management process identifies potentially significant negative and positive impacts. The implementation of environmental and social responsibility strategies aims to minimise negative impacts and maximise the positive impacts of its activities, commensurate with its business strategy and within national and World Bank standards. The strategies it uses to achieve this include the following:

- Encourage and reward the use of integrated environmental management to ensure that management decision making processes include a sensitive and holistic consideration of environmental issues. To facilitate this, all projects must include a comprehensive environmental and social impact assessment. Where appropriate, specialist consultants are employed.
- Maintain positive relationships with neighbouring communities, local and national government authorities, NGOs and aid agencies and the public.
- Respect and consult with the communities in the areas affected by its operations so that these communities receive fair treatment and where possible benefit from the company's activities.
- Budget a percentage of profit to be used for sustainable community development projects. The projects are selected and prioritised in consultation with communities and carried out in cooperation with community members.
- Aim to forge a pact with employees through having respect for fundamental human rights, including workplace rights, employee development and the need for a healthy and safe workplace.
- Strive for the highest quality of rehabilitation, waste management and environmental protection in the most cost effective manner.
- Strive to optimise the consumption of energy, water and other natural resources.
- Through the introduction of new alternative environmentally friendly products and processes, as they become available, avoid the use or release of substances which, by themselves or through their manufacturing process, may damage the environment.
- Practice responsible environmental stewardship to meet the demands of local communities, host country government requirements and international standards and strive for continuous improvement of environmental performance.



For details of the implementation of the social responsibility policy, refer to the review of operations on page 20 to 23 and 27 to 28 and the human resources report below.

ENVIRONMENTAL REPORT

Randgold Resources carries out its operations within the guidelines outlined in its social responsibility policy and in accordance with World Bank standards.

The Morila Mine obtained its ISO14001 certification during 2006 whilst in the first year of production at the Loulo Mine, ISO14001 training procedures were put in place with the aim of moving towards compliance.

At Loulo, the first phase of a cyanide detoxification process has commenced. This comprises the introduction of a tailings thickener, which allows the return of water back into the process circuit. This facility should be commissioned later in 2007. The second phase due for implementation early in 2008, involves the destruction of cyanide using Degussa technology.

Additional information relating to the environmental activities at the mines is contained in the review of operations on pages 20 and 27.

HUMAN RESOURCES REPORT

SOCIAL RESPONSIBILITY AND COMMUNITY DEVELOPMENT

The sustainable development and social responsibility strategy forms an integral part of the company's overall business strategy and is implemented throughout all offices, projects and operations, including Morila. This strategy recognises that the effectiveness of Randgold Resources' community development efforts can be increased through forming synergistic alliances with professionals in the field, such as NGOs and aid agencies that have solid track records.

During 2006, Morila entered into a new three-way alliance with the aid agency, US AID, and the Commune of Sanso. The goal of this alliance is, through the three-way partnership, to address poverty reduction and accelerate economic growth in the communities in the villages around Morila mine, in support of the Government of Mali's decentralisation goals.

The parties have agreed, through joint funding, to address:

- The improvement of governance, transparent planning, and management of common resources at the commune level.
- Agricultural development.
- Improved commune managed communications.
- Basic education through teacher training.
- Improved community health.

This alliance will increase the annual amount spent on community development projects in the area from US$150 000 to US$275 000.

Other major successes in community development at Morila this year have been the rice growing projects at Fingola and Morila. These were financed and set up by the mine and run by the women of the two villages. During the first season of production, the women produced and sold 10 691 kilogrammes of rice. They made a healthy profit that enabled them to finance their next season's rice growing activities.

At Morila in 2006, a total of US$164 287 was expended by the mine on community development projects.

At Loulo, the community liaison and development efforts, which have been ongoing since 1996, have been stepped up in this first full year of production. Loulo, which like Morila follows the Randgold Resources' sustainable development strategy, carries out such activities in villages surrounding the mine through a representative local community liaison and development committee. The committee consists of traditional leaders from all the villages within a 10 kilometre radius of the mine, the mine's community development staff, the Mayor of Sitikily and the Sous-Préfect of the Kenieba Cercle, who represents the central government. This year, co-operative projects between Loulo mine and villagers have seen more than US$175 196, excluding the amounts spent on medical services to communities, expended by the mine on its social programme. The three pillars of this programme are basic education, food security and basic community health, which includes access to potable water.

Social programme activities have included:

- The building, maintenance, and equipping of schools, as well as the subvention of teacher salaries.






- The establishment of micro agri-enterprises such as vegetable gardens, beekeeping in the villages, the provision of seeds, fertiliser and farming equipment and education and training in agricultural production and marketing.
- Drilling of bore holes and installing Indian pumps.
- Provision of medical treatment, medicines, and inoculations to local villagers.
- The evacuation of seriously ill villagers to hospitals in Bamako and Kayes.
- Malaria and HIV/AIDS educational and awareness campaigns in local villages.
- The introduction of malaria control programmes such as spraying of the dwellings in local villages and distribution of mosquito nets.

Details of the above activities are referred to in the review of operations section of this report on pages 20 to 23. The expenditure on the three pillars of our sustainable community development social programme exceeded US$240 000 during 2006.

Spin-off development impacts from mining activity

The provision of secure and well paid employment enhances the economies of the villages where the employees live and the welfare of their families. Further, the experience of being employed and the associated knowledge and skills gained gives employees a sustainable competitive advantage over others in the job market.

At a national level the Randgold Resources' business model facilitates development as it includes establishing and maintaining effective local partnerships. In every country in which it operates, the company has formed business partnerships with local businesses, fostered close relationships with the authorities and governments of the countries and where possible, purchases goods and services locally.

The financial contribution that an investor such as Randgold Resources can make to a country such as Mali is significant. The company, through its investments in Loulo, Morila and exploration, contributes to the economies of the countries in which it operates through payments of staff salaries, payments to government of payroll taxes, duties, royalties and to local businesses for goods and services.

During 2006, Randgold Resources maintained its good relations with governments by continuing to meet regularly with officials of the authorities in Mali, Tanzania, Senegal, Ghana, Burkina Faso and Côte d'Ivoire.

INDUSTRIAL RELATIONS

The good industrial relations experienced during this year across the group, reflect the continuing success of the Randgold Resources pact with labour policy.

During 2006, Loulo broke all records in Mali for the establishment of a union, by holding union elections in co-operation with SYNACOM, the mining union confederation, and establishing a union at Loulo, within a few months of the commencement of operations there.

Manpower

Human capital

As the company develops and expands, every effort is made to employ excellent people. Through leadership, a sense of ownership and interpersonal influence, these people are motivated to contribute to Randgold Resources' success.

What needs to be done in the company is defined by consultative strategic planning, which is refreshed at regular intervals and is rolled down through the operations. This strategy provides the foundation for the long term plan (including manpower and succession plans), the fundamental principles of its business, the framework for effective decision making and the actions required of its employees, the initiating of change and improvements and, most importantly, a rallying point. It enables the business to organise its resources and optimise the application of its human capital.

2006 has been a year of development, empowerment and positioning of the company's young intellectual talent, such as Paul Harbidge, the manager of Randgold Resources' highly successful exploration team, to succeed to the most senior levels of the company and of its operations.

Further, the process has begun of appointing a second in command to John Steele in capital projects and of strengthening the procurement and commercial functions.

At the mine level, Loulo's manpower and management succession plans were realised through the development of



Malian professionals who have either already replaced expensive expatriates or will do so in the near future.

During 2006, national managers became responsible for the posts of processing manager, maintenance manager, mining superintendent, and underground geologist. In addition, individuals have been earmarked and are completing final development, to succeed the expatriate incumbents of senior management posts.

The general manager of Loulo, Amadou Konta, is a Malian graduate who has been with the group since its inception, and who has risen through the ranks from a mining foreman, through mining superintendent, to manager mining at Syama and who was appointed as the first Malian general manager of a large Malian gold mine in 2005. Together with Mahamadou Samaké, who is a senior executive of the company and a director of both Morila and Loulo, and Randgold Resources' other senior managers, Amadou stands out as an excellent role model for young nationals throughout the company.

Randgold Resources believes this comes through its partnership philosophy of involving employees and other stakeholders such as suppliers and contractors in the business. All are kept fully informed about the business and how they can contribute to making it more successful. The company believes this manifests itself in many aspects of its business and not just production - for instance having maintained an enviable safety and health record on its operations with both Syama and Morila having won the premier National Safety award in Malian industry. In the more recent past Loulo has had a fine record throughout the construction of the mine and the start-up of operations. On the health side, the company has significantly reduced the incidence of diseases such as malaria in the areas in which it operates.

Voluntary turnover of our staff continues to be below 1% per annum.

Group training and development

Randgold Resources continues its support of the Malian Mining Industry University Scholarship scheme. Of the 10 students studying electrical engineering (4), geology (2), mining (2) and chemical engineering (2), eight are expected to progress to their third and penultimate year of study. In addition, the company continues its support of the Randgold Resources' Scholarship Award scheme for earth sciences students at the University of Senegal.

For further information on human resources and sustainable community development see the Morila and Loulo operations section of this report on pages 20 to 23 and pages 27 and 28.



Directors' reports

Our aim is to build a
sustainably profitable business,
capable of creating long term value
for all its stakeholders.



Corporate governance

for the year ended 31 December 2006

This section of the annual report provides a description of how the company has applied the principles set out in Section 1 of the 2003 Combined Code. Except as noted below, the company has complied with the provisions set out in Section 1 of the Code throughout the year ended 31 December 2006.

Every company should be headed by an effective board, which is collectively responsible for the success of the company.

The board is committed to guiding the strategic and entrepreneurial development of the group and supports the principle of collective responsibility for the success of the company. The board has reserved, for its sole discretion, the finalisation and adoption of the group's strategic plan, major fiscal policies including treasury and hedging policies, approval of the budget, approval of all mining development and any merger and acquisition.

During the year, the board introduced a formal evaluation system to measure its own performance as well as those of its committees. During the year the board met six times. Attendance at the meetings is shown at the bottom of this page. Where it is deemed appropriate, the chairman meets with the non-executive directors without the presence of the executive directors. No formal meetings, however, were deemed necessary during the year ended 31 December 2006.

Appropriate insurance cover for directors and officers has been obtained by the company in respect of legal action against the directors.

MEETINGS ATTENDED

Directors	Designation	Number of meetings attended	Total number of board meetings
P Liétard	Non-executive chairman	6	6
DM Bristow	Chief executive officer	6	6
RA Williams	Group finance director	6	6
BH Asher	Senior independent director	5	6
J-A Cramer*	Independent non-executive	6	6
NP Cole**	Independent non-executive	2	2
RI Israel	Independent non-executive	5	6
AL Paverd	Independent non-executive	5	6
K Voltaire**	Independent non-executive	2	2

* *Mr Cramer retired from the board with effect from 27 October 2006.*

** *Dr Voltaire and Mr Cole were appointed to the board on 3 May 2006.*



There should be a clear division of responsibilities at the head of the company between the running of the board and the executive responsibility for the running of the company's business. No one individual should have unfettered powers of decision.

The non-executive chairman, Mr Philippe Liétard, is responsible for the leadership of the board and to ensure effective communication exists between the executive and non-executive directors.

The CEO, Dr Mark Bristow, has been delegated executive responsibility for the group. A formal job description is in existence and this is reviewed annually by the board and the CEO.

The board should include a balance of executive and non-executive directors (and in particular independent non-executive directors) such that no individual or small group of individuals can dominate the board's decision taking.

Currently the board comprises eight members, two executive and six non-executive directors. During the year, the board size was increased by one from the previous year with the appointment of two new non-executive directors and the retirement of Mr J-A Cramer, a senior member of the board. The board believes that mining is a long-gestation business and as such justifies a longer period of service for non-executive directors than many industries. Therefore reasonable periods of service are required for the stability of the board but new appointments are needed from time to time to add a fresh perspective. Since listing in 1997, the company has had three chairmen and in total seen the retirement or resignation of five directors.

The board monitors compliance with the independence criteria included in the United Kingdom Financial Services Authority's 2003 Combined Code ("Code") and, save in certain instances set out below for (a) periods of service and (b) award of options and "restricted" shares, all non-executive directors meet the criteria. For the reasons set out below the board believes that the non-executive directors are independent.

(a) Currently, Dr Paverd and Messrs Asher and Israel have all served as directors for more than nine years. The board has considered their objectivity and contributions and believes that these are still independent in character and judgement.

(b) Messrs Asher and Israel continue to hold options in terms of the company's share options scheme. These were awarded in 1998 and the board does not believe that this interferes with their independence. With the exception of the two directors appointed in 2006, each of the non-executive directors owned shares in the company during the year. The non-executive directors also received an award of "restricted" shares in addition to their directors' fees. The board believes that this aligns their interests with those of other shareholders without compromising independence.

Meetings of the board's committees were held regularly. Where appropriate, the chairman and the executive directors are invited to be in attendance.

The company's senior independent director is Mr BH Asher.

Shareholders are referred to the remuneration report on page 57 for details of directors' shareholdings.

There should be a formal, rigorous and transparent procedure for the appointment of new directors to the board.

During 2006, the board reviewed its previous policy of retaining responsibility for appointments of new directors. A governance and nomination committee was established in October 2006. A charter for the effective organisation of the new committee was approved and is published on the company's website. The board approved the appointment of Mr Liétard as chairman and Messrs Cole and Asher as members. The new committee met once in 2006.

During the year two new directors were appointed to the board. Ahead of the appointment of Mr Cole and Dr Voltaire, and prior to the appointment of the new committee, the board set out specific objectives which any new candidate should satisfy ahead of formal consideration and appointment. The board decided that the positions would not be advertised. After carefully considering and interviewing a number of prospective candidates, it was felt that both Mr Cole and Dr Voltaire met these objectives. They were invited to the May board meeting, at which time the entire board had an opportunity to meet and interact with the candidates before formally considering and approving their appointment.

During the latter part of the year, the governance and nomination committee was requested to consider recruiting a replacement for Mr Cramer. Mr Cramer's input as a Swiss banker had provided a distinctly pan European contribution during his nine year tenure and, given the overall shareholder profile of the company, this factor would be considered key in selecting a new non-executive director. In accordance with the provisions of the company's Memorandum of Association, the two new non-executive directors will be subject to re-election at the May 2007 annual general meeting.





In addition to the appointment of directors, the appointment and removal of the company secretary remains a matter for consideration by the board as a whole.

The board should be supplied in a timely manner with information in a form and of a quality appropriate to enable it to discharge its duties. All directors should receive induction on joining the board and should regularly update and refresh their skills and knowledge.

The board operates in a field which is technically complex and directors are provided with information which enables them to fulfil their duties effectively. Visits to the mines, branch offices and technical presentations provided by management are used to further their knowledge in various areas of specialisation. It is the duty of the company secretary to ensure an effective flow of information between the board, its committees and the management of the company. The new directors were provided with a detailed induction into the group's activities, with specific site visits to assist in the process.

The board should undertake a formal and rigorous annual evaluation of its own performance and that of its committees and individual directors.

In a departure from previous practice, the board decided in May 2006 to adopt a formal evaluation procedure, which was formulated taking cognisance of other board systems and in consultation with the group human resources executive. The new procedure through a structured self assessment system allows each director to rate the performance of the board and its committees and focuses on a number of key areas. The individual assessments are then scored and the results tabled at a board meeting for discussion. At the October 2006 meeting, the board undertook its first evaluation. The board concluded that the exercise was beneficial and agreed to address two of the issues which arose:

- A board succession plan needed to be adopted. The board acknowledged that it should consider introducing a limit on the length of service of non-executive directors. However, given that a majority of the non-executive directors were appointed at the time of the initial IPO, in 1997, it was acknowledged that if all such directors were to resign simultaneously this could be detrimental to the company's strategic direction. The chairman and the CEO were requested to prepare a succession plan for consideration.
- The board agreed that the governance and nomination committee be requested to consider and identify a replacement for Mr J-A Cramer, who retired at the end of the October meeting. The committee was requested to seek a candidate who could match Mr Cramer's pan European business experience.

A formal session of the non-executive directors assessed the chairman's performance and based on his high level of performance the members unanimously recommended his re-election to the board.

All directors should be submitted for re-election at regular intervals, subject to continued satisfactory performance. The board should ensure planned and progressive refreshing of the board.

In accordance with the provisions of the Companies (Jersey) Law 1991 and the Articles of Association, directors are required to submit themselves to re-election. Any newly appointed director is subject to election by shareholders after his/her appointment. Thereafter, by rotation, the entire board is subject to re-election every three years.

The Articles of Association specify neither an age limit for directors nor any restriction about the period of service. As previously noted, a board succession plan will be formulated during the 2007 financial year.

Levels of remuneration should be sufficient to attract, retain and motivate directors of the quality required to run the company successfully, but a company should avoid paying more than is necessary for this purpose. A significant proportion of executive directors' remuneration should be structured so as to link rewards to corporate and individual performance.

This is dealt with in the report of the remuneration committee.

There should be a formal and transparent procedure for developing policy on executive remuneration and for fixing the remuneration packages of individual directors. No director should be involved in deciding his or her own remuneration.

This is dealt with in the report of the remuneration committee.

The board should present a balanced and understandable assessment of the company's position and prospects.

The Companies (Jersey) Law, 1991 and the Code require, and the board acknowledges, that it is responsible for presenting a balanced and understandable assessment of the company's and the group's position and prospects. This extends to the preparation and publication of the annual report and any other release of information, price sensitive or otherwise.







The financial statements set out in this report have been prepared by management under the direction of the board in accordance with International Financial Reporting Standards and are based on accounting policies that the board considers appropriate, supported by reasonable and prudent judgements and estimates.

The directors are of the opinion that the financial statements fairly present the financial position of the company and group as at 31 December 2006, and the consolidated results of operations and cash flows of the group for the year then ended. The directors have continued to adopt the going concern basis in preparing the financial statements because the directors are satisfied that the group and company have adequate financial resources available to ensure their continued operational existence for the foreseeable future.

The group has operated in accordance with a code of ethics since its United Kingdom listing in July 1997. The code includes specific reference to the company's financial managers and the chief executive officer. A copy of the code is available on the company's website at www.randgoldresources.com.

The company also believes that the following risk factors should be carefully considered as they could, either individually or in a combination, have a material adverse effect on its business:

- The profitability of its operations, and the cash flows generated by its operations, are affected by changes in the market price for gold which in the past has fluctuated widely.
- The company may incur losses or loose opportunities for gains as a result of its use of derivative instruments to protect it against low gold prices.
- Because it depends on Morila, and its interest in Morila Limited, for a substantial portion of its revenues and cash flow, its business may be harmed if the Government of Mali fails to repay fuel duties and TVA owing to Morila.
- Under its joint venture agreement with AngloGold Ashanti Limited, the company jointly manages Morila Limited, and any disputes with AngloGold Ashanti over the management of Morila Limited could adversely affect its business.
- The company's mining operations may yield less gold under actual production conditions than indicated by its gold reserve figures, which are estimates based on a number of assumptions, including mining and recovery factors, production costs and the price of gold.
- The company may be required to seek funding from third parties or enter into joint development arrangements to finance the development of its properties and the timely exploration of its mineral rights, which funding or development arrangements may not be available on acceptable terms, or at all.
- The company conducts mining, development and exploration activities in countries with developing economies and are subject to the risks of political and economic instability associated with these countries.
- If the company is unable to attract and retain key personnel its business may be harmed.
- The company's insurance coverage may prove inadequate to satisfy future claims against it.
- It may be difficult to affect service of process and enforce legal judgments against the company or its affiliates.

Full details relating to these risk factors as well as those relating to the industry can be found in the annual report on form 20-F for the year ended 31 December 2005, a copy of which is contained on the company's website at www.randgoldresources.com.

The board should maintain a sound system of internal control to safeguard shareholders' investment and the company's assets.

The group maintains a business control framework that documents the key business risks, together with the related operational, financial and compliance controls. The business control framework is regularly reviewed and updated by management, who report quarterly to the board on any issues which might affect the risks and controls. The board acknowledges that it has responsibility for the ongoing review and update of the business control framework and believes that, through the procedures noted above and below, it has complied with the requirements of the Code to review the effectiveness of the group's internal controls at least annually. Further, the board confirms that this process accords with the 2005 Turnbull Guidance and that no significant failings or weaknesses have been identified from the review. Significant focus has been given to Section 404 of the Sarbanes Oxley Act which came into effect at the end of the year ended 31 December 2006 and in this regard the services of KPMG were employed to assist management in ensuring that the appropriate systems and procedures are in place.

The company's auditors also act as auditors for Loulo and Morila and the findings from the audits are communicated to the audit committee. AngloGold Ashanti's internal audit






department conducts regular audits of the Morila mine and copies of these reports are submitted to the company's audit committee for consideration. Management of the company has since the start up of the Loulo mine undertaken regular assessments to ensure that the appropriate procedures are in place from the outset. Given its size, the group does not have a separate internal audit department. However, executive management undertake regular audits of various parts of the Morila and the Loulo mines and details of their reports are submitted to the audit committee and board for comment. Financial and technical audits of the company's branch offices and major assets are regularly conducted by group management. The board notes that no cost effective system will preclude all errors and irregularities and so the group's system of internal controls provides reasonable, but not absolute assurance, against material misstatement or loss.

The board should establish formal and transparent arrangements for considering how they should apply the financial reporting and internal control principles and for maintaining an appropriate relationship with the company's auditors.

The company's audit committee has been set up to review the company's financial reports, internal control principles and risk management systems, review significant financial reporting judgements and for dealing with the appointment of the auditors and monitoring their relationship with the company and its management.

For part of the year, the audit committee comprised four members (until the retirement of Mr Cramer in October), all of whom were non-executive directors. For reasons described earlier, the board considers that the members of the audit committee are all independent:

Members	Appointed	Resigned
BH Asher *(Chairman)*	15 Jul 97	
J-A Cramer	15 Jul 97	27 Oct 06
AL Paverd	1 May 00	
K Voltaire	1 Aug 06	

Two of the members (including Mr Cramer, who retired during the year) have considerable years of experience in the financial services sector, one has extensive experience in the mining industry and the other has a PhD in finance. The board believes that this level of experience is sufficient to meet the standards prescribed by the Code, even though none of the members has "recent and relevant financial experience". If issues arose which were deemed outside the areas of expertise of the members, independent professional advice would be sought.

During the year the committee met six times and attendance was as follows:

Members	Number of meetings attended
BH Asher *(Chairman)*	6/6
J-A Cramer*	5/6
AL Paverd	4/6
K Voltaire**	1/1

* *Mr Cramer retired on 27 October 2006.*

** *Dr Voltaire joined the committee on 1 August 2006.*

In terms of the directors' remuneration policy, Mr Asher receives a fee as the senior independent director and no additional payment for services to the audit committee. Fees paid to Dr Paverd and Mr Cramer for service to the audit committee for the year were US$35 000 and to Dr Voltaire US$17 500. The committee makes recommendations to the board in relation to the appointment, re-appointment and removal of the external auditors as well as the remuneration and terms of engagement of the external auditors. The actual appointment of the external auditors is subject to the approval of shareholders at the annual general meeting.

During the year, the external auditors were paid US$0.4 million for their services including Sarbanes Oxley Audit work. PricewaterhouseCoopers provided the following non-audit services in the year within the audit committee's pre-approved guidelines:

- Company secretarial services in Tanzania for Randgold Resources Tanzania (T) Ltd.
- Tax advice for Seven Bridges Trading 14 (Pty) Ltd.

In both cases, the amounts were less than US$6 000.

The committee reviews and monitors the external auditor's independence and the objectivity and effectiveness of the audit process. This is undertaken within the framework of a detailed audit charter. A copy of the audit charter is available on the company's website at www.randgoldresources.com.

The committee reviews the company's published results, the effectiveness of its system of internal control, legal and regulatory compliance including the Sarbanes Oxley Act, and the cost effectiveness of the services provided by the external auditors.







The audit committee has implemented a policy regarding the provision, and pre-approval thereof, of non-audit services by the external auditors and this mandate is reviewed annually. The committee meets regularly and this includes quarterly meetings which are used to consider and approve the company's quarterly results. The external auditors are regularly invited to attend meetings to report on their activities. The committee also meets with the external auditors, independent of the executive directors or management, where this is deemed necessary.

The Sarbanes Oxley Act requires companies to establish "whistle-blower" systems. The geographical spread of the group's activities, particularly in remote West African locations, makes the system complex. The first point of contact is the company's legal counsel who, upon receipt of such an issue being raised, would employ independent consultants and then pass the findings onto the senior independent director to pursue any alleged irregularity. Quarterly reports are submitted to the audit committee concerning any instances where complaints are submitted.

The audit committee has continued to oversee the group's preparation for compliance with the requirements of Section 404 of the Sarbanes Oxley Act, which applies to the 31 December 2006 year end.

There should be a dialogue with shareholders based on the mutual understanding of objectives. The board as a whole has responsibility for ensuring that a satisfactory dialogue with shareholders takes place.

The board acknowledges responsibility for maintaining effective communication with all shareholders. The CEO, corporate communications manager and the company's investor relations consultants prepare a quarterly report for the board detailing the activities and presentations given to shareholders. In addition, since September 2004 the company has employed international market intelligence experts to provide a global shareholder identification service which has greatly enhanced the focus of the company's communication message.

Whilst in general corporate communication with shareholders is conducted by the CEO, Mr Liétard, at least quarterly, participates in an open forum with shareholders and stakeholders. In addition, Mr Liétard leads a group of senior executives to the African Mining Indaba, one of the premier global mining conferences attended by a substantial number of global players in the mining and related industries, and in February 2007 Dr Paverd and Dr Voltaire were also in attendance.

Besides attendance at various industry conferences, a minimum of two road shows during the year are undertaken to enable company representatives to interact directly with shareholders and interested parties. The board continues to use the internet for publication of announcements and to file these on its website to assist with communication with shareholders. In addition, the board encourages shareholders to access the annual report from the website rather than having it sent by post in printed form.

The board should use the AGM to communicate with investors and to encourage their participation.

The board believes that the annual general meeting is an appropriate forum for contact with shareholders and encourages their attendance and participation. In order to reflect the sentiment of shareholders at the annual general meeting, it is an unwritten policy that all resolutions should be considered by way of a ballot poll and the number of proxies received disclosed to members in attendance. At each annual general meeting all committee chairmen as well as other non-executive directors are present to address any queries raised by shareholders.

Institutional shareholders should enter into dialogue with companies based upon the mutual understanding of objectives.

It has been the policy of the company that, twice a year, lengthy roadshows are conducted by the CEO and group finance director where meetings are held with most of the company's major institutional shareholders to brief them on the activities of the company. In addition, after the publication of each set of quarterly results, the CEO follows up with meetings with many of the institutional shareholders. These roadshows are over and above the company's attendance at several key international gold mining conferences around the world. In the last year conferences attended included those held in New York, San Francisco, New Orleans, Denver, London, Zurich, Hong Kong and Cape Town.

Institutional shareholders have a responsibility to make considered use of their votes.

The company is pleased to see the increasing trend of institutional shareholders now exercising their rights to vote at general meetings. In the past two years the percentage of shareholders present and voting has increased dramatically.



Remuneration committee report

The remuneration committee was increased during the year with the appointment of a new independent non-executive director.

Members	Appointed
RI Israel *(Chairman)*	15 Jul 97
BH Asher	15 Jul 97
NP Cole	1 Aug 06

During the year, the committee met three times with all members in attendance and discussed all aspects of the remuneration of the group. For the year under review, and purely as payment for his services as chairman of the remuneration committee, Mr Israel was paid US$40 000. Mr Asher was paid a fee for his role as senior independent non-executive director and was not paid any additional fees for services to any board committee.

Mr Cole was paid US$12 500 for his service to the committee. Details of all directors' fees are contained on page 54.

COMPENSATION DISCUSSION AND ANALYSIS

The principal function of the remuneration committee is to determine, on behalf of the board, the remuneration of the chairman and non-executive directors, the senior executive remuneration policy and the remuneration and terms and conditions of employment of the company's executive directors. Comparative industry surveys are provided to the committee by the company's human resources executive to assist in formulating remuneration.

The committee believes that it should be able to meet informally without management being in attendance and this has occurred on several occasions during 2006 in addition to the formal meetings. Furthermore, the committee is entitled to call for independent consultants' advice on pertinent issues. The committee continued to employ the services of Bachelder & Dowling to review executive remuneration, which was done in conjunction with reviews of various mining related industry surveys. Bachelder & Dowling were paid US$6 000 during the year. The consultant provided no other services to the company. At certain meetings, the members invited the chairman and chief executive officer to attend.






COMPENSATION DISCUSSION AND ANALYSIS

US$	Basic salary/fees		Bonus/service contract~		Other payments*		Total	
	31 Dec 2006	31 Dec 2005	31 Dec 2006	31 Dec 2005	31 Dec 2006	31 Dec 2005	31 Dec 2006	31 Dec 2005
Executive directors								
DM Bristow *(CEO)*	600 000	600 000	1 212 584	975 136	693 700	693 700	2 506 284	2 268 836
RA Williams *(Group finance director)*	320 000	278 208	404 195	325 045	-	-	724 195	603 253
Sub-total	920 000	878 208	1 616 779	1 300 181	693 700	693 700	3 230 479	2 872 089
Non-executive directors								
P Liétard *(Chairman)*	135 000	135 000	-	-	30 000	30 000	165 000	165 000
BH Asher	120 000	120 000	-	-	30 000	30 000	150 000	150 000
J-A Cramer	80 000	80 000	-	-	30 000	30 000	110 000	110 000
NP Cole	42 500	-	-	-	-	-	42 500	-
RI Israel	85 000	85 000	-	-	30 000	30 000	115 000	115 000
AL Paverd	80 000	80 000	-	-	30 000	30 000	110 000	110 000
K Voltaire	47 500	-	-	-	-	-	47 500	-
Sub-total	590 000	500 000	-	-	150 000	150 000	740 000	650 000
TOTAL	1 510 000	1 378 208	1 616 779	1 300 181	843 700	843 700	3 970 479	3 522 089

* *Other payments to Dr DM Bristow in 2005 and 2006 comprise the grant of shares. The award in 2006 of US$30 000 to each non-executive director translated into share grants which vest over a three year period from the date of the award.*

~ *In addition to the total amounts reflected in these columns, the company paid Mr RAR Kebble, who resigned from the board with effect from 3 November 2004, an amount of US$1 212 584 (2005: US$975 136). This amount reflected the final payment in settlement of Mr RAR Kebble's termination agreement.*

The bonus is calculated on the movement in the company's share price based on a calendar year to 31 March. The 2006 bonuses, as shown above, reflect the amounts paid in April 2006 in respect of the movement in the share price from 1 April 2005 to 31 March 2006, being US$12.36 to US$18.17. At 31 December 2006, the company accrued US$1.8 million for bonus payments in respect of 2006, based on a share price of US$23.46. Based on a share price of US$22.42 on 13 March 20 07, the date of signing off the accounts, the aggregate amount of the bonuses payable for the period up to that date would be the higher amount of US$2.3 million. Bonuses in respect of the 2006 year are expected to be paid in April 2007 in terms of the provisions of the service contracts

During the year, the new remuneration charter was approved by the board and this has been placed on the website.







REMUNERATION OBJECTIVES

The committee's objectives are to provide senior management, including directors, with a competitive package which will attract and retain executives of the highest calibre and encourage and reward superior performance. The committee is cognisant that the market demands that performance criteria be established which measure an individual's performance and that these should form a significant proportion of a directors' remuneration package. The committee agreed performance criteria with executive directors and used these in appraising their annual performance. The committee believes that the bonus payments, which are linked to the performance of the company's share price, together with participation in the company's share option scheme for the finance director and share grants for the CEO are sufficient motivation for these executives and that these align their interests with those of shareholders.

As in the past two years, the committee continues to believe that the correct method of incentivising the CEO and motivating his performance, but at the same time aligning him with the interests of shareholders, is to award him shares which are only granted upon the achievement of agreed performance criteria. The CEO no longer participates in the company's share option scheme. The company's finance director continues to participate in the share option scheme, although no new options have been awarded to him since August 2004. Other than the benefits listed above, the company has no other long term incentive scheme. The remuneration committee believes the existing schemes are sufficient to motivate executive directors and senior management. Should, however, it be deemed necessary to adopt any additional long term incentive scheme or a new share option scheme, in accordance with the UK Listing Rules, these would be submitted to shareholders for approval.

EXECUTIVE DIRECTORS' REMUNERATION

The remuneration of the executive directors comprises:

- A basic salary.
- An annual bonus.
- Participation in the share option scheme for the group finance director.
- A deferred compensation structure for the CEO.

The total executive directors' remuneration for the year ended 31 December 2006, excluding the additional and final termination payment to Mr RAR Kebble was US$3 230 479 (year ended 31 December 2005: US$2 872 089). Full details are provided in a table on page 54 of this report.

Details of the various components comprising executive remuneration are as follows:

Basic salary

Executive directors receive a basic salary as determined by the committee in accordance with the remuneration policy and subject to agreed annual performance criteria. Individual service contracts (details of which are provided hereafter) do not provide for any pension or retirement payments nor does the company have any such retirement liability. The company does, however, provide a defined contribution fund into which employees, including directors, may contribute.

Share options

Share options are no longer awarded to non-executive directors or the CEO. In respect of the non-executive directors, the last options were awarded in 1998. Currently only two non-executive directors have not exercised their options.

Awards of share options are determined by the remuneration committee guided by industry and international standards. The existing share option scheme is not subject to performance criteria, which were not a standard at the time the present scheme was adopted. The board acknowledges that any future scheme would be performance related and its adoption would, in accordance with the terms of the UK Listing Rules, be subject to approval by shareholders. Any options awarded are subject to an upper limit of two per cent of the company's issued share capital. No share options can be awarded at a discount because the scheme rules provide that the exercise price is determined as the closing price of the shares on the trading day preceding that on which a person is granted the option. It is not the policy of the company to grant annual awards of share options to employees.

The scheme provides that all options may be exercised early in the event of an acquisition of the company that would require an offer to be made to all shareholders. Details of the options






held by directors are contained in a table on page 58 of this annual report.

The high and low ordinary share prices for the company for the year under review were: ordinary shares on the LSE (trading symbol RRS) and Nasdaq from 1 January 2006 to 31 December 2006:

	Pound sterling on LSE (trading symbol RRS)	ADRs on Nasdaq (trading symbol GOLD)
High	£14.08	US$26.32
Low	£8.70	US$15.88

The share price at the year end, being 29 December 2006, the last day of trading, was £11.95 for the ordinary shares trading on the LSE and US$23.46 for the ADRs trading on Nasdaq.

Annual bonus
Executive directors' service contracts provide for the payment of an annual bonus. The bonus is determined on a notional shareholding and is measured according to the performance of the price of the company's ordinary shares over a 12 month period ending 31 March. The calculation of the annual bonus for Dr DM Bristow is based on a notional shareholding of 300 000 ordinary shares, for Mr RA Williams the figure is 100 000 ordinary shares. In terms of the termination agreement with the company's former chairman, Mr RAR Kebble, a bonus would be paid to him in the event of the company meeting criteria similar to the CEO. The last bonus payable to Mr RAR Kebble was for the year ended 31 December 2005 and was paid in April 2006.

Service contracts
Service contracts have been concluded with the two executive directors and Mr RA Williams's new agreement, concluded in April 2006, runs until 31 December 2008. Given the size of the company and its small management team, the board considers periods of employment in excess of one year to be appropriate. The board has agreed to a rolling three year contract for Dr DM Bristow which has been approved based on the importance attributed to his contribution to the company's overall strategic direction and performance. In the event of unilateral termination, the company would be required to compensate the director concerned for any outstanding amounts due in terms of the contract. The remuneration committee, in drafting and approving the service contracts, has taken cognisance of the costs that would accrue on early termination.

Share grants
Under the terms of the service contract entered into with Dr DM Bristow, the board has awarded the CEO restricted stock. At the beginning of 2004, certain performance criteria were agreed by the board and the CEO. At the end of 2004, an appraisal was undertaken and it was agreed that the criteria had been met. Under the circumstances, an award of 150 000 shares was made to the CEO. The award entitled the CEO to 50 000 shares, at the end of each year of a three year period commencing 1 January 2005. The final third, being 50 000 shares accrued to the CEO on 1 January 2007. Such an award is not made annually, but the board reserves the right, on the recommendation of the remuneration committee, to reconsider this when it is deemed appropriate.

The company's performance has been measured against the HSBC Global Mining Index. The HSBC Global Mining Index is a capitalisation – weighted index calculated in dollars (US$). The series represents the mining industries of 21 countries for securities with a market capitalisation generally in excess of US$50 million. The series has a base of 100 on 31 December 1985, with the exception of two Latin American indices which are based at 100 at 31 December 1989. A copy of the graph is included on page 88 of this annual report.

NON-EXECUTIVE DIRECTORS' REMUNERATION
In April 2005, following both the recommendations of the remuneration committee and the board, shareholders approved a revised policy on non-executive directors' remuneration. This remuneration policy was also approved at the 2006 annual general meeting. No additional changes are proposed for 2007 and non-executive directors' remuneration will continue to comprise:

- A general annual retainer to all non-executive directors of US$45 000.



- An annual committee assignment fee of US$25 000, with an additional premium for membership of the audit committee of US$10 000.
- The chairman of a board committee to receive a committee assignment fee of US$40 000.
- The senior independent director, in addition to the general annual retainer but in lieu of any committee assignment fee, to receive an additional US$75 000.
- The non-executive chairman, in addition to the general annual retainer, but in lieu of any committee assignment fee, to receive an additional US$90 000.
- An annual award to each director of US$30 000 to be translated into a number of "restricted" shares. The shares are to vest over a three year period from the date of the award. Vesting would accelerate on the following conditions:
  - Termination other than resignation or dismissal.
  - Voluntary retirement after the age of 65, with a minimum of three years service as a director.
  - Change in control of the company.

DIRECTORS' SHAREHOLDINGS

	At 28 Feb 2006^	At 31 Dec 2006	At 31 Dec 2005	Beneficial/ non-beneficial
Executive				
DM Bristow^*	782 584	732 584**	610 884	Beneficial
RA Williams	170 000	170 000	160 000	Beneficial
Non-executive				
P Liétard	29 362	27 548	26 182	Beneficial
BH Asher	20 383	18 569	13 248	Beneficial
J-A Cramer*+	29 500	29 500	782	Beneficial
NP Cole	447	-	-	Beneficial
RI Israel	16 428	14 615	13 248	Beneficial
AL Paverd	41 828	40 015	38 649	Beneficial
K Voltaire	447	-	-	Beneficial

^ *This includes all shares issued to Dr DM Bristow in respect of his share award and restricted shares which have vested in the name of each non-executive director. Currently, in terms of the US$30 000 awarded to each non-executive director on 1 January 2005, the final 783 shares were issued on 1 January 2007. In terms of the US$30 000 awarded to each non-executive director on 1 January 2006, the second tranche of 584 shares were issued on 1 January 2007 and the remaining 585 shares will be issued on 1 January 2008. In terms of the US$30 000 awarded to each non-executive director on 1 January 2007, 447 shares were issued on 1 January 2007 and the remaining 894 will be issued in two tranches of 447 shares each on 1 January 2008 and 1 January 2009.*

* *This is a rectification to Dr Bristow's previous holdings to include an additional 4 184 shares registered in his name.*

** *The final tranche of 50 000 shares for Dr Bristow vested on 31 December 2006. The shares were only transferred to Dr Bristow once the closed period ended upon publication of the company's preliminary results.*

\+ *For Mr Cramer, the number of shares held when he retired on 27 October 2006 was 2 148.*






DIRECTORS' OPTIONS

	Number of options during the period							
	At 1 Jan 2006	Granted	Exercised	At 31 Dec 2006	Exercise price (US$)	Market price at date of exercise (US$)	Date from which exercisable	Expiry date
Executive								
DM Bristow	166 700	-	166 700	-	3.25	17.50	12/07/02	11/07/12
RA Williams	125 000	-	41 667	83 333	8.05	22.00	06/08/06	05/08/16
Non-executive								
BH Asher	25 400	-	-	25 400	1.65	-	29/01/01	28/01/11
J-A Cramer	25 400	-	25 400	-	1.65	22.50	29/01/01	28/01/11
RI Israel	25 400	-	-	25 400	1.65	-	29/01/01	28/01/11

NON-EXECUTIVE DIRECTORS' SHAREHOLDING

A non-executive director must hold shares at least equal in value (as at the beginning of the year) to the general annual retainer. New directors are granted three years in which to acquire the required shareholding and this period could be extended by the unanimous approval of the disinterested directors. If the number of shares were to fall below the threshold due to a fall in the share price, no additional purchase of shares would be required. Save for Mr Cole and Dr Voltaire, who were both appointed to the board in May 2006 and only obtained their first "restricted" shares with effect from 1 January 2007, all the remaining non-executive directors hold shares equal to the value of the general annual retainer. During the year, Mr Cramer retired and the vesting of his "restricted" stock was accelerated at the date of his retirement, being 27 October 2006, bringing his aggregate shareholding in the company on this date to 2 148 shares as detailed on the previous page. Directors' shareholdings in the company are detailed on the previous page.

NON-EXECUTIVE DIRECTORS' OPTIONS

Previously, non-executive directors were granted share options over the company's ordinary shares. These share options were awarded to non-executive directors at a time when such options were not considered as affecting a director's independence and with the intention of aligning directors' interests with those of shareholders. Currently only two non-executive directors have unexercised share options. Mr Cramer, who retired from the board on 27 October 2006 exercised his options and acquired the shares. Details of remaining options are shown at the top of this page.









Directors' report

for the year ended 31 December 2006

1 SHARE OPTION SCHEME
The directors granted options to senior employees in accordance with the provisions of the Randgold Resources Limited Share Option Scheme (the "Scheme"). The summary below is included in this report as required in accordance with the rules of the Scheme.

2 RE-ELECTION OF DIRECTORS
At the last annual general meeting of the company, Dr Aubrey L Paverd and Mr Bernard H Asher were re-elected as directors. During 2006, there were three changes to the board. On 3 May 2006, Dr Karl Voltaire and Mr Norborne P Cole were appointed non-executive directors. Details relating to their election to the board are contained in paragraph 3 hereof.

On 27 October 2006, Mr Jean-Antoine Cramer retired from the board. In accordance with Article 90.1 of the company's Articles of Association, Messrs Philippe Liétard and Robert I Israel retire by rotation, and as retiring directors are eligible, have offered themselves for re-election.

3 ELECTION OF DIRECTORS
In terms of Article 85.1 of the Articles of Association, directors appointed to the board during the year shall retire at the next annual general meeting of the company following their appointment. Accordingly, Dr Karl Voltaire and Mr Norborne P Cole do so retire and, as retiring directors are eligible, have offered themselves for re-election. A short biography for each director is contained on page 5.

4 CHANGE OF AUDITORS
After a formal selection process and based upon the audit committee's recommendation, the board has decided to appoint BDO Stoy Hayward LLP as the company's auditors for the year ending 31 December 2007. PricewaterhouseCoopers LLP, who have acted as the company's auditors since it listed on the London Stock Exchange in 1997, will complete the audit of the company's 31 December 2006 year end, including the Annual Report on Form 20-F to be filed with the United States SEC and the Management's Attestation Report in terms of Section 404 of the Sarbanes Oxley Act.

SHARE OPTION SCHEME

	Available	Granted	Average US$ price	Exercised	Average US$ price	Total*
Balance at 31 December 2004	794 362	2 540 974	5.35	6 333 243	-	9 668 579
Adjustment to balance following increase in share capital	1 315 589	-	-	-	-	1 315 589
Shares exercised during the period	-	(617 260)	-	617 260	13.36	-
Shares granted during the period	(249 000)	249 000	13.79	-	-	-
Shares lapsed during the period	9 000	(9 000)	12.78	-	-	-
Balance at 31 December 2005	1 869 951	2 163 714	-	6 950 503	-	10 984 168
Adjustment to balance following increase in share capital	96 394	-	-	-	-	96 394
Shares exercised during the period	-	(633 867)	-	633 867	22.15	-
Shares granted during the period	(192 000)	192 000	22.50	-	-	-
Shares lapsed during the period	87 000	(87 000)	10.75	-	-	-
Balance at 31 December 2006	1 861 345	1 634 847	-	7 584 370	-	11 080 562

* *This shows the total options exercised, granted and available since the inception of the Scheme.*






Statement of directors' responsibilities and approval of the annual financial statements

The directors are responsible for the maintenance of proper accounting records and the preparation, integrity and fair presentation of the financial statements of Randgold Resources Limited and its subsidiaries.

The financial statements, presented on pages 62 to 86, have been prepared in accordance with International Financial Reporting Standards ("IFRS") and include amounts based on judgements and estimates made by management. The directors also prepared the other information included in the annual report and are responsible for both its accuracy and its consistency with the financial statements.

The directors also have general responsibility for selecting suitable accounting policies and applying them consistently, and for taking such steps as are reasonably open to them to safeguard the assets of the group and prevent and detect fraud and other irregularities. The going concern basis has been adopted in preparing the financial statements. The directors have no reason to believe that the group and company will not be a going concern in the foreseeable future based on forecasts and available cash resources. The viability of the company and the group is supported by the financial statements.

The financial statements have been audited by the independent accounting firm, PricewaterhouseCoopers LLP, United Kingdom, which was given unrestricted access to all financial records and related data, including minutes of all meetings of shareholders, the board of directors and committees of the board. The directors believe that all representations made to the independent auditors during their audit were valid and appropriate. PricewaterhouseCoopers LLP's audit report is presented on page 61.

The maintenance and integrity of the Randgold Resources Limited website is the responsibility of the directors. The work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the report since it was initially presented on the website. Legislation in Jersey and the United Kingdom governing the preparation and dissemination of the financial information may differ from other jurisdictions.

The financial statements were approved by the board of directors on 13 March 2007 and are signed on its behalf by:

P Liétard
Chairman

DM Bristow
Chief executive

Jersey, Channel Islands
13 March 2007

Financial statements

Profitability enables us
not only to reward our shareholders
but to reinvest earnings in our future growth.

Report of the independent auditors

to the Members of Randgold Resources Limited

We have audited the accompanying financial statements of Randgold Resources Limited (the 'company') which comprise the standalone balance sheet of the company and consolidated balance sheet of the company and its subsidiaries (the 'group') as of 31 December 2006 and the consolidated income statement, consolidated statement of changes in equity and consolidated cash flow statement for the year then ended and a summary of significant accounting policies and other explanatory notes.

DIRECTORS' RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The company's directors are responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards and with the requirements of Companies (Jersey) Law 1991. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

AUDITORS' RESPONSIBILITY

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the accompanying financial statements give a true and fair view of the financial position of the company and the group as of 31 December 2006, and of the financial performance and cash flows of the group for the year then ended in accordance with International Financial Reporting Standards and with the requirements of Companies (Jersey) Law 1991.

EMPHASIS OF MATTER

Without qualifying our opinion we draw attention to note 24 to the financial statements. The recovery of a US$12.1 million loan to MDM Ferroman (Pty) Ltd ("MDM") (in liquidation), the main contractor responsible for construction of the Loulo mine until the construction contract was taken back on 30 December 2005, is dependent on the amount which can be recovered from various performance bonds, personal guarantees and other assets provided as security and, if this proves to be insufficient, the outcome of the liquidation of MDM. In addition, the directors believe the group is entitled to recover US$47.2 million from MDM in respect of additional costs incurred on the Loulo development project and damages arising from the delayed completion of the project. The ultimate outcome of these matters cannot presently be determined, and the financial statements do not reflect any provision that may be required if the US$12.1 million receivable cannot be recovered in full or any adjustments that may arise from the claim against MDM referred to above.

REPORT ON OTHER LEGAL AND REGULATORY REQUIREMENTS

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing. This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Article 110 of the Companies (Jersey) Law 1991 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We also, at the request of the directors (because the company applies the Financial Services Authority Listing Rules as if it were a listed company in the United Kingdom), review whether the corporate governance statement reflects the company's compliance with the nine provisions of the 2003 Financial Reporting Council Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the group's corporate governance procedures or its risk and control procedures.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chartered Accountants

London, United Kingdom
13 March 2007

Consolidated income statement

for the year ended 31 December 2006

US$000	Notes	Group 31 Dec 2006	Group 31 Dec 2005 (Restated)~
REVENUE			
Gold sales on spot		274 907	151 502
Loss on matured hedges		(12 190)	-
Non-cash loss on roll forward of hedges		(4 413)	-
Total revenue		258 304	151 502
OTHER INCOME			
Interest income		7 384	2 064
Other income		1 168	1 303
Total other income		8 552	3 367
Total income		266 856	154 869
COSTS AND EXPENSES			
Mining and processing costs	25	137 694	67 216~
Transport and refining costs		711	360
Royalties		16 979	10 273
Exploration and corporate expenditure	26	28 805	24 049
Other losses/(gains) - net		653	(45)
Exchange losses - net		970	2 074
Other expenses		705	801
Unwind of discount on provisions for environmental rehabilitation		541	254
Interest expense		5 825	1 861
Total costs and expenses		192 883	106 843~
PROFIT BEFORE INCOME TAX		73 973	48 026~
Income tax expense	4	(23 097)	(170)~
NET PROFIT		50 876	47 856~
Attributable to:			
Equity shareholders		47 564	45 507~
Minority shareholders		3 312	2 349
		50 876	47 856~
BASIC EARNINGS PER SHARE (US$)	5	0.70	0.74~
FULLY DILUTED EARNINGS PER SHARE (US$)	5	0.69	0.71~

~ *Restated due to change in accounting policy relating to stripping costs. Refer note 6.*

The notes on pages 66 to 86 are an integral part of these consolidated financial statements.

Consolidated and company balance sheets

at 31 December 2006

US$000	Notes	Group 31 Dec 2006	Group 31 Dec 2005 (Restated)~	Company 31 Dec 2006	Company 31 Dec 2005
ASSETS					
NON-CURRENT ASSETS					
Property, plant and equipment	9	241 300	202 636	-	-
Cost		297 839	236 331	-	-
Accumulated depreciation and amortisation		(56 539)	(33 695)	-	-
Deferred taxation	11	2 993	2 957~	-	-
Long term ore stockpiles	8	41 614	22 176~	-	-
Receivables	7	13 702	-	-	-
Investments in subsidiaries and joint venture	10	-	-	6 018	6 016
Loans to subsidiary and joint venture	10	-	-	150 753	112 912
TOTAL NON-CURRENT ASSETS		299 609	227 769~	156 771	118 928
CURRENT ASSETS					
Inventories and ore stockpiles	8	34 200	34 210~	-	-
Receivables	7	34 999	47 918	1 024	827
Cash and cash equivalents		143 356	152 452	134 761	140 359
TOTAL CURRENT ASSETS		212 555	234 580~	135 785	141 186
TOTAL ASSETS		512 164	462 349~	292 556	260 114
EQUITY AND LIABILITIES					
SHARE CAPITAL AND RESERVES					
Share capital					
Authorised: 80 000 000 ordinary shares of 5 US cents each, for both years presented Issued: 68 763 561 ordinary shares (2005: 68 072 864)		3 440	3 404	3 440	3 404
Share premium		213 653	208 582	213 653	208 582
Accumulated profit		178 400	130 836~	69 359	42 369
Other reserves		(59 430)	(41 000)	3 052	2 135
Shareholders' equity		336 063	301 822~	289 504	256 490
Minority interest	15	4 707	1 395	-	-
TOTAL EQUITY		340 770	303 217~	289 504	256 490
NON-CURRENT LIABILITIES					
Long term borrowings	14	25 666	49 538	-	-
Loans from minority shareholders in subsidiaries	15	2 773	2 483	-	-
Financial liabilities - forward gold sales	16	39 969	34 151	-	-
Deferred taxation	11	462	-~	-	-
Provision for environmental rehabilitation	13	8 842	9 480	-	-
TOTAL NON-CURRENT LIABILITIES		77 712	95 652~	-	-
CURRENT LIABILITIES					
Financial liabilities - forward gold sales	16	27 525	8 939	-	-
Accounts payable and accrued liabilities	12	39 461	28 813	3 052	3 624
Taxation payable		1 878	2 737	-	-
Current portion of long term borrowings	14	24 818	22 991	-	-
TOTAL CURRENT LIABILITIES		93 682	63 480	3 052	3 624
TOTAL EQUITY AND LIABILITIES		512 164	462 349~	292 556	260 114

~ *Restated due to change in accounting policy relating to stripping costs. Refer note 6.*

The notes on pages 66 to 86 are an integral part of these financial statements.

Consolidated statement of changes in equity

for the year ended 31 December 2006

US$000	Attributable to equity shareholders: Number of ordinary shares	Share capital	Share premium	Accumulated profit	Other reserves	Total	Minority interest	Total
BALANCE AT 31 DEC 04 (as previously reported)	59 226 694	2 961	102 342	100 213	(14 347)	191 169	(954)	190 215
Change in accounting policy	-	-	-	(14 884)~	-	(14 884)~	-	(14 884)~
BALANCE AT 31 DEC 04 (as restated)	**59 226 694**	**2 961**	**102 342**	**85 329~**	**(14 347)**	**176 285~**	**(954)**	**175 331~**
Net income	-	-	-	45 507~	-	45 507~	2 349	47 856~
Movement on cash flow hedges								
– Transfer to income statement	-	-	-	-	(45)	(45)	-	(45)
– Fair value movement on financial instruments					(27 422)	(27 422)	-	(27 422)
Total recognised income/(loss)	-	-	-	45 507~	(27 467)	18 040~	2 349	20 389~
Share-based payments	-	-	-	-	2 243	2 243	-	2 243
Exercise of employee stock options	617 260	31	1 838	-	-	1 869	-	1 869
Shares vested#	103 910	6	1 429	-	(1 429)	6	-	6
Capital raising	8 125 000	406	109 281	-	-	109 687	-	109 687
Costs associated with capital raising	-	-	(6 308)	-	-	(6 308)	-	(6 308)
BALANCE AT 31 DEC 05 (as previously reported)	68 072 864	3 404	208 582	138 751	(41 000)	309 737	1 395	311 132
Change in accounting policy	-	-	-	(7 915)~	-	(7 915)~	-	(7 915)~
BALANCE AT 31 DEC 05 (as restated)	**68 072 864**	**3 404**	**208 582**	**130 836~**	**(41 000)**	**301 822~**	**1 395**	**303 217~**
Net income	-	-	-	47 564	-	47 564	3 312	50 876
Movement on cash flow hedges								
– Transfer to income statement	-	-	-	-	17 256	17 256	-	17 256
– Fair value movement on financial instruments	-	-	-	-	(36 603)	(36 603)	-	(36 603)
Total recognised income/(loss)	-	-	-	47 564	(19 347)	28 217	3 312	31 529
Share-based payments	-	-	-	-	2 369	2 369	-	2 369
Exercise of employee stock options	633 867	34	3 619	-	-	3 653	-	3 653
Shares vested#	56 830	2	802	-	(802)	2	-	2
Exercise of options previously expensed under IFRS 2	-	-	650	-	(650)	-	-	-
BALANCE AT 31 DEC 06	**68 763 561**	**3 440**	**213 653**	**178 400**	**(59 430)**	**336 063**	**4 707**	**340 770**

Other reserves include the cumulative charge recognised under IFRS 2 in respect of share option schemes (net of amounts transferred to share capital and share premium) and the mark-to-market valuation of derivative financial instruments designated as cash flow hedges (refer note 20).

\# *Restricted shares were issued to directors as remuneration. Of these shares, 56 830 (2005: 103 910) have vested, while the remainder of the shares, 9 760 (2005: 57 825) are still held by the company as treasury shares. The transfer between "other reserves" and "share premium" in respect of the shares vested represents the cost calculated in accordance with IFRS 2.*

~ *Restated due to change in accounting policy relating to stripping costs. Refer note 6.*

The notes on pages 66 to 86 are an integral part of these consolidated financial statements.

Statement of consolidated cash flows

for the year ended 31 December 2006

US$000	Notes	Group 31 Dec 2006	Group 31 Dec 2005 (Restated)~
CASH FLOWS FROM OPERATING ACTIVITIES			
Profit after tax		50 876	47 856
Income tax expense		23 097	170
Profit before income tax		73 973	48 026~
Net interest received		(1 559)	(203)
Depreciation and amortisation		22 844	11 910
Other losses/(gains) - net		653	(45)
Effect of roll forward of hedges		4 413	-
Unwind of discount on provisions for environmental rehabilitation		541	254
Share-based payments		2 369	2 243
		103 234	62 185~
Effects of changes in operating working capital items:			
- receivables		(9 640)	(12 101)
- inventories and ore stockpiles		(19 428)	(34 569)~
- accounts payable and accrued liabilities		9 469	14 408
Cash generated from operations before interest and tax		83 635	29 923
Interest received		7 384	2 064
Interest paid		(5 825)	(1 861)
Income tax paid		(14 784)	(390)
Net cash generated from operating activities		70 410	29 736
CASH FLOW FROM INVESTING ACTIVITIES			
Additions to property, plant and equipment*		(61 508)	(73 217)
Repayments from/(financing of) contractors	24	105	(11 276)
Net cash used by investing activities		(61 403)	(84 493)
CASH FLOW FROM FINANCING ACTIVITIES			
Ordinary shares issued		3 653	105 248
Long term loans repaid		(21 756)	(1 156)
Long term loans received*		-	24 877
Cash (used by)/generated from financing activities		(18 103)	128 969
NET (DECREASE)/INCREASE IN CASH AND EQUIVALENTS		(9 096)	74 212
CASH AND EQUIVALENTS AT BEGINNING OF YEAR		152 452	78 240
CASH AND CASH EQUIVALENTS AT END OF YEAR		143 356	152 452
Cash at bank and in hand		10 948	15 353
Short term bank deposits		132 408	137 099
		143 356	152 452

The effective interest rate on short term bank deposits was 4.82% (2005: 2.77%). These deposits have an average maturity of 30 days.

* *Excluded from the comparatives is the Loulo power plant acquired in 2005 under a finance lease agreement of US$6.8 million.*
~ *Restated due to change in accounting policy relating to stripping costs. Refer note 6.*

The notes on pages 66 to 86 are an integral part of these consolidated financial statements.

Notes to the consolidated financial statements

for the year ended 31 December 2006

1 NATURE OF OPERATIONS

The company and its subsidiaries (the "group") together with its joint ventures carry out gold mining activities and exploration. Currently there are two operating mines in Mali, West Africa: the Morila gold mine, which commenced production in October 2000, and the Loulo mine, which commenced production in November 2005. The group also has a portfolio of exploration projects in West and East Africa. The interests of the group in its operating mines are held through Morila SA ("Morila") which owns the Morila mine and Somilo SA ("Somilo") which owns the Loulo mine. Randgold Resources holds an effective 40% interest in Morila, following the sale to AngloGold Ashanti Limited on 3 July 2000 of one half of Randgold Resources' wholly owned subsidiary, Morila Limited. Management of Morila Limited, the 80% shareholder of Morila, is effected through a joint venture committee, with Randgold Resources and AngloGold Ashanti each appointing one half of the members of the committee. AngloGold Services Mali SA ("Anser"), a subsidiary of AngloGold Ashanti, is the operator of Morila. Randgold Resources holds an effective 80% interest in Loulo. The remaining 20% interest is held by the Malian government. Randgold Resources is the operator of Loulo. The group has various exploration programmes ranging from advanced to early stage in Mali West, around Morila and in Senegal, Tanzania, Burkina Faso, Côte d'Ivoire and Ghana. An updated prefeasibility study and an extensive drilling programme has been completed for the Tongon project in Côte d'Ivoire with the final feasibility study planned to commence in 2007.

2 SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated. The company changed its accounting policy on stripping costs in 2006. Refer to note 6.

BASIS OF PREPARATION: The consolidated financial statements of Randgold Resources Limited and its subsidiaries have been prepared in accordance with International Financial Reporting Standards (IFRS). The consolidated financial statements and balance sheet for the company have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets and various financial assets and financial liabilities (including derivative instruments) which are carried at fair value. The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the company's accounting policies. The areas involving a high degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in note 3.

The following standards and interpretations which have been recently issued or revised have not been adopted early by the group. Their expected impact is discussed below:

- **IFRS 8 Operating Segments** (effective for annual periods beginning on or after 1 January 2009)
  The objective of this IFRS is to require entities to disclose information to enable users of its financial statements to evaluate the nature and financial effects of the business activities in which it engages and the economic environments in which it operates. The company will apply IFRS 8 from 1 January 2009, but it is not expected to have any impact on the accounts of the company or group.
- **IFRS 7 Financial Instruments Disclosure** (effective for annual periods beginning on or after 1 January 2007)
  The objective of this IFRS is to require entities to provide disclosures in their financial statements that enable users to evaluate the significance of financial instruments for the entity's financial position; and the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the reporting date, and how the entity manages those risks. The effect of the adoption of the standard is currently being assessed; however a significant impact on disclosures is expected.
- **IFRIC Interpretation 8 Scope of IFRS 2** (effective for annual periods beginning on or after 1 May 2006)
  The interpretation determines whether IFRS 2 applies to transactions in which the entity cannot identify specifically some or all of the goods or services received. The company will apply IFRIC 8 from 1 January 2007, but it is not expected to have any impact on the accounts of the company or group.
- **IFRIC Interpretation 9 Reassessment of Embedded Derivatives** (effective for annual periods beginning on or after 1 June 2006)
  The interpretation applies to all embedded derivatives under IAS 39 'Financial Instruments: Recognition and Measurement' and clarifies certain aspects of their treatment. The company will apply IFRIC 9 from 1 January 2007, but it is not expected to have any impact on the accounts of the company or group.
- **IFRIC Interpretation 10 Interim Financial Reporting and Impairment** (effective for annual periods beginning on or after 1 November 2006)
  An entity is required to assess goodwill for impairment at every reporting date, to assess investments in equity instruments and in financial assets carried at cost for impairment at every balance sheet date and, if required, to recognise an impairment loss at that date in accordance with IAS 36 and IAS 39. However, at a subsequent reporting or balance sheet date, conditions may have so changed that the impairment loss would have been reduced or avoided had the impairment assessment been made only at that date. This Interpretation provides guidance on whether such impairment losses should ever be reversed. The company will apply IFRIC 10 from 1 January 2007, but it is not expected to have any impact on the accounts of the company or group.
- **IFRIC Interpretation 11 IFRS 2 Share-based Payment - Group and Treasury Share Transactions** (effective for annual periods beginning on or after 1 March 2007)
  This interpretation addresses the classification of a share-based payment transaction (as equity- or cash-settled), in which equity instruments of the parent or another group entity are transferred, in the financial statements of the entity receiving

the services. The company will apply IFRIC 11 from 1 January 2008, but it is not expected to have any impact on the accounts of the company or group.

- **IFRIC Interpretation 12 Service Concession Arrangements** (effective for annual periods beginning on or after 1 January 2008)

  This interpretation provides guidance to private sector entities on certain recognition and measurement issues that arise in accounting for public to private service concession arrangements. The company will apply IFRIC 12 from 1 January 2008, but it is not expected to have any impact on the accounts of the company or group.

The following standards are not relevant to the group and had no impact on adoption:

- **IFRIC Interpretation 6 Liabilities arising from participation in a specific market - waste electrical and electrical equipment** (effective for annual periods beginning on or after 1 December 2005)
- **IFRIC Interpretation 7 Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies** (effective for annual periods beginning on or after 1 March 2006)

The group has adopted the following standards and interpretations which are effective for the first time this year without any significant impact:

- **IAS 19 Amendment - Actuarial gains and losses and disclosures** (January 2006)
- **IFRIC Interpretation 4 - Determining whether an arrangement contains a lease** (effective 1 January 2006)
- **IFRIC Interpretation 5 - Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds** (effective 1 January 2006)

CONSOLIDATION: The consolidated financial information includes the financial statements of the company, its subsidiaries and the company's proportionate share in its joint ventures using uniform accounting policies for like transactions and other events in similar circumstances.

SUBSIDIARIES: Subsidiaries are entities over which the group has the power to govern the financial and operating policies, generally accompanying an interest of more than one half of the voting rights. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are de-consolidated from the date that control ceases. The purchase method of accounting is used to account for the acquisition of subsidiaries by the group. The cost of an acquisition is measured at the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired (including mineral property interests) and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement.

Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the group.

JOINT VENTURES: Joint ventures are those entities in which the group holds a long term interest and which are jointly controlled by the group and one or more venturers under a contractual arrangement. The group's interest in such jointly controlled entities is accounted for by proportionate consolidation. Under this method the group includes its share of the joint venture's individual income and expenses, assets and liabilities and cash flows on a line by line basis with similar items in the group's financial statements. Inter company accounts and transactions are eliminated on consolidation. The group recognises the portion of gains or losses on the sale of assets by the group to the joint venture that is attributable to the other venturers. The group does not recognise its share of profits or losses from the joint venture that result from the purchase of assets by the group from the joint venture until it resells the assets to an independent party. However, if a loss on the transaction provides evidence of a reduction in the net realisable value of current assets or an impairment loss, the loss is recognised immediately. The results of joint ventures are included from the effective dates of acquisition and up to the effective dates of disposal.

SPECIAL PURPOSE ENTITIES: Special purpose entities ("SPEs") are those undertakings that are created to satisfy specific business needs of the group under which the group has the right to the majority of the benefits of the SPE and/or is exposed to risk incident to the activities thereof. SPEs are consolidated in the same manner as subsidiaries when the substance of the relationship indicates that the SPE is controlled by the group.

SEGMENT REPORTING: A business segment is a group of assets and operations engaged in performing mining or other services that are subject to risks and returns that are different from those of other business segments. A geographic segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments. The group has only one business segment, that of gold mining. Segment analysis is based on individual mining operations. Corporate and exploration income and costs not directly related to the mining operations are not allocated to segments.

FOREIGN CURRENCY TRANSLATION:

(a) Functional and presentation currency

Items included in the financial statements of each of the group's entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). The consolidated financial statements are presented in US dollars, which is the company's functional and presentation currency.

Notes to the consolidated financial statements

for the year ended 31 December 2006 (continued)

2 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

b) Transactions and balances

Foreign currency transactions are translated into the relevant functional currency using the exchange rates prevailing at the date of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement. Translation differences on equities held at fair value through profit or loss are reported as part of the fair value gain or loss. Translation differences on equities classified as available-for-sale financial assets are included in the fair value reserve in equity.

PROPERTY, PLANT AND EQUIPMENT:

a) Undeveloped properties

Undeveloped properties upon which the group has not performed sufficient exploration work to determine whether significant mineralisation exists are carried at original acquisition cost. Where the directors consider that there is little likelihood of the properties being exploited, or the value of the exploitable rights has diminished below cost, an impairment is recorded.

b) Development costs and mine plant facilities

Development costs and mine plant facilities are initially recorded at cost. Where relevant the estimated cost of dismantling the asset and remediating the site is included in the cost of property, plant and equipment. Subsequently they are measured at cost less accumulated amortisation and impairment. Development costs and mine plant facilities relating to existing and new mines are capitalised. Development costs consist primarily of direct expenditure incurred to establish or expand productive capacity, and are capitalised until saleable minerals are extracted from the orebody at which point the costs are depreciated over the life of the mine.

c) Non-mining assets

Non-mining assets are shown at cost less accumulated depreciation and impairment.

d) Depreciation and amortisation

Long-lived assets include mining properties, such as freehold land, metallurgical plant, tailings and raw water dams, power plant and mine infrastructure, as well as mine development costs. Depreciation and amortisation are charged over the life of the mine (or over the remaining useful life of the asset, if shorter) based on estimated ore tonnes contained in proved and probable reserves, to reduce the cost to estimated residual values. Proved and probable ore reserves reflect estimated quantities of economically recoverable reserves, which can be recovered in the future from known mineral deposits. Total proved and probable reserves are used in the depreciation calculation. The remaining useful lives for Morila and Loulo are estimated at six and a minimum of eighteen years respectively. Any changes to the expected life of the mine (or asset) are applied prospectively in calculating depreciation and amortisation charges. Short-lived assets which include motor vehicles, office equipment and computer equipment, are depreciated over estimated useful lives of between two to five years but limited to the remaining mine life.

e) Mining property valuations

The carrying amount of the property, plant and equipment of the group is compared to the recoverable amount of the assets whenever events or changes in circumstances indicate that the net book value may not be recoverable. The recoverable amount is the higher of value in use and the fair value less cost to sell. In assessing the value in use, the expected future cash flows from the assets is determined by applying a discount rate to the anticipated pre-tax future cash flows. The discount rate used is derived from the group's weighted average cost of capital. An impairment is recognised in the income statement to the extent that the carrying amount exceeds the assets' recoverable amount. The revised carrying amounts are amortised in line with group accounting policies. A previously recognised impairment loss is reversed if the recoverable amount increases as a result of a reversal of the conditions that originally resulted in the impairment. This reversal is recognised in the income statement and is limited to the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised in prior years. Assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units) for purposes of assessing impairment. The estimates of future discounted cash flows are subject to risks and uncertainties including the future gold price. It is therefore reasonably possible that changes could occur which may affect the recoverability of mining assets.

STRIPPING COSTS: All stripping costs incurred during the production phase of a mine are treated as variable production costs and as a result are included in the cost of inventory produced during the period that the stripping costs are incurred. Refer to note 6.

INVENTORIES: Include ore stockpiles, gold in process and supplies and spares, and are stated at the lower of cost and net realisable value. The cost of ore stockpiles and gold produced is determined principally by the weighted average cost method using related production costs. Costs of gold inventories include all costs incurred up until production of an ounce of gold such as milling costs, mining costs and directly attributable mine general and administration costs but exclude transport costs, refining costs and royalties. Net realisable value is determined with reference to current market prices. Stockpiles consist of two types of ore, high grade and medium grade ore, which will be processed through the processing plant. In the case of Morila, high grade ore is defined as ore above 4g/t and medium grade is defined as ore above 1.6g/t. For Loulo, high grade ore is defined as ore above 3.7g/t and medium grade is defined as ore above 1.5g/t. Both high and medium grade stockpiles are currently being processed and all ore is expected to be fully processed. The processing of ore in stockpiles occurs in accordance with the life of mine processing plan that has been optimised based on the known mineral reserves, current plant capacity and mine design. Stores and materials consist of consumable stores and are valued at weighted average cost after appropriate impairment of redundant and slow moving items.

INTEREST/BORROWING COST: Is recognised on a time proportion basis, taking into account the principal outstanding and the effective rate over the period to maturity. Borrowing cost is expensed as incurred except to the extent that it relates to the construction of property, plant and equipment during the time that is required to complete and prepare the asset for its intended use, when it is capitalised as part of property, plant and equipment.

FINANCIAL INSTRUMENTS: These are measured as set out below. Financial instruments carried on the balance sheet include cash and cash equivalents, investments in subsidiaries and joint venture, receivables, accounts payable, borrowings and derivative financial instruments.

INVESTMENTS IN SUBSIDIARIES AND JOINT VENTURE: Are stated at cost less any provisions for impairment in the financial statements of the company. Dividends are accounted for when the company becomes entitled to receive them. On the disposal of an investment, the difference between the net disposal proceeds and the carrying amount is charged or credited to the income statement.

DERIVATIVES: Derivatives are initially recognised at fair value plus transaction costs on the date a derivative contract is entered into (trade date) and are subsequently remeasured at their fair value, unless they meet the criteria for the "normal purchases normal sales" exemption. On the date a derivative contract is entered into, the group normally designates the derivative for accounting purposes as either a hedge of the fair value of a recognised asset or liability (fair value hedge) or a hedge of a forecast transaction (cash flow hedge) - although certain derivative transactions, while providing effective economic hedges under the group's risk management policies, do not qualify for hedge accounting. Changes in the fair value of a derivative that is highly effective in offsetting changes in the cash flow of the hedged item, and that is designated and qualifies as a cash flow hedge, are recognised directly in equity. Amounts deferred in equity are included in the income statement in the same periods during which the hedged forecast transaction affects net profit or loss. This applies even if the derivative is rolled forward on maturity and designated as a hedge of a different forecast transaction so that gains/losses relating to the original forecast transaction are recognised in the income statement when that transaction affects net profit or loss. Changes in the fair value of derivatives that do not qualify for hedge accounting are recognised in the income statement. The group formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking derivatives designated as hedges to specific assets and liabilities or to specific forecast transactions. The group formally assesses, both at the hedge inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in the fair value or cash flows of the hedged item. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement. The group does not have any fair value hedges. Derivatives are derecognised when the right to receive or the obligation to pay cash has expired or has been transferred and the group has transferred substantially all risks and rewards of ownership.

RECEIVABLES: Are recognised initially at fair value. There is a rebuttable presumption that the transaction price is fair value unless this could be refuted by reference to market indicators. Subsequently, receivables are measured at amortised cost, less provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognised in the income statement.

CASH AND CASH EQUIVALENTS: Cash and cash equivalents are carried in the balance sheet at cost. For the purpose of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held at call with banks, other short term highly liquid investments with a maturity of three months or less at the date of purchase and bank overdrafts. In the balance sheet, bank overdrafts are included in borrowings in current liabilities.

REHABILITATION COSTS: The net present value of estimated future rehabilitation costs is provided for in the financial statements and capitalised within mining assets on initial recognition. Rehabilitation will generally occur on closure or after closure of a mine. Initial recognition is at the time of the disturbance occurring and thereafter as and when additional disturbances take place. The estimates are reviewed annually to take into account the effects of inflation and changes in estimates and are discounted using rates that reflect the time value of money. Annual increases in the provision due to the unwinding of the discount are recognised in the income statement as a finance cost. The present value of additional disturbances and changes in the estimate of the rehabilitation liability are capitalised to mining assets against an increase in the rehabilitation provision. The rehabilitation asset is amortised as noted previously. Rehabilitation projects undertaken, included in the estimates, are charged to the provision as incurred.

Environmental liabilities, other than rehabilitation costs, which relate to liabilities arising from specific events, are expensed when they are known, probable and may be reasonably estimated.

Notes to the consolidated financial statements

for the year ended 31 December 2006 (continued)

2 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

PROVISIONS: Are recognised when the group has a present legal or constructive obligation as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

BORROWINGS: Are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method. Borrowings are classified as current liabilities unless the group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

ACCOUNTS PAYABLE: Are stated at cost adjusted for payments made to reflect the value of the anticipated economic outflow of resources.

DEFERRED TAXATION: Deferred tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, if the temporary difference arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss, it is not accounted for. Deferred tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred tax asset is realised or the deferred tax liability is settled. Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred tax is provided on temporary differences arising on investments in subsidiaries and joint ventures, except where the timing of the reversal of the temporary difference is controlled by the group and it is probable that the temporary difference will not reverse in the foreseeable future.

EMPLOYEE BENEFITS:

a) **Pension obligations**

The group has defined contribution plans. A defined contribution plan is a pension plan under which the group pays fixed contributions into a separate entity. The group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods. For defined contribution plans, the group pays contributions to publicly or privately administered provident funds on a mandatory, contractual or voluntary basis. The group has no further payment obligations once the contributions have been paid. The contributions are recognised as an employee benefit expense when they are due. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available.

b) **Termination benefits**

Termination benefits are payable when employment is terminated before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The group recognises termination benefits when it is demonstrably committed to either: terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after balance sheet date are discounted to present value.

c) **Profit sharing and bonus plans**

The group recognises a liability and an expense for bonuses. The group recognises a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

d) **Share-based payments**

The fair value of the employee services received in exchange for the grant of options or shares after 7 November 2002 is recognised as an expense. The total amount to be expensed rateably over the vesting period is determined by reference to the fair value of the options or shares determined at the grant date, excluding the impact of any non-market vesting conditions. Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable or the number of shares that the employee will ultimately receive. This estimate is revised at each balance sheet date and the difference is charged or credited to the income statement, with a corresponding adjustment to equity. The proceeds received on exercise of the options net of any directly attributable transaction costs are credited to equity.

FINANCE LEASES: Determining whether an arrangement is, or contains, a lease is based on the substance of the arrangement and requires an assessment of whether fulfilment of the arrangement is dependent on the use of a specific asset or assets and whether the arrangement conveys a right to use the asset. Leases of plant and equipment where the group assumes a significant portion of risks and rewards of ownership are classified as a finance lease. Finance leases are capitalised at the estimated present value of the underlying lease payments. Each lease payment is allocated between the liability and the finance charges to achieve a constant rate on the finance balance outstanding. The interest portion of the finance payment is charged to the income statement over the lease period. The plant and equipment acquired under the finance lease are depreciated over the useful lives of the assets, or over the lease term if shorter.

OPERATING LEASES: Determining whether an arrangement is an operating lease is based on the substance of the arrangement and requires an assessment of whether fulfilment of the arrangement is dependent on the use of a specific asset or assets and whether the arrangement conveys a right to use the asset. Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the income statement on a straight-line basis over the period of the lease.

REVENUE RECOGNITION: The company enters into contracts for the sale of gold. Revenue arising from gold sales under these contracts is recognised when the price is determinable, the product has been delivered in accordance with the terms of the contract, the significant risks and rewards of ownership have been transferred to the customer and collection of the sales price is reasonably assured. These criteria are met when the gold leaves the mine's smelt house. As sales from gold contracts are subject to customer survey adjustment, sales are initially recorded on a provisional basis using the group's best estimate of the contained metal. Subsequent adjustments are recorded in revenue to take into account final assay and weight certificates from the refinery, if different from the initial certificates. The differences between the estimated and actual contained gold have not been significant historically.

EXPLORATION AND EVALUATION COSTS: The group expenses all exploration and evaluation expenditures until the directors conclude that a future economic benefit is more likely than not of being realised, ie. "probable". While the criteria for concluding that an expenditure should be capitalised is always probable, the information that the directors use to make that determination depends on the level of exploration.

a) Exploration and evaluation expenditure on greenfield sites, being those where the group does not have any mineral deposits which are already being mined or developed, is expensed as incurred until a final feasibility study has been completed, after which the expenditure is capitalised within development costs if the final feasibility study demonstrates that future economic benefits are probable.

b) Exploration and evaluation expenditure on brownfield sites, being those adjacent to mineral deposits which are already being mined or developed, is expensed as incurred until the directors are able to demonstrate that future economic benefits are probable through the completion of a prefeasibility study, after which the expenditure is capitalised as a mine development cost. A "prefeasibility study" consists of a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established, and which, if an effective method of mineral processing has been determined, includes a financial analysis based on reasonable assumptions of technical, engineering, operating economic factors and the evaluation of other relevant factors. The prefeasibility study, when combined with existing knowledge of the mineral property that is adjacent to mineral deposits that are already being mined or developed, allow the directors to conclude that it is more likely than not that the group will obtain future economic benefit from the expenditures.

c) Exploration and evaluation expenditure relating to extensions of mineral deposits which are already being mined or developed, including expenditure on the definition of mineralisation of such mineral deposits, is capitalised as a mine development cost following the completion of an economic evaluation equivalent to a prefeasibility study. This economic evaluation is distinguished from a prefeasibility study in that some of the information that would normally be determined in a prefeasibility study is instead obtained from the existing mine or development. This information, when combined with existing knowledge of the mineral property already being mined or developed, allows the directors to conclude that it is more likely than not the group will obtain future economic benefit from the expenditures. Costs relating to property acquisitions are also capitalised. These costs are capitalised within development costs.

DIVIDEND DISTRIBUTION: Dividend distribution to the company's shareholders is recognised as a liability in the financial statements in the period in which the dividend is declared by the board of directors.

EARNINGS PER SHARE: Is computed by dividing net income by the weighted average number of ordinary shares in issue during the year.

FULLY DILUTED EARNINGS PER SHARE: Is presented when the inclusion of potential ordinary shares has a dilutive effect on earnings per share.

3 CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Some of the accounting policies require the application of significant judgement by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgements are subject to an inherent degree of uncertainty and are based on historical experience, terms of existing contracts, management's view on trends in the gold mining industry and information from outside sources.

The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below:

Future rehabilitation obligations

The net present value of current rehabilitation estimates have been discounted to their present value at 6% per annum (2005: 6%) for Morila, being an estimate of the cost of borrowings. A 6.5% (2005: 5.5%) discount rate was used for Loulo. Expenditure is expected to be incurred at the end of the respective mine lives.

Determination of ore reserves

There are numerous uncertainties inherent in estimating ore reserves and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and may, ultimately, result in the reserves being restated.

	2006	2005

3 CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (CONTINUED)

Gold price assumptions

The following gold prices were used in the mineral reserves optimisation calculations:

	2006	2005
Morila	US$475	US$425
Loulo: Openpit	US$475	US$390
Loulo: Underground	US$475	US$420

Uncertainties relating to transactions with a contractor

As explained in note 24 to the financial statements, there are uncertainties relating to the recoverability of advances to a contractor and also a claim relating to the Loulo development. The financial statements reflect the directors' best estimate of the amount that will be recovered in respect of the advances. No amounts have been recognised in respect of the rest of the claim against the contractor.

Exploration and evaluation expenditure

The group has to apply judgement in determining whether exploration and evaluation expenditure should be capitalised or expensed, under the policy described in note 2.

Indirect taxes receivable

Given their slow moving nature, the group has had to apply judgement in determining when amounts will be recovered with respect to indirect taxes owing to Morila and Loulo by the Mali Government. The amounts reflected in the financial statements are based on the directors' best estimate of the timing of the recovery of these amounts.

Depreciation

There are several methods for calculating depreciation, i.e. the straight-line method, the units of production method using ounces produced and the units of production method using tonnes milled. The directors believe that the tonnes milled method is the best indication of plant and infrastructure usage.

Derivative valuation

The company uses valuations obtained from banks for the mark-to-market valuation of the hedge book. The banks used the following key inputs in the valuations:

	31 Dec 2006	31 Dec 2005
- LIBOR rates	5.32 - 5.33%	4.39 - 4.84%
- Spot gold prices	US$635.70	US$513.00
- Gold lease rates	0.09 - 0.17%	0.10 - 0.14%

Share-based payments

Refer to note 17 for the key assumptions used in determining the value of share-based payments.

US$000	Note	Group 31 Dec 2006	Group 31 Dec 2005
4 INCOME AND MINING TAXES			
Current taxation		22 671	3 127
Deferred taxation	11	426	(2 957)~
		23 097	170~
The tax on the group's profit before tax differs from the theoretical amount that would arise using the statutory tax rate applicable to the group's Malian operations.			
Profit before tax		73 973	48 026~
Tax calculated at tax rate of 35%		25 891	16 809
Reconciling items			
- Income taxed at 0%		(3 290)	(370)
- Expenses deductible at 0%		8 426	7 495
- Mali tax holiday permanent differences		(9 125)	(22 553)
- Other permanent differences		1 195	(1 211)
Taxation charge		23 097	170

~ *Restated due to change in accounting policy relating to stripping costs. Refer note 6.*

4 INCOME AND MINING TAXES (CONTINUED)

The company is not subject to income tax in Jersey. Morila SA benefited from a five year tax holiday until 14 November 2005. Somilo SA also benefits from a five year tax holiday in Mali. The tax holiday commenced on 8 November 2005. The benefit of the tax holiday to the group was to increase its net profit by US$9.1 million (2005: US$22.6 million). Accordingly, had the group not benefited from the tax holiday in Mali, earnings per share would have been reduced by US$0.14 and US$0.37 for the years ended 31 December 2006 and 2005 respectively. Under Malian tax law, income tax is based on the greater of 35 per cent of taxable income or 0.75 per cent of gross revenue. The Morila and Loulo operations have no assessable capital expenditure carry forwards or assessable tax losses, as at 31 December 2006 and 2005 respectively, for deduction against future mining income.

5 EARNINGS AND DIVIDENDS PER SHARE

	Income (numerator) US$000	Shares (denominator)	Per share amount US$
FOR THE YEAR ENDED 31 DECEMBER 2006			
BASIC EARNINGS PER SHARE			
Shares outstanding 1 January 2006		68 072 864	
Weighted number of shares issued		318 928	
Income available to shareholders	47 564	68 391 792	0.70
EFFECT OF DILUTIVE SECURITIES			
Weighted stock options issued to employees	-	939 243	-
Fully diluted earnings per share	47 564	69 331 035	0.69
FOR THE YEAR ENDED 31 DECEMBER 2005			
BASIC EARNINGS PER SHARE			
Shares outstanding 1 January 2005		59 226 694	
Weighted number of shares issued		2 475 088	
Income available to shareholders	45 507~	61 701 782	0.74~
EFFECT OF DILUTIVE SECURITIES			
Weighted stock options issued to employees		2 127 214	
Fully diluted earnings per share	45 507~	63 828 996	0.71~

Although no dividend was recognised as a distribution to equity shareholders, US$6.9 million (US$0.10 per share) was declared on 5 February 2007 for distribution on 8 March 2007 (2005: nil). See note 27.

~ *Restated due to change in accounting policy relating to stripping costs. Refer note 6.*

6 CHANGES IN ACCOUNTING POLICY

The company changed its accounting policy on stripping costs, under both IFRS and US GAAP, in the current year. Previously, costs of production stage waste stripping in excess of the expected pit life average stripping ratio were deferred and then charged to production when the actual stripping ratio was below the expected pit life average stripping ratio. Under the revised accounting policy, all stripping costs incurred during the production phase of a mine are treated as variable production costs and as a result are included in the cost of the inventory produced during the period that the stripping costs are incurred.

Under US GAAP, EITF 04-06 'Accounting for Stripping Costs Incurred during Production in the Mining Industry' is effective for reporting periods beginning after 15 December 2005. The consensus does not permit the deferral of any waste stripping costs during the production phase of a mine, but requires instead that they should be treated as variable production costs. The directors have decided to adopt the same treatment under IFRS which will ensure that the accounting policies applied under IFRS and US GAAP remain in line.

With regard to the conclusions reached by the EITF, the directors believe the revised policy will mean that the financial statements provide reliable and more relevant information about the group's financial position and its financial performance. In accordance with the requirements of IAS 8 "Accounting Policies, Changes in Accounting Estimates and Errors", the change in the IFRS policy has been applied retrospectively and hence the 2005 comparatives have been restated.

Notes to the consolidated financial statements

for the year ended 31 December 2006 (continued)

US$000	Group 31 Dec 2006	Group 31 Dec 2005
6 CHANGES IN ACCOUNTING POLICY (CONTINUED)		
The change in the IFRS accounting policy has resulted in the following adjustments to the amounts reported under IFRS:		
Decrease in deferred stripping asset	2 115	3 687
Decrease in ore stockpiles	6 324	8 342
Decrease in gold in process	36	51
Decrease in deferred taxation liability	740	1 227
Increase in deferred taxation asset	2 966	2 938
Decrease in opening retained earnings	7 915	14 884
Increase in net profit	3 146	6 969
Increase in basic earnings per share (cents per share)	5	12
Increase in fully diluted earnings per share (cents per share)	5	11

US$000	Notes	Group 31 Dec 2006	Group 31 Dec 2005	Company 31 Dec 2006	Company 31 Dec 2005
7 RECEIVABLES					
Trade		12 545	11 770	-	-
Advances to contractors	7.1	12 064	12 169	-	-
Taxation debtor	7.2	20 322	20 623	-	-
Prepayments		5 018	4 637	589	663
Other		1 935	352	435	164
		51 884	49 551	1 024	827
Impairment provision		(3 183)	(1 633)	-	-
Total		48 701	47 918	1 024	827
Less: current portion		(34 999)	(47 918)	(1 024)	(827)
Long term portion		13 702	-	-	-

7.1 Advances to contractors comprise advances made to a contractor at Loulo, MDM Ferroman (Pty) Ltd (in liquidation) ("MDM"). MDM was the contractor responsible for construction of the Loulo mine until the main construction contract was taken back on 30 December 2005. Significant uncertainties exist relating to the recoverability of these advances. More detail is given in note 24 to the financial statements.

7.2 The taxation debtor relates to indirect taxes owing to the group by the State of Mali.

US$000	Group 31 Dec 2006	Group 31 Dec 2005
8 INVENTORIES AND ORE STOCKPILES		
Consumable stores	18 739	12 681
Short term portion of ore stockpiles	12 041	19 344~
Gold in process	3 420	2 185~
	34 200	34 210~
Long term portion of ore stockpiles	41 614	22 176~
	75 814	56 386~

~ *Restated due to change in accounting policy relating to stripping costs. Refer note 6.*

Ore stockpiles have been split between long and short term based on current life of mine plan estimates.

US$000	Group 31 Dec 2006	Group 31 Dec 2005
9 PROPERTY, PLANT AND EQUIPMENT		
Mine properties, mine development costs and mine plant facilities and equipment.		
Cost		
At the beginning of the year	236 331	151 639
Disposals	-	-
Additions	61 508	84 692
	297 839	236 331
Accumulated depreciation and amortisation		
At the beginning of the year	33 695	21 785
Disposals	-	-
Charge for the year	22 844	11 910
	56 539	33 695
NET BOOK VALUE	241 300	202 636

Long-lived assets
Included in property, plant and equipment are long-lived assets which are amortised over the life of the mine and comprise the metallurgical plant, tailings and raw water dams, power plant and mine infrastructure. The net book value of these assets was US$226.4 million as at 31 December 2006 (2005: US$188.7 million).

Short-lived assets
Included in property, plant and equipment are short-lived assets which are amortised over their useful lives and are comprised of motor vehicles and other equipment. The net book value of these assets was US$5.2 million as at 31 December 2006 (2005: US$4.2 million).

Undeveloped property
Included in property, plant and equipment are undeveloped property costs of US$9.7 million (2005: US$9.7 million).

Refer to note 14 for assets collateralised and under finance lease. No borrowing costs were capitalised as part of additions during the year (2005: US$3.2 million).

US$000	Group 31 Dec 2006	Group 31 Dec 2005	Company 31 Dec 2006	Company 31 Dec 2005
10 INVESTMENTS AND LOANS IN SUBSIDIARIES AND JOINT VENTURE				
Investment in Somilo	-	-	5 745	5 745
Investment in Morila (joint venture)	-	-	271	271
Investment in Randgold Resources Mali SARL	-	-	2	-
	-	-	6 018	6 016
Loan - Morila (joint venture)	-	-	139	30
Loan - Somilo	-	-	145 424	112 738
Loan - Seven Bridges	-	-	(157)	144
Loan - Randgold Resources Mali SARL	-	-	5 347	-
	-	-	150 753	112 912
	-	-	156 771	118 928
The group's interest in the Morila joint venture was as follows:				
Non-current assets	81 549	63 178~		
Current assets	35 921	48 156~		
Total assets	117 470	111 334~		
Non-current liabilities	9 279	9 822~		
Current liabilities	9 805	12 821		
Total liabilities	19 084	22 643~		

~ *Restated due to change in accounting policy relating to stripping costs. Refer note 6.*

Refer to subsidiary and joint venture companies on page 87.

Notes to the consolidated financial statements

for the year ended 31 December 2006 (continued)

11 DEFERRED TAXATION

Deferred tax is calculated on temporary differences under the liability method using a tax rate of 35% (2005: 35%).

US$000	Notes	Group 31 Dec 2006	Group 31 Dec 2005
The movement on deferred taxation is as follows:			
At the beginning of the year		(2 957)	-
Income statement charge/(credit)	4	426	(2 957)~
At the end of the year		(2 531)	(2 957)~
Deferred taxation assets and liabilities comprise the following:			
Decelerated tax depreciation		462	-
Deferred taxation liability		462	-
Ore stockpiles and gold-in-process		(2 966)	(2 938)~
Accelerated tax depreciation		(27)	(19)
Deferred taxation asset		(2 993)	(2 957)~
Net deferred taxation asset		(2 531)	(2 957)~

~ *Restated due to change in accounting policy relating to stripping costs. Refer note 6.*

US$2.1 million is expected to be recovered after more than 12 months (2005: US$0.8 million). Temporary differences which are expected to be realised during the Loulo tax holiday are recognised at 0%.

US$000	Group 31 Dec 2006	Group 31 Dec 2005	Company 31 Dec 2006	Company 31 Dec 2005
12 ACCOUNTS PAYABLE AND ACCRUED LIABILITIES				
Trade payables	15 410	16 776	34	383
Payroll and other compensation	3 301	2 887	2 514	2 578
Accruals	20 598	6 169	376	-
Other	152	2 981	128	663
	39 461	28 813	3 052	3 624
13 PROVISION FOR ENVIRONMENTAL REHABILITATION				
Opening balance	9 480	3 701	-	-
Unwinding of discount	541	254	-	-
Additional disturbances	-	5 525	-	-
Changes in estimates	(1 179)	-	-	-
	8 842	9 480	-	-

As at 31 December 2006, US$4.8 million of the provision relates to Loulo (31 December 2005: US$5.5 million) which is based on estimates provided by environmental consultants in connection with the Loulo feasibility study. The remaining US$4 million relates to Morila (31 December 2005: US$3.9 million). The net present value of estimated future rehabilitation costs is calculated using 6% (2005: 6%) per annum for Morila, being an estimate derived from the risk free rate. A 6.5% (2005: 5.5%) discount rate was used for Loulo. Limited environmental rehabilitation regulations currently exist in Mali to govern mines, so the directors have based the provisions for environmental rehabilitation on standards set by the World Bank, which require an environmental management plan, an annual environmental report, a closure plan, an up to date register of plans of the facility, preservation of public safety on closure, carrying out rehabilitation works and ensuring sufficient funds exist for the closure works. However, it is reasonably possible that the group's estimate of its ultimate rehabilitation liabilities could change as a result of changes in regulations or cost estimates. The group is committed to rehabilitation of its properties. It makes use of independent environmental consultants for advice and it also uses past experience in similar situations to ensure that the provisions for rehabilitation are adequate. Current Life of Mine plans envisage the expected outflow to occur at the end of the Life of Mine, which is 2013 for Morila and 2024 for Loulo.

US$000	Notes	Group 31 Dec 2006	Group 31 Dec 2005 (Restated)	Company 31 Dec 2006	Company 31 Dec 2005
14 BORROWINGS					
Morila power plant finance lease	14.1	3 828	4 792	-	-
Morila oxygen plant finance lease	14.2	718	884	-	-
Loulo project finance loan	14.3	40 800	60 010	-	-
Loulo CAT finance lease	14.4	5 138	6 843	-	-
		50 484	72 529	-	-
Less: current portion		(24 818)	(22 991)	-	-
		25 666	49 538	-	-

All loans are secured and have variable interest rates, except for the Loulo CAT finance lease which has a fixed rate.

14.1 Morila power plant finance lease

The Morila power plant finance lease relates to five generators leased from Rolls-Royce for Morila. The lease is repayable over ten years commencing 1 April 2001 and bears interest at a variable rate of interest which as at 31 December 2006 was approximately 21% (2005: 20%) per annum. The lease is collateralised by plant and equipment, the net book value of which at 31 December 2006 amounted to US$4.1 million (2005: US$4.8 million). Average annual lease payments of US$1.5 million are payable in instalments over the term of the lease. The company has guaranteed the repayment of this lease.

14.2 Morila oxygen plant finance lease

The Morila oxygen plant finance lease relates to three oxygen generating units leased from Air Liquide for Morila. The lease is payable over 10 years commencing 1 December 2000 and bears interest at a variable rate which as at 31 December 2006 was approximately 3.48% (2005: 3.09%) per annum. The lease is collateralised by the production units, the net book value of which at 31 December 2006 amounted to US$0.6 million (2005: US$0.8 million).

14.3 Loulo project finance loan

The Loulo project finance loan was arranged by N M Rothschild & Sons Limited and SG Corporate & Investment Banking, who have been joined in the facility by Absa Bank and HVB Group, and is repayable before September 2009 in bi-annual instalments of approximately US$10.6 million until 30 June 2008 and thereafter bi-annual instalments of approximately US$3 million. The loan is collateralised over the assets of the Loulo project with a carrying amount of US$209.9 million (2005: US$161.1 million). Additionally, the company has pledged its interest in Randgold Resources (Somilo) Limited and related assets, and Randgold Resources (Somilo) Limited has pledged its interest in Somilo and related assets to secure Somilo's obligations under this loan. The loan is guaranteed by Randgold Resources until economic completion of the project has been achieved, which is expected before 31 December 2007. The loan bears interest at LIBOR plus 1.75% pre-completion of the Loulo capital programme, or at any time when Randgold Resources continues to be a guarantor of the facility. Post completion until the fourth anniversary of signing facility documentation, the interest rate is LIBOR plus 2.10% and thereafter LIBOR plus 2.25%. The weighted average interest rate for the year amounted to 6.83% (2005: 5.14%). Under the terms of this loan, the company is required to enter into certain gold price forward sales (refer note 20). 298 075 ounces of gold have been sold forward over the financial years 2007 to 2009, at an average forward price of US$436 per ounce. The facilities are margin free.

Various debt covenants apply to the loan, including:

- Limitations on material asset disposals and acquisitions.
- Restrictions with regards to the repayment of intercompany debt or dividend payments by Somilo.
- Maintain insurance with reputable insurance companies.
- Establish a Notional Debt Service Reserve Account with the minimum credit balance on all dates equal to the aggregate principal amount of and interest accruing on the loan and the aggregate amount of premium accruing in connection with the Political Risk Insurance during the six month period commencing on such date.
- Certain financial ratios need to be adhered to throughout the loan agreement.

The group is in compliance with all these requirements.

14.4 Loulo CAT finance lease

The Euro denominated Caterpillar finance facility relates to fifteen 3512B HD generator sets and ancillary equipment purchased from JA Delmas and financed by a loan from Caterpillar Finance for Loulo. The lease is payable quarterly over 42 months commencing on 1 August 2005, and bears interest at a fixed rate of 6.03% (2005: 6.03%) per annum. The company together with Randgold Resources (Somilo) Limited jointly guaranteed the repayment of this lease. The average lease payments of US$0.5 million are payable in quarterly instalments over the term of the lease.

Notes to the consolidated financial statements

for the year ended 31 December 2005 (continued)

US$000	Group 31 Dec 2006	Group 31 Dec 2005	Company 31 Dec 2006	Company 31 Dec 2005
14 BORROWINGS (CONTINUED)				
14.5 Maturities				
The borrowings mature over the following periods:				
Not later than one year	24 818	22 991	-	-
Later than one year and not later than five years	25 666	49 304	-	-
Later than five years	-	234	-	-
	50 484	72 529	-	-
14.6 Finance lease liabilities - minimum lease payments				
Balance of leases outstanding	12 405	16 320	-	-
Future finance charges on leases	(2 721)	(3 801)	-	-
Present value of finance lease liabilities	9 684	12 519	-	-

At the date of origination, there was no material fair value attributable to the guarantees issued by the company on behalf of group entities to third parties. Had the value been recognised, the depreciated carrying amount would have been insignificant.

US$000	Group 31 Dec 2006	Group 31 Dec 2005	Company 31 Dec 2006	Company 31 Dec 2005
15 LOANS FROM MINORITY SHAREHOLDERS IN SUBSIDIARIES				
Somilo				
Government of Mali - principal amount	614	551	-	-
Deferred interest	2 159	1 932	-	-
Loans	2 773	2 483	-	-
Minority interest in accumulated profits	4 707	1 395	-	-

The government of Mali loan to Somilo is uncollateralised and bears interest at the base rate of the Central Bank of West African States plus 2%. The accrual of interest ceased in the last quarter of 2005 per mutual agreement between shareholders. The loan is repayable from cash flows of the Loulo mine after repayment of all other loans. In the event of a liquidation of Somilo the shareholder loans and deferred interest are not guaranteed.

US$000	Group 31 Dec 2006	Group 31 Dec 2005	Company 31 Dec 2006	Company 31 Dec 2005
16 FINANCIAL LIABILITIES - FORWARD GOLD SALES				
Forward gold sales	67 494	43 090	-	-
Less: current portion	(27 525)	(8 939)	-	-
Non-current portion	39 969	34 151	-	-

The financial liabilities relate to the Loulo forward gold sales all of which qualify for hedge accounting. These derivative instruments are further detailed in note 20.

17 EMPLOYMENT COST

The group contributes to several defined contribution provident funds. The provident funds are funded on the "money accumulative basis" with the contributions of members and company having been fixed in the constitutions of the funds. All the group's employees, other than those directly employed by West African subsidiary companies, are entitled to be covered by the abovementioned retirement benefit plans. Retirement benefits for employees employed by West African subsidiary companies are provided by the state social security system to which the company and employees contribute a fixed percentage of payroll costs each month.

17 EMPLOYMENT COST (CONTINUED)

Total employee benefit cost was as follows:

US$000	Group 31 Dec 2006	Group 31 Dec 2005
Short term benefits	3 235	5 523
Pension contributions	237	200
Share based payments	2 369	2 243
Total	5 841	7 966

Share-based payments

The fair value of employee services received as consideration for equity instruments (equity settled) of the company is calculated using the Black-Scholes option pricing model. The key assumptions used in this model for options granted during the year were as follows:

	Note	Group 31 Dec 2006	Group 31 Dec 2005
Expected life		3 years	3 years
Volatility	17.1	48.96%	52.12%
Risk free interest rate		4.64%	3.72%
Dividend yield		0%	0%
Weighted average share price on grant and valuation date	17.2	US$22.50	US$12.78
Weighted average exercise price	17.3	US$22.50	US$12.78

17.1 Volatility is based on the three year historical volatility of the company's shares on each grant date.

17.2 Weighted average share price for the valuation is calculated taking into account the market price on all grant dates.

17.3 The weighted average exercise price is calculated taking into account the exercise price on each grant date. Please refer to page 59 for details provided on share options, including the number and weighted average exercise price of share options outstanding at the beginning and end of each period, options granted, exercised and lapsed during the period.

The table below summarises the information about the options outstanding:

OUTSTANDING OPTIONS	Number of shares	Weighted average contractual life (in years)	Weighted average exercise price (US$)
Range of exercise price (US$)			
AT 31 DECEMBER 2006			
1.25 - 2.13	89 456	4.08	1.81
2.50 - 3.50	43 302	4.34	3.24
5.00 - 8.25	116 556	0.61	8.25
8.05 - 8.05	974 633	7.59	8.05
12.78 - 16.15	219 000	8.56	13.98
22.50 - 22.50	192 000	9.92	22.50
	1 634 947	7.22	10.09
AT 31 DECEMBER 2005			
1.25 - 2.13	128 756	5.11	1.81
2.50 - 3.50	283 402	6.29	3.25
5.00 - 8.25	182 556	1.44	7.82
8.05 - 8.05	1 329 000	8.59	8.05
12.78 - 16.15	240 000	9.59	14.17
22.50 - 22.50	-	-	-
	2 163 714	7.59	7.71

Notes to the consolidated financial statements

for the year ended 31 December 2006 (continued)

US$000	Group's 40% share of Morila Mine	Somilo	Corporate and exploration	Total
18 SEGMENT INFORMATION				
The group's mining and exploration activities are conducted in West and East Africa. An analysis of the group's business segments, excluding intergroup transactions, is set out below. The group undertakes exploration activities in East and West Africa which are included in the corporate and exploration segment.				
A) YEAR ENDED 31 DECEMBER 2006				
PROFIT AND LOSS				
Gold sales on spot	125 951	148 956	-	274 907
Loss on matured hedges	-	(12 190)	-	(12 190)
Non-cash loss on roll forward of hedges	-	(4 413)	-	(4 413)
Total revenue	125 951	132 353	-	258 304
Mining and processing costs excluding depreciation	(44 264)	(70 586)	-	(114 850)
Depreciation and amortisation	(6 233)	(16 611)	-	(22 844)
Mining and processing costs	(50 497)	(87 197)	-	(137 694)
Transport and refining costs	(244)	(467)	-	(711)
Royalties	(8 802)	(8 177)	-	(16 979)
Exploration and corporate expenditure	(2 643)	(2 886)	(23 276)	(28 805)
Other losses - net	-	(653)	-	(653)
Other income/(expenses), exchange gains/(losses) - net	169	(3 085)	2 409	(507)
Unwind of discount on provisions for environmental rehabilitation	(237)	(304)	-	(541)
Interest expense	(1 258)	(4 567)	-	(5 825)
Interest income	137	256	6 991	7 384
Profit before income tax	62 576	25 273	(13 876)	73 973
Income tax expense	(23 025)	27	(99)	(23 097)
Net profit	39 551	25 300	(13 975)	50 876
CAPITAL EXPENDITURE	(1 160)	(60 245)	(103)	(61 508)
TOTAL ASSETS	117 470	258 557	136 137	512 164
TOTAL EXTERNAL LIABILITIES	19 084	146 228	3 309	168 621
DIVIDENDS (PAID)/RECEIVED	(30 400)	-	30 400	-
NET CASH FLOWS GENERATED BY/(UTILISED IN) OPERATIONS	32 900	48 482	(10 972)	70 410
NET CASH FLOWS UTILISED IN INVESTING ACTIVITIES	(1 160)	(60 140)	(103)	(61 403)
NET CASH (UTILISED IN)/GENERATED FROM FINANCING ACTIVITIES	(1 130)	(20 626)	3 653	(18 103)
NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS	30 610	(32 284)	(7 422)	(9 096)

US$000	Group's 40% share of Morila Mine	Somilo	Corporate and exploration	Total

18 SEGMENT INFORMATION (CONTINUED)

B) YEAR ENDED 31 DECEMBER 2005

PROFIT AND LOSS				
Total revenue	120 814	30 688	-	151 502
Mining and processing costs excluding depreciation	(46 048)~	(9 258)	-	(55 306)~
Depreciation and amortisation	(7 206)	(4 704)	-	(11 910)
Mining and processing costs	(53 254)~	(13 962)	-	(67 216)~
Transport and refining costs	(288)	(72)	-	(360)
Royalties	(8 398)	(1 875)	-	(10 273)
Exploration and corporate expenditure	(442)	(2 193)	(21 414)	(24 049)
Other gains - net	-	45	-	45
Other income/(expenses) exchange gains/(losses) - net	(740)	-	(832)	(1 572)
Unwind of discount on provisions for environmental rehabilitation	(254)	-	-	(254)
Interest expense	(1 180)	(681)	-	(1 861)
Interest income	174	-	1 890	2 064
Profit before income tax	56 432~	11 950	(20 356)	48 026~
Income tax expense	(170)~	-	-	(170)~
Net profit	56 262~	11 950	(20 356)	47 856~
CAPITAL EXPENDITURE	(1 742)	(82 950)	-	(84 692)
TOTAL ASSETS	111 959~	206 412	143 978	462 349~
TOTAL EXTERNAL LIABILITIES	22 456~	130 280	3 913	156 649~
DIVIDENDS (PAID)/RECEIVED	(35 880)	-	35 880	-
NET CASH FLOWS GENERATED BY/(UTILISED IN) OPERATIONS	33 712	9 510	(13 486)	29 736
NET CASH FLOWS UTILISED IN INVESTING ACTIVITIES	(1 742)	(82 751)	-	(84 493)
NET CASH (UTILISED IN)/GENERATED FROM FINANCING ACTIVITIES	(1 156)	24 877	105 248	128 969
NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS	30 814	(48 364)	91 762	74 212

~ *Restated due to change in accounting policy relating to stripping costs. Refer note 6.*

19 FAIR VALUE AND RISKS OF FINANCIAL INSTRUMENTS

The group's financial instruments are set out in note 20. In the normal course of its operations, the group is exposed to commodity price, currency, interest, liquidity and credit risk. In managing some of these risks, the group enters into derivative financial instruments. All derivative financial instruments are initially recognised at fair value and subsequently measured at their fair value on the balance sheet.

19.1 Concentration of credit risk

The group's derivative financial instruments and cash balances do not give rise to a concentration of credit risk because it deals with a variety of major financial institutions. Its receivables and loans are regularly monitored and assessed. Receivables are impaired when it is probable that amounts outstanding are not recoverable. Gold bullion, the group's principal product, is produced in Mali. The gold produced is sold to a reputable gold refinery. The group is not exposed to significant credit risk, as cash is received within a few days of the sale taking place. Included in receivables is US$18.4 million net of a provision to reflect the time value of money (2005: US$20.0 million) relating to indirect taxes owing to Morila and Loulo by the State of Mali, which are denominated in FCFA. Receivables also include advances to a contractor totalling US$11.8 million net of a provision to reflect the time value of money (2005: US$12.2 million) (see note 24).

19.2 Foreign currency and commodity price risk

In the normal course of business, the group enters into transactions denominated in foreign currencies (primarily Euro and Communauté Financière Africaine Franc). As a result, the group is subject to exposure from fluctuations in foreign currency exchange rates. In general, the group does not enter into derivatives to manage these currency risks. Generally, the group does not hedge its exposure to gold price fluctuation risk and sells at market spot prices. Gold sales are disclosed in US dollars and do not expose the group to any currency fluctuation risk. However, during periods of capital expenditure or loan finance, the company may use forward contracts or options to reduce the exposure to price movements, while maintaining significant exposure to spot prices.

Notes to the consolidated financial statements

for the year ended 31 December 2006 (continued)

19 FAIR VALUE AND RISKS OF FINANCIAL INSTRUMENTS (CONTINUED)

19.3 **Interest rate and liquidity risk**

Fluctuations in interest rates impact on the value of short term cash investments and interest payable on financing activities (including long term loans), giving rise to interest rate risk. In the ordinary course of business, the group receives cash from its operations and is required to fund working capital and capital expenditure requirements. The group generally enters into variable interest bearing borrowings. This cash is managed to ensure surplus funds are invested in a manner to achieve maximum returns while minimising risks. The group has in the past been able to actively source financing through public offerings, shareholder loans and third party loans. A 1% change in interest rates on the group's net cash (cash and cash equivalents less borrowings) would result in a US$0.9 million (2005: US$0.6 million) impact on profit before tax. The group holds financial investments with an average maturity of 30 days to ensure adequate liquidity.

20 FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents the carrying amounts and fair values of the group's financial instruments outstanding at 31 December 2006 and 2005. The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

US$000	Notes	Carrying amount 31 Dec 2006	Fair value 31 Dec 2006	Carrying amount 31 Dec 2005	Fair value 31 Dec 2005
Financial assets					
Cash and equivalents		143 356	143 356	152 452	152 452
Receivables		43 683	43 683	43 281	43 281
Financial liabilities					
Accounts payable		39 461	39 461	28 813	28 813
Current portion of long term borrowings		24 818	24 818	22 991	22 991
Long term borrowings (excluding loans from outside shareholders)		25 666	25 486	49 538	49 538
Liabilities on forward gold sales	16	67 494	67 494	43 090	43 090
Government of Mali loan		2 773	2 280	2 463	1 999

Hedging instruments	Carrying amount US$000	Forward sales ounces	Forward sales US$/oz
Financial instruments			
Details of the group's on balance sheet forward gold sale contracts as at 31 December 2006 *(all treated as cash flow hedges)*:			
Maturity dates			
Year ended 2007	27 525	132 583	438
Year ended 2008	19 062	80 496	431
Year ended 2009	20 907	84 996	437
Total	67 494	298 075	436
Financial instruments			
Details of the group's on balance sheet forward gold sale contracts as at 31 December 2005 *(all treated as cash flow hedges)*:			
Maturity dates			
Loulo			
Year ended 2006	8 939	93 498	431
Year ended 2007	12 532	116 004	438
Year ended 2008	10 618	80 498	431
Year ended 2009	11 001	75 000	430
Total	43 090	365 000	433

These financial instruments were taken out as part of the Loulo project financing, but some of the contracts which matured in 2006 have been rolled forward.

20 FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

For ounces delivered into hedges the net cash proceeds from the sales will be limited to the forward price per the contract as per the previous table. However, the revenue recognised under IFRS in respect of forecast sales hedging using forward contracts rolled forward in 2007 will be adjusted to exclude the non-cash profit/(loss) rolled forward. These profits/losses have already been recognised in the income statement, at the original designated delivery date (ie in 2006).

The hedge book liability as stated at present will realise as follows:

US$000	31 Dec 2006	31 Dec 2005
Amounts deferred in equity which will reduce/(increase) revenue in future periods:		
2006	-	8 984
2007	23 962	12 532
2008	19 062	10 618
2009	19 458	11 001
	62 482	43 135
The non-cash losses on rolled forward contracts for previously designated dates which have already been recognised in the income statement:		
2006	-	-
2007	3 078	-
2008	-	-
2009	1 335	-
	4 413	-
The ineffective loss/(profit) portion of hedging contracts previously recognised	599	(45)
Total fair value	67 494	43 090

Movement in the hedging reserve

US$000	31 Dec 2006	31 Dec 2005
Opening balance	(43 135)	(15 668)
Movement on cash flow hedges		
- Transfer to income statement	17 256	(45)
- Fair value movement on financial instruments	(36 603)	(27 422)
Closing balance	(62 482)	(43 135)

Estimation of fair values

Receivables, accounts payable, bank overdrafts and cash and cash equivalents.

The carrying amounts are a reasonable estimate of the fair values because of the short maturity of such instruments. Long term receivables are discounted using the effective interest rate which approximates a market related rate.

Long term borrowings

The fair value of market-based floating rate long term debt is estimated using the expected future payments discounted at market interest rates.

The fair value for the loans from minority shareholders is based on estimated project cash flows which have been discounted 6.75% (2005: 6.5%).

Gold price contracts

The fair value of gold price forward sales contracts has been determined by reference to quoted market rates at year end balance sheet dates. See note 3.

US$000	Group 31 Dec 2006	Group 31 Dec 2005
21 COMMITMENTS AND CONTINGENT LIABILITIES		
Capital expenditure contracted for at balance sheet date but not yet incurred is:		
Property, plant and equipment	10 450	6 000

The group's capital commitments relating to the Morila joint venture, included above, amount to US$0.1 million (2005: US$0.5 million). There are no contingent liabilities for Morila. If the group were to early terminate its mining contract at Loulo, it would have to pay a lump sum compensation depending on the maturity of the contract. If the contract had been cancelled in 2006 then the payment would have been US$6.7 million (2005: US$8.3 million).

Operating lease commitments
The lease relates to the oxygen plant at Loulo leased from Maligaz.
The duration of the contract is 10 years and the contract is renewable for additional periods of five years thereafter.

The lease expenditure charged to the income statement during the year is disclosed in note 25.
The future aggregate minimum lease payments* under operating leases are as follows:

US$000	2006	2005
No later than one year	323	292
Later than one year and no later than five years	1 292	1 168
Later than five years	969	1 168
	2 584	2 628

* *These payments also include payments for non-lease elements in the arrangement.*

22 RELATED PARTY TRANSACTIONS

In terms of the operator agreement between Morila SA and AngloGold Ashanti Services Mali SA, a management fee, calculated as 1% of the total revenue of Morila, is payable to AngloGold Services Mali SA quarterly in arrears. The attributable management fees for the year ended 31 December 2006 amounted to US$1.3 million (2005: US$1.2 million). Purchasing and consultancy services are also provided by AngloGold Ashanti to the mine on a reimbursable basis. The attributable purchases and consultancy services for the year ended 31 December 2006 amounted to US$0.1 million (2005: US$0.4 million). There were no balances outstanding at year end.

Key management personnel compensation was as follows:

US$000	2006	2005
Short term employee benefits	4 863	3 853
Share-based payments	1 434	2 053
Total	6 297	5 906

This includes compensation for two executive directors, seven non-executive directors and nine executive management personnel.

23 NON GAAP INFORMATION

Total cash costs and cash cost per ounce are non GAAP measures. Total cash costs and total cash costs per ounce are calculated using guidance issued by the Gold Institute. The Gold Institute was a non profit industry association comprised of leading gold producers, refiners, bullion suppliers and manufacturers. This institute has now been incorporated into the National Mining Association. The guidance was first issued in 1996 and revised in November 1999. Total cash costs, as defined in the Gold Institute's guidance, include mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, transfers to and from deferred stripping where relevant, and royalties. Under the company's revised accounting policies, there are no transfers to and from deferred stripping.

23 NON GAAP INFORMATION (CONTINUED)

Total cash costs per ounce are calculated by dividing total cash costs, as determined using the Gold Institute guidance, by gold ounces produced for the periods presented. Total cash costs and total cash costs per ounce are calculated on a consistent basis for the periods presented. Total cash costs and total cash costs per ounce should not be considered by investors as an alternative to operating profit or net profit attributable to shareholders, as an alternative to other IFRS measures or an indicator of our performance. The data does not have a meaning prescribed by IFRS and therefore amounts presented may not be comparable to data presented by gold producers who do not follow the guidance provided by the Gold Institute. In particular depreciation, amortisation and share-based payments would be included in a measure of total costs of producing gold under IFRS, but are not included in total cash costs under the guidance provided by the Gold Institute. Furthermore, while the Gold Institute has provided a definition for the calculation of total cash costs and total cash costs per ounce, the calculation of these numbers may vary from company to company and may not be comparable to other similarly titled measures of other companies. However, Randgold Resources believes that total cash costs per ounce is a useful indicator to investors and management of a mining company's performance as it provides an indication of a company's profitability and efficiency, the trends in cash costs as the company's operations mature, and a benchmark of performance to allow for comparison against other companies.

Cash operating costs and cash operating cost per ounce are calculated by deducting royalties from total cash costs. Cash operating costs per ounce are calculated by dividing cash operating costs by gold ounces produced for the periods presented.

Gold sales and the average price received are non GAAP measures. Gold sales represents the sales of gold at spot and the gains/losses on hedge contacts which have been delivered into at the designated maturity date. It excludes gains/losses on hedge contracts which have been rolled forward to match future sales. This adjustment is considered appropriate because no cash is received/paid in respect of these contracts. Average price received is calculated by dividing gold sales by gold ounces sold. These measures do not have a meaning prescribed by IFRS and should not be regarded as an alternative to the revenue measures presented under IFRS.

Profit from mining activity is calculated by subtracting total cash costs from gold sales for all periods presented.

The following table reconciles gold sales, total cash costs and profit from mining activity, as non GAAP measures, to the information provided in the income statement, determined in accordance with IFRS, for each of the years set forth below:

US$000	Year ended 31 Dec 2006	Year ended 31 Dec 2005
Gold sales on spot	274 907	151 502
Loss on matured hedges	(12 190)	-
Gold sales#	262 717	151 502
Mine production costs	115 217	66 612
Movement in production inventory and ore stock piles	(13 373)	(18 744)~
Transport and refining costs	711	360
Royalties	16 979	10 273
General and administration expenses	13 006	7 438
Total cash costs	132 540	65 939~
Profit from mining activity	130 177	85 563~
Depreciation and amortisation	(22 844)	(11 910)
Exploration and corporate expenditure	(28 805)	(24 049)
Interest and other income	8 552	3 367
Other (losses)/gains - net	(653)	45
Exchange losses/(gains) - net and other expenses	(2 216)	(3 129)
Interest expense	(5 825)	(1 861)
Non-cash loss on roll forward of hedges	(4 413)	-
Profit before income tax	73 973	48 026~

~ *Restated due to change in accounting policy relating to deferred stripping. Refer note 6.*

\# *Gold sales does not include the non-cash loss on the rolled forward hedges amounting to US$4.4 million (2005: US$ nil).*

Notes to the consolidated financial statements

for the year ended 31 December 2006 (continued)

24 SIGNIFICANT UNCERTAINTIES RELATING TO TRANSACTIONS WITH A CONTRACTOR

The directors believe that the group is entitled to recover US$59.3 million from MDM Ferroman (Pty) Ltd ("MDM") (in liquidation), the contractor which was responsible for construction of the Loulo mine ("the project") until the main construction contract was taken back on 30 December 2005. This comprises payments totalling US$32 million which have been capitalised as part of the cost of the project, US$15.2 million in respect of damages arising from the delayed completion of the project, and advances of US$12.1 million (2005: US$12.2 million) included in Receivables. Of this latter amount, US$7 million is secured by performance bonds and the remainder is secured by various personal guarantees and other assets.

As part of the group's efforts to recoup the monies owed, MDM was put into liquidation on 1 February 2006. This resulted in a South African Companies Act Section 417 investigation into the business and financial activities of MDM, its affiliated companies and their directors. This investigation is ongoing, and the liquidators are not expected to release a statement of MDM's assets and liabilities until it has been completed.

The directors believe that the group will be able to recover in full the US$12.1 million included in Receivables. However, this is dependent on the amounts which can be recovered from the performance bonds, personal guarantees and other assets provided as security. Any shortfall is expected to be recovered from any free residue accruing to the insolvent estate. The aggregate amount which will ultimately be recovered cannot presently be determined. The financial statements do not reflect any additional provision that may be required if the US$12.1 million cannot be recovered in full.

Recovery of the other US$47.2 million is dependent on the extent to which the group's claim is accepted by the liquidators and the amount in the free residue. The ultimate outcome of this claim cannot presently be determined. The financial statements do not reflect any adjustment to the cost of the Loulo development that may arise from this claim, or any additional income that may arise from the claim for damages, or any charge that may arise from MDM's inability to settle amounts that are determined to be payable by MDM to the group in respect of the Loulo development.

25 MINING AND PROCESSING COSTS AND OTHER DISCLOSABLE ITEMS

Mining and processing costs comprise:

US$000	Year ended 31 Dec 2006	Year ended 31 Dec 2005
Mine production costs	115 217	66 612
Movement in production inventory and ore stockpiles	(13 373)	(18 744)~
Depreciation and amortisation	22 844	11 910
General and administration expenses	13 006	7 438
	137 694	67 216~

~ *Restated due to change in accounting policy relating to stripping costs. Refer note 6.*

Operating lease payments	323	292
Impairment of receivables	1 550	1 009

26 EXPLORATION AND CORPORATE EXPENDITURE

Exploration and corporate expenditure comprise:

Exploration expenditure	13 959	8 723
Corporate expenditure	14 846	15 326
	28 805	24 049

27 POST BALANCE SHEET EVENTS

On 5 February 2007, the board of directors declared an annual dividend of 10 cents per share which will result in an aggregate dividend payment of US$6.9 million.

Subsidiary and joint venture companies

at 31 December 2006

	Issued share capital	Effective holding %	Shares 31 Dec 2006 US$000	Shares 31 Dec 2005 US$000	Indebtedness 31 Dec 2006 US$000	Indebtedness 31 Dec 2005 US$000
INTEREST OF RANDGOLD RESOURCES						
Mining Investments Jersey Limited+	2	100	-	-	-	-
Randgold Resources (Côte d'Ivoire) Limited+	2	100	-	-	-	-
Randgold Resources Côte d'Ivoire SARL***	835	100	-	-	-	-
Randgold Resources (Mali) Limited+	2	100	-	-	-	-
Randgold Resources Mali SARL**	2	100	2	-	5 347	-
Randgold Resources (Senegal) Limited+	2	100	-	-	-	-
Randgold Resources (Somilo) Limited+	2	100	-	-	-	-
Randgold Resources Tanzania (T) Limited§	2	100	-	-	-	-
Randgold Resources T1 Limited+	1	100	-	-	-	-
Randgold Resources T2 Limited+	1	100	-	-	-	-
Seven Bridges Trading 14 (Proprietary) Limited*	1 000	100	-	-	(157)	144
Somilo SA**	97 407	80	5 745	5 745	145 424	112 738
Joint Venture Oxford/ Randgold SARL#	100	65	-	-	-	-
Morila Limited#	2	50	-	-	-	-
Morila SA**	14 285	40	271	271	139	30

Aggregate after-tax profits for the year attributable to the company from its subsidiary and joint venture companies amount to US$27 million (2005: US$21.6 million).

Note:

+ *Companies incorporated in Jersey, Channel Islands*

* *Companies incorporated in South Africa*

** *Companies incorporated in Mali*

*** *Companies incorporated in Côte d'Ivoire*

§ *Companies incorporated in Tanzania*

\# *Joint venture company*

Group structure

for the year ended 31 December 2006



RANDGOLD RESOURCES LIMITED
100%
Mining Invest-ments Jersey Limited
100%
Randgold Resources (Côte d'Ivoire) Limited
100%
Randgold Resources (Mali) Limited
100%
Randgold Resources (Senegal) Limited
100%
Randgold Resources (Somilo) Limited
100%
Randgold Resources Tanzania (T) Limited
100%
Seven Bridges Trading 14 (Prop-rietary) Limited
100%
Randgold Resources (Burkina) Limited
100%
Randgold Resources T1 Limited
100%
Randgold Resources T2 Limited
50%
Morila Limited
100%
Randgold Resources (Côte d'Ivoire) SARL
100%
Randgold Resources Mali SARL
80%
Société des Mines de Loulo SA
80%
Société des Mines de Morila SA

Total shareholders' return vs HSBC global gold index



Index
Volume traded (000)
Volumes (LSE, Nasdaq)
Randgold Resources UK
Randgold Resources ADR (US)
HSBC Global Gold Index
200
180
160
140
120
100
80
60
40
20
0
4 500
4 000
3 500
3 000
2 500
2 000
1 500
1 000
500
0
Dec
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Jan
2005
2006
2007



Shareholders' information

Comprehensive, clear and
timely communication with investors
is an integral part of our management style.

Directory

DIRECTORS
- **Philippe Liétard #**
- **Dr D Mark Bristow**
- **Bernard H Asher ~ ‡ ** ∅**
- **Norborne P Cole, Jr ‡ ∅**
- **Robert I Israel ***
- **Dr Aubrey L Paverd §**
- **Dr Karl Voltaire §**
- **Roger A Williams**
  - * *Chairman of the remuneration committee*
  - ~ *Chairman of the audit committee*
  - ‡ *Member of the remuneration committee*
  - § *Member of the audit committee*
  - ** *Senior independent*
  - # *Chairman of the governance and nomination committee*
  - ∅ *Member of the governance and nomination committee*

SECRETARY AND REGISTERED OFFICE
- **David J Haddon**, La Motte Chambers, La Motte Street, St Helier, Jersey, Channel Islands

REGISTRARS
- **Computershare Investor Services (Channel Islands) Limited**, PO Box 83, Ordnance House, 31 Pier Road, St Helier, Jersey, JE4 8PW Channel Islands

UNITED STATES DEPOSITARY
- **American Depositary Receipts**
  The Bank of New York, Shareholder Relations Department, 101 Barclay Street, New York, NY 10286 USA

UK TRANSFER OFFICE
- **Computershare Services plc**
  7th Floor Jupiter House Triton Court,
  14 Finsbury Square London
  EC2A 1BR UK

AUDITORS
- **PricewaterhouseCoopers LLP** (London)
- **BDO Stoy Hayward LLP** *(from 2007)*

PRINCIPAL BANKERS
- **National Westminster Bank plc**
- **Citibank NA**

LEGAL COUNSEL
- **Ogier** (Jersey)
- **Fulbright & Jaworski LLP** (New York)
- **Ashurst** (London)

BROKERS
- **HSBC Investment Bank plc**

LISTING
- Randgold Resources Limited was listed on the London Stock Exchange on 1 July 1997 (trading symbol: **RRS**) and the Nasdaq National Market on 11 July 2002 (trading symbol: **GOLD**).

INVESTOR RELATIONS
- To obtain additional information about the company or to be placed on the company's distribution list, contact: Kathy du Plessis, Randgold Resources Investor Relations, PO Box 87386, Houghton, 2041, South Africa.
  Tel: +27 11 728 4701, Fax: +27 11 728 2547
  E-mail: **randgoldresources@dpapr.com**

WEBSITE
- Our website is regularly updated to supply you with the latest information on the company.
  www.randgoldresources.com

OPERATIONS
- **Burkina Faso**
  Randgold Resources Burkina Faso Limited
  Sanmatenga JV,
  242, Rue 13.03 "GANDAOGO",
  Secteur 13 Zone Du Bois 01 BP 4771
  Ouagadougou 01, Burkina Faso
  Tel: +226 50 36 39 36
  Fax: +226 50 36 31 46

- **Côte d'Ivoire**
  Randgold Resources Côte d'Ivoire Limited
  8 Boulevard Carde, Immeuble "La Residence"
  1er Etage, 01 BP 725, Abidjan - Plateau Abidjan, Côte d'Ivoire
  Tel: +225 20 22 50 12/+225 20 22 31 18
  Fax: +225 20 22 31 43
  - *Korhogo office*
    Tel: +225 36 86 29 40
    Fax: +225 36 86 29 40

- **Ghana**
  Inter Afrique Holdings
  21 Examination Loop North Ridge, Accra, Ghana
  Tel: +233 21 24 56 72
  Fax: +233 21 24 56 72

- **Mali**
  Randgold Resources Mali Limited
  Faladié
  6448 Avenue de l'OUA, BP E1160, Bamako, Mali
  Tel: +223 220 38 55/+223 220 20 06
  Fax: +223 220 44 07/+223 220 81 87
  - *Somilo (Loulo Gold Mine)*
    Tel: +223 251 30 00/01/02/03/05/07
    Fax: +223 251 30 04/06
  - *Morila Gold Mine*
    Tel: +31 205 40 73/70/1/2
    Fax: +31 205 40 73 73

- **Senegal**
  Randgold Resources Senegal Limited
  67 Ave André Peytavin, BP 887, Dakar, Senegal
  Tel: +221 849 17 80/+221 849 49 22
  Fax: +221 849 17 84/+221 823 31 44

- **South Africa**
  Seven Bridges Trading 14 (Pty) Ltd
  Level 0, Wilds View, Isle Of Houghton,
  Carse O'Gowrie Road, Houghton Estate
  Johannesburg, 2198, South Africa
  PO Box 3011, Houghton, 2041, South Africa
  Tel: +27 11 481 7200
  Fax: +27 11 481 7246

- **Tanzania**
  Randgold Resources Tanzania (T) Limited
  Plot 173, Block D Isamilo, Mwanza, Tanzania
  Tel: +255 282 50 09 74
  Fax: +255 282 50 20 89

- **United Kingdom**
  4th Floor, 2 Savoy Court, Strand, WC2R 0EZ, London, United Kingdom
  Tel: +44 207 557 77 30
  Fax: +44 207 557 77 34

GEOGRAPHICAL ANALYSIS	Number of institutions	Total shares by country	% identified of total shares outstanding
United Kingdom	56	17 399 231	25.45
TOTAL UNITED KINGDOM	56	17 399 231	25.45
France	7	1 829 734	2.68
Germany	12	1 177 728	1.72
South Africa	2	916 968	1.34
Switzerland	17	886 069	1.30
Luxembourg	7	707 441	1.03
Ireland	1	77 763	0.11
Liechtenstein	2	76 242	0.11
Cyprus	1	15 000	0.02
Austria	2	11 050	0.02
Czech Republic	1	3 932	0.01
Netherlands	1	1 000	0.00
TOTAL EUROPE	53	5 702 927	8.34
United States	69	38 969 400	57.00
Canada	5	5 281 726	7.73
TOTAL NORTH AMERICA	74	44 251 126	64.73
Australia	1	837 000	1.22
Japan	1	50 000	0.07
TOTAL ASIA PACIFIC/MIDDLE EAST	2	887 000	1.30

Source: Capital Precision


TOP TWENTY INSTITUTIONAL INVESTORS
9 000 000
8 000 000
7 000 000
6 000 000
5 000 000
4 000 000
3 000 000
2 000 000
1 000 000
0
Blackrock Inv Mgmt (UK)
Wells Capital Mgmt, Inc
Van Eck Associates Corp
Mackenzie Financial Corp
U.S. Global Investors, Inc
Legal & General Inv Mgmt Ltd
Franklin Advisers, Inc
GAMCO Investors
Tocqueville Asset Mgmt LP
Arnhold & S. Bleichroede
Evergreen Inv Mgmt Co, LLC
JP Morgan Inv Mgmt Inc (NY)
Fidelity Mgmt and Research
Artemis Inv. Mgmt Ltd
OppenheimerFunds, Inc
Barclays Global Investors,
USAA Inv Mgmt Corp
American Century Inv Mgmt
ASA (Bermuda) Ltd
Columbia Wanger Asset Mgmt

Source: Capital Precision

Notice of annual general meeting

for the year ended 31 December 2006

Notice is hereby given that the annual general meeting of the company will be held in the conference room of the Atlantic Hotel, St. Bredale, Jersey, JE3 8HE, Channel Islands on 30 April 2007 at 08h45 for the following business:

ORDINARY BUSINESS OF THE COMPANY

1 To receive and adopt the company's financial statements for the year ended 31 December 2006 and the reports of the directors and the auditors thereon.

2 To elect Norborne Page Cole (whose appointment automatically ends on the day of the annual general meeting in accordance with the articles of association) as a director. Mr Cole was appointed to the board during the year and is recommended by the board for election. Mr Cole was initially appointed to the board on 3 May 2006 and serves as a member of the remuneration committee and the governance and nomination committee. In terms of the definitions of the Combined Code and the Sarbanes Oxley Act, Mr Cole is deemed a non-executive director. Mr Cole retired after many years service to the Coca-Cola organisation as the CEO of Coca-Cola Amatil, based in Sydney Australia. Since retirement, Mr Cole has and continues to serve as a director for other listed and non-listed companies.

3 To elect Dr Karl Voltaire (whose appointment automatically ends on the day of the annual general meeting in accordance with the articles of association) as a director. Dr Voltaire was appointed to the board during the year and is recommended by the board for election. Dr Voltaire was initially appointed to the board on 3 May 2006 and serves as a member of the audit committee. In terms of the definitions of the Combined Code and the Sarbanes Oxley Act, Dr Voltaire is deemed a non-executive director. Dr Voltaire, who holds a PhD in finance from the University of Chicago, served for many years with the World Bank. Currently, he is the CEO of the Nelson Mandela Institution based in Nigeria.

4 To re-elect Philippe Liétard (who retires by rotation in accordance with the articles of association) as a director, as recommended by the board of directors of the company. Mr Liétard was initially appointed to the board of directors in February 1998. On 4 November 2004, Mr Liétard was appointed the non-executive chairman of the company. Mr Liétard joined the board initially, and until his retirement from that organisation, as a representative of the International Finance Corporation, which he served in the capacity of the director in charge of the oil, mining and gas divisions. Since his retirement Mr Liétard has been an independent consultant and promotor of mining and energy investments and currently serves as president of the "Rocheambeau" Foundation.

5 To re-elect Robert Irving Israel (who retires by rotation in accordance with the articles of association) as a director, as recommended by the board of directors of the company. Mr Israel was initially appointed to the board of directors in 12 June 1997 and serves as the chairman of the remuneration committee. In terms of the definitions of the Combined Code and the Sarbanes Oxley Act, Mr Israel is deemed a non-executive director. Mr Israel is a partner at Compass Partners LLP, a specialist corporate finance firm in the natural resources sector having 27 years' experience in this sector.

6 To receive and adopt the remuneration committee report.

7 To approve fees payable to directors as follows:

a) A general annual retainer to all non-executive directors of US$45 000;

b) An annual committee assignment fee of US$25 000, with an additional premium for membership of the audit committee of US$10 000;

c) The chairman of a board committee to receive a committee assignment fee of US$40 000;

d) The senior independent director, in addition to the general annual retainer but in lieu of any committee assignment fee, to receive an additional US$75 000;

e) The non-executive chairman, in addition to the general annual retainer but in lieu of any committee assignment fee, to receive an additional US$90 000;

f) An award to each director of US$30 000 to be translated into a number of "restricted" shares. The shares are to vest over a three year period from the date of the award. Vesting would accelerate on the following conditions:

i) Termination other than resignation or dismissal;

ii) Voluntary retirement after the age of 65 with a minimum of three years' service as a director; and

iii) Change in control of the company.

8 To appoint BDO Stoy Hayward LLP as auditors of the company for the year ending 31 December 2007.

NOTES

The Register of directors' interests and copies of all service contracts of the company will be available during normal business hours at the registered office from the date of this notice until the conclusion of the meeting. A member entitled to attend and vote at the meeting may appoint one or more proxies to attend, vote, speak and act in his/her stead. A proxy need not be a member of the company. For the convenience of members who are unable to attend the meeting but wish to be represented thereat, a proxy form is attached. Attention is drawn to the fact that, if it is to be effective, a completed proxy form must reach Computershare Investor Services (Channel Islands) Limited, at least 48 hours (Saturday, Sunday and public holidays excluded) before the time appointed for the meeting, being 08h45 on Thursday 27 April 2007.

By order of the board



David J Haddon
Secretary

13 March 2007

Proxy form

for the annual general meeting to be held on Monday 30 April 2007 at 08h45

Randgold Resources Limited □ Incorporated in Jersey, Channel Islands □ Registration number: 62686

I/We ____________________

of ____________________

being the holders of ____________________ ordinary shares

hereby appoint ____________________

of ____________________

or failing him ____________________

of ____________________

or failing him, the chairman of the meeting as my/our proxy to vote for me/us and on my/our behalf at the annual general meeting of shareholders of the company to be held in the Conference Room of the Atlantic Hotel, St Bredale, Jersey, JE3 8HE, Channel Islands at 08h45 on 30 April 2007 and at every adjournment of that meeting.

Please indicate with an "X" or tick in the appropriate space below how you wish your votes to be cast.

Agenda item	Vote for	Vote against	Abstain
1 Ordinary resolution - Adoption of the directors' report and accounts			
2 Ordinary resolution - Election of directors Norborne P Cole *(member of the remuneration committee)*			
3 Ordinary resolution - Election of directors Dr Karl Voltaire *(member of the audit committee)*			
4 Ordinary resolution - Re-election of directors Philippe Liétard *(non-executive chairman)*			
5 Ordinary resolution - Re-election of directors Robert I Israel *(chairman of the remuneration committee)*			
6 Ordinary resolution - Adoption of the report of the remuneration committee			
7 Ordinary resolution - Approve the fees payable to directors			
8 Ordinary resolution - Appoint BDO Stoy Hayward LLP as auditors of the company for the year ending 31 December 2007			

Signed at ____________________ on ____________________ 2007

Signature(s) ____________________

Assisted by me (WHERE APPLICABLE) ____________________

Full names of signatory if signing in a representative capacity. Please use block letters.

Notes to the proxy

for the annual general meeting to be held on Monday 30 April 2007 at 08h45

Instructions for signing and lodging the annual general meeting proxy form:

1 A deletion of any printed matter and the completion of any blank spaces need not be signed or initialled. Any alterations must be signed, not initialled.

2 The chairman shall be entitled to decline to accept the authority of the signatory;
- under the power of attorney; and
- on behalf of the company,

unless the power of attorney or authority is deposited at the office of the company's registrars being Computershare Investor Services (Channel Islands) Limited (see address details below) not less than 48 hours (Saturdays, Sundays and public holidays excluded) before the time for holding the meeting.

3 The signatory may insert the name of any person(s) whom the signatory wishes to appoint as his proxy in the blank spaces provided for that purpose.

4 When there are joint holders of shares and if more than one such joint holders be present or represented, then the person whose name appears first in the register in respect of such shares or his proxy, as the case may be, shall alone be entitled to vote in respect thereof.

5 The completion and lodging of this form of proxy will not preclude the signatory from attending the meeting and speaking and voting in person thereat to the exclusion of any proxy appointed in terms hereof should such signatory wish to do so.

6 If the signatory does not indicate in the appropriate place on the face hereof how he wishes to vote in respect of any resolutions, his proxy shall be entitled to vote as he deems fit in respect of that resolution.

7 The chairman of the general meeting may reject or accept any proxy form which is completed other than in accordance with these instructions, provided that he is satisfied as to the manner in which a member wishes to vote.

8 If the shareholding is not indicated on the form of proxy, the proxy will be deemed to be authorised to vote the total shareholding registered in the shareholder's name.

REGISTRARS
Computershare Investor Services (Channel Islands) Limited
PO Box 83
Ordnance House
31 Pier Road, St Helier
Jersey JE4 8PW
Channel Islands
Tel: (44) 1534 825 203

Shareholders' diary

for the year ended 31 December 2006

Financial year end	31 December
Annual general meeting	Monday 30 April 2007

ANNOUNCEMENT OF QUARTERLY RESULTS

First quarter	Tuesday 8 May 2007
Second quarter	Thursday 2 August 2007
Third quarter	Thursday 1 November 2007
Year end and fourth quarter	Monday 4 February 2008

TICKER SYMBOLS

Stock Exchange	Ticker Symbol
London Stock Exchange (ords)	RRS
London Stock Exchange (ADRs)	GOLD
Nasdaq Stock Market	GOLD

Designed and produced by ... [illegible]

END


RANDGOLD
RESOURCES

www.randgoldresources.com